Exhibit 99.1

Consolidated Financial Statements

for the year ended 30 June 2026

CONTENT

Sasol Annual Financial Statements 2026 1

INCOME STATEMENT

for the year ended 30 June

		2026	2025	2024
	Note	Rm	Rm	Rm
Turnover	2	272 118	249 096	275 111
Materials, energy and consumables used	3	(138 032)	(129 141)	(137 957)
Selling and distribution costs		(9 468)	(9 579)	(10 394)
Maintenance expenditure		(14 863)	(15 524)	(15 446)
Employee-related expenditure	4	(36 787)	(35 298)	(35 465)
Depreciation and amortisation		(13 602)	(14 002)	(15 644)
Other expenses and income	5	(16 435)	(8 711)	(13 854)
Equity accounted profits, net of tax		79	1 623	1 758
Operating profit before remeasurement items		43 010	38 464	48 109
Remeasurement items affecting operating profit	8	(17 320)	(19 645)	(75 414)
Earnings/(loss) before interest and tax (EBIT/(LBIT))		25 690	18 819	(27 305)
Finance income	6	2 329	2 925	3 226
Finance costs	6	(9 412)	(9 462)	(10 427)
Earnings/(loss) before tax		18 607	12 282	(34 506)
Taxation	9	(4 149)	(4 556)	(9 739)
Earnings/(loss) for the year		14 458	7 726	(44 245)
Attributable to
Owners of Sasol Limited		12 149	6 767	(44 271)
Non-controlling interests in subsidiaries		2 309	959	26
		14 458	7 726	(44 245)

		Rand	Rand	Rand
Per share information
Basic earnings/(loss) per share	7	18,99	10,60	(69,94)
Diluted earnings/(loss) per share	7	18,73	10,54	(69,94)

The notes on pages 7 to 124 are an integral part of these Consolidated Financial Statements.

Sasol Annual Financial Statements 2026 2

STATEMENT OF COMPREHENSIVE INCOME

for the year ended 30 June

	2026	2025	2024
	Rm	Rm	Rm
Earnings/(loss) for the year	14 458	7 726	(44 245)
Other comprehensive (loss)/income, net of tax
Items that can be subsequently reclassified to the income statement	(2 325)	1 592	(2 916)
Effect of translation of foreign operations	(2 255)	1 579	(2 745)
Share of other comprehensive income in equity accounted investments	(70)	13	57
Foreign currency translation reserve on disposal of business reclassified to the income statement	—	—	(228)
Items that cannot be subsequently reclassified to the income statement	122	188	48
Remeasurement of post-retirement benefit obligation	247	251	55
Fair value of investments through other comprehensive income	1	(1)	(3)
Tax on items that cannot be subsequently reclassified to the income statement	(126)	(62)	(4)

Total comprehensive income/(loss) for the year	12 255	9 506	(47 113)
Attributable to
Owners of Sasol Limited	9 948	8 539	(47 123)
Non-controlling interests in subsidiaries	2 307	967	10
	12 255	9 506	(47 113)

The notes on pages 7 to 124 are an integral part of these Consolidated Financial Statements.

Sasol Annual Financial Statements 2026 3

STATEMENT OF FINANCIAL POSITION

at 30 June

		2026	2025
	Note	Rm	Rm
Assets
Property, plant and equipment	16	146 710	158 041
Right of use assets	14	11 375	11 834
Goodwill and other intangible assets		2 503	2 350
Equity accounted investments	18	10 715	12 959
Other long-term investments		3 406	3 008
Post-retirement benefit assets	31	1 313	1 083
Long-term receivables and prepaid expenses	17	3 025	3 543
Long-term financial assets	35	2 873	780
Deferred tax assets	11	35 872	35 803
Non-current assets		217 792	229 401
Inventories	21	50 321	41 793
Tax receivable	10	285	1 557
Trade and other receivables	22	45 862	40 086
Short-term financial assets		6 211	5 615
Cash and cash equivalents	25	43 304	41 050
Current assets		145 983	130 101
Assets in disposal groups held for sale		43	53
Total assets		363 818	359 555
Equity and liabilities
Shareholders’ equity		163 056	152 427
Non-controlling interests		6 978	5 184
Total equity		170 034	157 611
Long-term debt	13	67 874	88 554
Lease liabilities	14	15 690	15 177
Long-term provisions	29	13 961	12 949
Post-retirement benefit obligations	31	11 622	12 121
Long-term deferred income		199	229
Deferred tax liabilities	11	2 765	3 478
Non-current liabilities		112 111	132 508
Short-term debt	15	27 402	16 940
Short-term provisions	30	2 804	3 757
Tax payable	10	1 051	636
Trade and other payables	23	48 802	47 411
Short-term deferred income		947	625
Short-term financial liabilities	35	549	66
Bank overdraft	25	118	1
Current liabilities		81 673	69 436
Total equity and liabilities		363 818	359 555

The notes on pages 7 to 124 are an integral part of these Consolidated Financial Statements.

Sasol Annual Financial Statements 2026 4

STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June

		Share-	Foreign		Remeasurement
	Share	based	currency		on post-			Non-
	capital	payment	translation	Other	retirement	Retained	Shareholders’	controlling	Total
	Note 12	reserve	reserve	reserves*	benefits	earnings	equity	interests	equity
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Balance at 30 June 2023	9 888	898	49 686	20	706	135 706	196 904	4 620	201 524
Other movements	—	1	(1)	(25)	—	17	(8)	9	1
Movement in share-based payment reserve	—	865	—	—	—	—	865	—	865
Share-based payment expense (refer note 32)	—	986	—	—	—	—	986	—	986
Deferred tax	—	(121)	—	—	—	—	(121)	—	(121)
Long-term incentives vested and settled	—	(718)	—	—	—	718	—	—	—
Total comprehensive (loss)/ income for the year	—	—	(2 971)	54	65	(44 271)	(47 123)	10	(47 113)
(loss)/profit	—	—	—	—	—	(44 271)	(44 271)	26	(44 245)
other comprehensive (loss)/income for the year	—	—	(2 971)	54	65	—	(2 852)	(16)	(2 868)
Dividends paid (refer note 28)	—	—	—	—	—	(7 633)	(7 633)	(217)	(7 850)
Balance at 30 June 2024	9 888	1 046	46 714	49	771	84 537	143 005	4 422	147 427
Other movements	—	—	—	—	—	(2)	(2)	—	(2)
Movement in share-based payment reserve	—	913	—	—	—	—	913	—	913
Share-based payment expense (refer note 32)	—	914	—	—	—	—	914	—	914
Deferred tax	—	(1)	—	—	—	—	(1)	—	(1)
Long-term incentives vested and settled	—	(691)	—	—	—	691	—	—	—
Total comprehensive income for the year	—	—	1 581	12	179	6 767	8 539	967	9 506
profit	—	—	—	—	—	6 767	6 767	959	7 726
other comprehensive income for the year	—	—	1 581	12	179	—	1 772	8	1 780
Dividends paid (refer note 28)	—	—	—	—	—	(28)	(28)	(205)	(233)
Balance at 30 June 2025	9 888	1 268	48 295	61	950	91 965	152 427	5 184	157 611
Movement in share-based payment reserve	—	956	—	—	—	—	956	—	956
Share-based payment expense (refer note 32)	—	918	—	—	—	—	918	—	918
Deferred tax	—	38	—	—	—	—	38	—	38
Long-term incentives vested and settled	—	(217)	—	—	—	217	—	—	—
Transfer to cash-settled liability¹	—	(275)	—	—	—	—	(275)	—	(275)
Transfer of gain realised on payment of cash-settled liability¹	—	(468)	—	—	—	468	—	—	—
Total comprehensive (loss)/income for the year	—	—	(2 250)	(69)	118	12 149	9 948	2 307	12 255
profit	—	—	—	—	—	12 149	12 149	2 309	14 458
other comprehensive (loss)/income for the year	—	—	(2 250)	(69)	118	—	(2 201)	(2)	(2 203)
Dividends paid (refer note 28)	—	—	—	—	—	—	—	(513)	(513)
Balance at 30 June 2026	9 888	1 264	46 045	(8)	1 068	104 799	163 056	6 978	170 034

*Includes investment fair value and cash flow hedge reserves.

1

On 20 August 2025, the Remuneration Committee approved the once-off settlement of the Long-term incentive (LTI) shares vesting on 6 September 2025 through a combination of equity and cash. The fair value of the liability was reclassified from equity to liabilities on modification date for the sell portion of the LTIs that vested on 6 September 2025. The difference between the amount accrued in the share-based payment reserve (based on the share price at grant date while it was still an equity settled share-based payment) and the amount of the cash settled liability paid (based on share price at vesting date), resulted in a gain being realised upon the extinguishment of the liability on 8 September 2025.

The notes on pages 7 to 124 are an integral part of these Consolidated Financial Statements.

Sasol Annual Financial Statements 2026 5

STATEMENT OF CASH FLOWS

for the year ended 30 June

		2026	2025	2024
	Note	Rm	Rm	Rm
Cash receipts from customers		267 407	247 982	272 017
Cash paid to suppliers and employees[1]		(225 437)	(200 179)	(219 696)
Cash generated by operating activities	26	41 970	47 803	52 321
Dividends received from equity accounted investments		1 410	3 211	1 639
Finance income received	6	2 300	2 818	3 211
Finance costs paid[2]	6	(7 063)	(7 998)	(8 638)
Tax paid	10	(5 624)	(7 293)	(10 932)
Cash available from operating activities		32 993	38 541	37 601
Dividends paid[3]	28	—	(28)	(7 633)
Dividends paid to non-controlling shareholders in subsidiaries		(513)	(205)	(217)
Cash retained from operating activities		32 480	38 308	29 751
Additions to non-current assets		(21 104)	(25 983)	(30 428)
additions to property, plant and equipment	16	(20 751)	(25 345)	(30 074)
additions to other intangible assets		(121)	(68)	(85)
decrease in capital project related payables		(232)	(570)	(269)
Cash contribution to equity accounted investments		(80)	(63)	(113)
Proceeds on disposals of equity accounted investments⁴		126	—	—
Proceeds on disposals and scrappings		215	372	129
Proceeds from assets held for sale		52	53	9
Purchase of investments		(189)	(1 055)	(173)
Proceeds from sale of investments		108	946	69
Long-term receivables repaid		576	511	357
Long-term receivables granted		(1 188)	(431)	(298)
Increase in long-term restricted cash		(204)	(236)	(209)
Cash used in investing activities		(21 688)	(25 886)	(30 657)
Proceeds from long-term debt	13	18 579	471	30 692
Repayment of long-term debt	13	(23 651)	(14 060)	(35 468)
Payment of lease liabilities	14	(2 800)	(3 077)	(2 698)
Proceeds from short-term debt		3 977	3 613	2 691
Repayment of short-term debt		(3 397)	(3 556)	(2 183)
Cash used in financing activities		(7 292)	(16 609)	(6 966)
Translation effects on cash and cash equivalents		(1 363)	(26)	(633)
Increase/(decrease) in cash and cash equivalents		2 137	(4 213)	(8 505)
Cash and cash equivalents at the beginning of year		41 049	45 262	53 767
Cash and cash equivalents at the end of the year	25	43 186	41 049	45 262
1	Includes a R275 million cash-settled share-based payment (refer to note 32.1).
2	Included in finance costs paid are amounts capitalised to assets under construction a class of Property, plant and equipment (refer to note 16).
3	Decrease is as a result of no interim dividends declared in 2026 and 2025, no final dividends declared in 2025 compared to interim dividends declared in 2024.
4	Payment received on 30 June 2026 relating to contingent consideration from the Uzbekistan GTL LLC disposal.

The notes on pages 7 to 124 are an integral part of these Consolidated Financial Statements.

Sasol Annual Financial Statements 2026 6

Notes to the financial statements

Segment information	9
Statement of compliance	16

Sources of capital

Equity	48
Share capital	48

Funding activities and facilities	49
Long-term debt	49
Leases	52
Short-term debt	55

Sasol Annual Financial Statements 2026 7

Provisions and reserves

Provisions	76
Long-term provisions	76
Short-term provisions	79
Post-retirement benefit obligations	80

Reserves	90
Share-based payment reserve	90

Other disclosures

Contingent liabilities	96
Related party	98
Financial risk management and financial instruments	107
Subsequent events	124

Sasol Annual Financial Statements 2026 8

SEGMENT INFORMATION

	Southern Africa				International
	Energy and Chemicals				Chemicals		Business	Consolidation
	Mining	Gas	Fuels	Chemicals Africa	America	Eurasia	support	Adjustments	Total
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2026
Income statement
External turnover[1]	4	7 998	122 075	59 862	40 290	41 889	—	—	272 118
Segment turnover	29 309	12 300	125 274	62 527	40 883	42 324	—	(40 499)	272 118
Intersegmental turnover	(29 305)	(4 302)	(3 199)	(2 665)	(593)	(435)	—	40 499	—
Materials, energy and consumables used[2]	(9 770)	(3 360)	(80 593)	(33 818)	(20 700)	(29 606)	(158)	39 973	(138 032)
Selling and distribution costs	—	—	(43)	(4 671)	(3 269)	(1 511)	—	26	(9 468)
Maintenance expenditure	(4 498)	(343)	(3 926)	(3 699)	(1 992)	(1 130)	(535)	1 260	(14 863)
Employee-related expenditure	(6 941)	(914)	(5 232)	(6 524)	(3 849)	(6 441)	(7 060)	174	(36 787)
Depreciation and amortisation	(1 055)	(1 353)	(702)	(5 845)	(2 840)	(1 334)	(473)	—	(13 602)
Other expenses and income	(3 290)	(1 186)	(6 579)	(6 697)	(4 278)	(367)	6 896	(934)	(16 435)
Equity accounted profits/(losses), net of tax	1	399	(436)	224	—	—	(109)	—	79
Remeasurement items affecting operating profit (refer note 8)	(42)	(4 331)	(7 860)	(4 836)	142	(450)	57	—	(17 320)
Earnings/(loss) before interest and tax (EBIT/(LBIT))	3 714	1 212	19 903	(3 339)	4 097	1 485	(1 382)	—	25 690
Statement of Financial Position
Additions to non-current assets[3]	4 143	1 832	5 417	5 898	1 906	1 221	455	—	20 872
1	Mining’s external turnover is net of royalties paid on both external and intersegmental sales.
2	An amount of R110,6 billion relating to the cost of raw materials is included in the Materials, energy and consumables used.

The current year consists of Mining (R8,2 billion), Gas (R3,4 billion), Fuels (R69,6 billion), Chemicals Africa (R25,3 billion), Chemicals America (R16,8 billion), Chemicals Eurasia (R26,4 billion) and Business Support (R0,1 billion) less a consolidation adjustment (R39,2 billion).

3Excludes capital project related payables, equity accounted investments and deferred tax assets.

Sasol Annual Financial Statements 2026 9

	Southern Africa				International
	Energy and Chemicals				Chemicals		Business	Consolidation
	Mining	Gas	Fuels	Chemicals Africa	America	Eurasia	support	Adjustments	Total
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2025
Income statement
External turnover	3 640	8 421	96 026	60 716	38 246	42 047	—	—	249 096
Segment turnover	30 373	13 133	98 419	63 528	38 703	42 571	—	(37 631)	249 096
Intersegmental turnover	(26 733)	(4 712)	(2 393)	(2 812)	(457)	(524)	—	37 631	—
Materials, energy and consumables used¹	(9 965)	(3 493)	(70 247)	(32 798)	(19 278)	(30 308)	(168)	37 116	(129 141)
Selling and distribution costs	—	—	(28)	(4 322)	(3 679)	(1 584)	–	34	(9 579)
Maintenance expenditure	(4 602)	(286)	(4 064)	(3 751)	(2 586)	(1 028)	(576)	1 369	(15 524)
Employee-related expenditure	(6 854)	(732)	(4 758)	(5 969)	(4 648)	(6 177)	(6 389)	229	(35 298)
Depreciation and amortisation	(1 426)	(1 179)	(1 015)	(5 361)	(2 988)	(1 555)	(478)	—	(14 002)
Other expenses and income	(3 531)	(88)	(2 300)	(5 631)	(3 849)	(946)	8 751	(1 117)	(8 711)
Equity accounted (losses)/profits, net of tax	1	489	976	218	—	—	(61)	—	1 623
Remeasurement items affecting operating profit (refer note 8)	(42)	(4 796)	(11 761)	(905)	(9)	(2 184)	52	—	(19 645)
Earnings/(loss) before interest and tax (EBIT/(LBIT))	3 954	3 048	5 222	5 009	1 666	(1 211)	1 131	—	18 819
Statement of Financial Position
Additions to non-current assets²	3 573	3 481	7 315	6 863	2 332	1 548	301	—	25 413
1	An amount of R103 billion relating to the cost of raw materials is included in the Materials, energy and consumables used.

The current year consists of Mining (R8,5 billion), Gas (R3,5 billion), Fuels (R59,7 billion), Chemicals Africa (R25 billion), Chemicals America (R15,7 billion), Chemicals Eurasia (R26,6 billion) and Business Support (R0,1 billion) less a consolidation adjustment (R36,2 billion).

2Excludes capital project related payables and equity accounted investments.

Sasol Annual Financial Statements 2026 10

	Southern Africa				International
	Energy and Chemicals				Chemicals		Business	Consolidation
	Mining	Gas	Fuels	Chemicals Africa	America	Eurasia	support	Adjustments	Total
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2024
Income statement
External turnover	3 874	8 014	116 256	63 829	41 424	41 714	—	—	275 111
Segment turnover	28 876	12 158	118 864	66 883	41 805	42 201	—	(35 676)	275 111
Intersegmental turnover	(25 002)	(4 144)	(2 608)	(3 054)	(381)	(487)	—	35 676	—
Materials, energy and consumables used¹	(9 401)	(4 097)	(76 483)	(30 038)	(21 899)	(30 974)	(182)	35 117	(137 957)
Selling and distribution costs	—	—	(44)	(4 771)	(3 936)	(1 673)	—	30	(10 394)
Maintenance expenditure	(4 214)	(329)	(4 089)	(3 492)	(2 792)	(1 189)	(710)	1 369	(15 446)
Employee-related expenditure	(6 851)	(750)	(4 801)	(5 721)	(4 843)	(6 213)	(6 564)	278	(35 465)
Depreciation and amortisation	(1 532)	(665)	(1 115)	(5 018)	(4 905)	(1 930)	(479)	—	(15 644)
Other expenses and income	(3 684)	(1 031)	(5 314)	(6 459)	(4 953)	(345)	9 050	(1 118)	(13 854)
Equity accounted profits, net of tax	(1)	463	1 173	143	—	—	(20)	—	1 758
Remeasurement items affecting operating profit (refer note 8)	17	954	(9 244)	(5 237)	(59 686)	(2 265)	47	—	(75 414)
Earnings/(loss) before interest and tax (EBIT/(LBIT))	3 210	6 703	18 947	6 290	(61 209)	(2 388)	1 142	—	(27 305)
Statement of Financial Position
Additions to non-current assets²	2 954	6 492	8 671	7 548	1 762	2 062	670	—	30 159
1	An amount of R114,9 billion relating to the cost of raw materials is included in the Materials, energy and consumables used.

The current year consists of Mining (R8,2 billion), Gas (R4,1 billion), Fuels (R67,6 billion), Chemicals Africa (R23,5 billion), Chemicals America (R18,6 billion), Chemicals Eurasia (R27,2 billion) and Business Support (R0,1 billion) less a consolidation adjustment (R34,4 billion).

2	Excludes capital project related payables and equity accounted investments.

Sasol Annual Financial Statements 2026 11

GEOGRAPHIC REGION INFORMATION

	South
	Africa	Mozambique	United States	Europe	Rest of World	Total
	Rm	Rm	Rm	Rm	Rm	Rm
2026
External turnover¹	139 061	1 205	41 120	45 661	45 071	272 118
Earnings/(loss) before interest and tax (EBIT/(LBIT))²	22 128	(484)	4 111	505	(570)	25 690
Tax paid	3 690	1 011	37	846	40	5 624
Non-current assets³	70 343	18 801	68 867	13 368	8 121	179 500
2025
External turnover¹	119 000	1 053	39 167	47 158	42 718	249 096
Earnings/(loss) before interest and tax (EBIT/(LBIT))²	16 648	(1 717)	2 354	(2 417)	3 951	18 819
Tax paid	5 352	1 323	11	475	132	7 293
Non-current assets³	69 763	22 901	75 022	14 763	10 066	192 515
2024
External turnover¹	137 903	1 091	43 374	50 044	42 699	275 111
(Loss)/earnings before interest and tax ((LBIT)/EBIT)²	28 109	738	(58 891)	(834)	3 573	(27 305)
Tax paid	7 939	2 536	12	400	45	10 932
Non-current assets³	69 729	25 090	77 217	17 136	10 984	200 156
1	The analysis of turnover is based on the location of the customer.
2	Includes equity accounted profits and remeasurement items.
3	Excludes deferred tax assets, post-retirement benefit assets and other items not separately disclosed.

Sasol Annual Financial Statements 2026 12

REPORTING SEGMENTS

The Group’s operating model comprises of two distinct businesses, Southern Africa Energy and Chemicals and International Chemicals. The Southern Africa Energy and Chemicals business comprises Mining, Gas, Fuels and Chemicals Africa. The International Chemicals business comprises of Chemicals America and Chemicals Eurasia. The operating model structure reflects how the results are reported to the Chief Operating Decision Maker (CODM). The CODM for Sasol is the President and Chief Executive Officer. The Southern Africa Energy business reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market. The Chemicals business reportable segments are differentiated by the regions in which they operate. The Group has six main reportable segments that reflect the structure used by the President and Chief Executive Officer to make key operating decisions and assess performance. The Group evaluates the performance of its reportable segments based on earnings before interest and tax (EBIT).

Southern Africa business

The Southern Africa business operates integrated value chains with feedstock sourced from the Mining and Gas operating segments and processed at our operations in Secunda, Sasolburg and National Petroleum Refiners of South Africa (Pty) Ltd (Natref). There are also associated assets outside South Africa which include the Pande-Temane Petroleum Production Agreement and the Production Sharing Agreement in Mozambique and ORYX GTL (gas to liquids) in Qatar.

MINING

Mining is responsible for securing coal feedstock for the Southern African value chain, mainly for gasification, but also to generate electricity and steam. Coal is sold for gasification and utilities generation to Secunda Operations (SO) and for utilities generation to Sasolburg Operations. Coal is supplied to SO and to Sasolburg Operations based on long-term supply contracts. Following the repurposing of the existing export beneficiation plant as a destoning solution, Sasol Mining ceased export production on 30 June 2025 and concluded its final export sales in quarter 1 of 2026. Accordingly, coal sales are now exclusively directed to the Southern African value chain.

The date of delivery related to Mining is determined in accordance with the contractual agreements entered into with customers. These are summarised as follows:

Delivery terms	Control passes to the customer
On delivery	At the point in time when the coal is delivered to the customer.

GAS

The Gas segment reflects the upstream feedstock, transport of gas through the Republic of Mozambique Pipeline Investments Company (ROMPCO) pipeline, and external natural methane rich gas (MRG) and liquefied petroleum gas (LPG) sales.

Sasol Annual Financial Statements 2026 13

Mozambican gas is sold under long-term contracts to the Sasol operations and to external customers. Condensate is sold on short-term contracts. In South Africa, gas is sold under long-term contracts at a price determinable from the supply agreements in accordance with the pricing methodology used by the National Energy Regulator of South Africa (NERSA). Analysis of gas and tests of the specifications and content are performed prior to delivery. Turnover from all gas sales is recognised on delivery.

Delivery terms	Control passes to the customer

On-delivery	At the point in time when the:
• Gas reaches the inlet coupling of the customer’s pipeline.
• Condensate is loaded onto the customer’s truck.

These are the points when the customer controls the gas, condensate or oil, or directs the use of it. The customer is responsible for transportation and handling costs in terms of gas, condensate and oil.

FUELS

The Fuels segment comprises the sales and marketing of liquid fuels produced in South Africa. Sasol supplies a significant portion of South Africa’s domestic fuel needs through retail and wholesale channels. Liquid fuels are blended from fuel components produced by SO, crude oil refined at Natref, as well as some products purchased from other oil companies including fuel imports. Liquid fuel products are sold under both short- and long-term agreements for retail sales and commercial sales, including sales to other oil companies.

Liquid fuel prices are mainly driven by the Basic Fuel Price (BFP). Sales through wholesale is at BFP plus costs such as transportation and storage. For commercial sales and sales to other oil companies, the prices are fixed and determinable according to the specific contract, with periodic price adjustments.

Turnover is recognised as follows:

Delivery terms	Control passes to the customer:

On-delivery/Ex-gate	At the point in time when the fuel is delivered onto the rail tank car, road tank truck or into the customer pipeline.
In-tank

At the point in time when the buyer obtains legal title, physical access or the ability to direct the use of the product and assumes responsibility for any financial losses and is entitled to any profits from the sale.

Free Carrier	At the point in time when the goods are unloaded to the port of shipment; Sasol is not responsible for the freight and insurance.
Carriage Paid To

Products: At the point in time when the product is delivered to a specified location or main carrier.

Freight: Over the period of transporting the goods to the customer’s nominated place – where the seller is responsible for freight costs, which are included in the contract.

Consignment Sales	As and when products are consumed by the customer.

The Fuels segment includes Sasol’s ORYX GTL operations in Qatar, a joint venture with Qatar Petroleum.

Chemicals Africa and International Chemicals business

The Chemicals Business has a strong diversified, global presence which has been organised into three customer-focused regional operating segments – Africa under Southern Africa and America and Eurasia under International Chemicals. Chemical products are grouped into two categories, Base Chemicals (produced in large quantities, are standardised, and used across a wide range of industries) and Differentiated Chemicals (produced in smaller quantities, are more specialised, and typically command higher value and margins). These product divisions have been grouped in relation to the different drivers of revenue relating to each division.

Sasol Annual Financial Statements 2026 14

The Chemicals businesses sell the majority of their products under contracts at prices determinable from such agreements. Turnover is recognised in accordance with the related contract terms, at the point at which control transfers to the customer and prices are determinable and collectability is probable.

The point of delivery is determined in accordance with the contractual agreements entered into with customers which are as follows:

Delivery terms	Control passes to the customer:

Ex-tank sales	At the point in time when products are loaded into the customer’s vehicle or unloaded from the seller’s storage tanks.

Ex-works	At the point in time when products are loaded into the customer’s vehicle or unloaded at the seller’s premises.

Carriage Paid To (CPT); Cost Insurance Freight (CIF); Carriage and Insurance Paid (CIP); and Cost Freight Railage (CFR)	Products – CPT: At the point in time when the product is delivered to a specified location or main carrier.

Products – CIF, CIP and CFR: At the point in time when the products are loaded into the transport vehicle.

Free on Board	At the point in time when products are loaded into the transport vehicle; the customer is responsible for shipping and handling costs.

Delivered at Place	At the point in time when products are delivered to and signed for by the customer.

Consignment Sales	As and when products are consumed by the customer.

Business Support

Business Support consists of support to the Southern Africa and International Chemicals Businesses, as well as the Corporate Office including treasury companies.

Sasol Annual Financial Statements 2026 15

1	Statement of compliance

The consolidated annual financial statements for the year ended 30 June 2026 have been prepared in accordance with IFRS® Accounting Standards, the Financial Pronouncements as issued by the Financial Reporting Standards Council and SAICA Financial Reporting Guides as issued by the Accounting Practices Committee, the JSE Listings Requirements and the South African Companies Act. The consolidated financial statements were approved for issue by the Board on 1 September 2026 and will be presented to shareholders at the Company’s annual general meeting on 13 November 2026.

Basis of preparation of financial results

The consolidated financial statements are prepared using the historic cost convention except that, certain items, including derivative instruments, plan assets for defined benefit pension plans, financial assets at fair value through profit or loss and financial assets designated at fair value through other comprehensive income, are stated at fair value. The consolidated financial statements are presented in South African rand, which is Sasol Limited’s presentation currency, rounded to the nearest million, unless indicated otherwise.

Going concern

The consolidated financial statements are prepared on the going concern basis. Based on forecasts and available cash resources, the Group and Company have adequate resources to continue normal operations into the foreseeable future.

Climate change

Climate considerations are central to our strategy, guiding decisions and value creation. We are committed to our 2030 greenhouse gas (GHG) reduction target and are progressing the optimisation of our energy and feedstock mix to lower carbon intensity. Aligned with our ’Grow and Transform‘ strategic pillar, we are focused on developing lower carbon intensity revenue streams that deliver strong, sustainable cash flows and competitive returns. Our long-term ambition is clear: to achieve net zero emissions, while creating value for our stakeholders and supporting South Africa’s energy transition in a manner that delivers accretive shared value.

As part of our commitment to climate action and the transition to a lower-carbon economy, Sasol has set short-term GHG emission reduction targets that are aligned with our long-term decarbonisation pathway. We aim to reduce Scope 1 and 2 emissions by 30% by 2030 for our Southern Africa Energy and Chemicals and International Chemicals businesses. This target reflects our ongoing efforts to decarbonise our operations through a portfolio of mitigation levers, including process efficiency improvements, renewable energy integration, and low-carbon technology deployment. In addition, we have committed to reducing absolute Scope 3 Category 11 emissions (use of sold products) by 20% by 2030, applicable to our Southern Africa Energy and Chemicals business. These reduction targets are underpinned by targeted interventions designed to deliver measurable emissions reductions while maintaining the competitiveness and resilience of our operations.

Where reasonable and supportable, management has considered the impact of these 2030 targets on a number of key estimates within the financial statements including the estimates of future cash flows used in impairment assessments of non-current assets (refer to note 8), useful lives of property, plant and equipment (refer to note 16), purchase and capital commitments (refer to note 3 and 16), the estimates of future profitability used in our assessment of the recoverability of deferred tax assets (refer to note 11) and the timing and amount of environmental obligations (refer to note 29), and the determination of targets for the Group’s long-term incentive plan (refer note 32).

Sasol Annual Financial Statements 2026 16

1	Statement of compliance continued

IBOR reform

Nature and extent of risk arising from interest rate benchmark reform.

The Group has limited remaining exposure to financial instruments and arrangements that reference the Johannesburg Interbank Average Rate (JIBAR), which will cease on 31 December 2026 and be replaced by the South African Rand Overnight Index Average (ZARONIA). Remaining exposures primarily relate to certain debt instruments, agreements and valuations. While uncertainties remain regarding certain aspects of the market-wide transition, the Group's overall exposure to benchmark reform is not considered significant.

Progress of transition to alternate benchmark interest rates

Management continues to actively monitor developments relating to the cessation of JIBAR and the transition to ZARONIA. Key actions undertaken include:

●	The inclusion of transitional provisions relating to ZARONIA in relevant financing documentation.
●	A legal review to identify existing agreements or arrangements containing JIBAR-linked provisions in order to replace or amend as required.
●	The Group has conducted an initial assessment and confirmed limited systems dependencies relating to JIBAR.
●	Ongoing monitoring of the Group's Domestic Medium Term Note (DMTN) programme listed on the JSE, with final guidance regarding benchmark transition still awaited from the South African Reserve Bank (SARB) (refer to note 13).
●	Assessment of the impact of benchmark reform on the valuation of certain derivative instruments, including zero-cost collars.

Based on work performed to date, the Group expects the transition from JIBAR to ZARONIA to be completed in accordance with applicable market practice and does not anticipate material economic impact from the transition.

Judgements and estimates relating to interest rate benchmark reform

Management has assessed that the transition from JIBAR to ZARONIA is not expected to result in significant liquidity risk, covenant breaches, operational disruption or material changes to future cash flows. This assessment reflects the Group's limited residual exposure to JIBAR, the progress made in transitioning contracts and systems, and current expectations regarding market implementation of ZARONIA. The assessment of any valuation impacts on derivative instruments remains ongoing and will be finalised as additional information becomes available.

Accounting policies

The accounting policies applied in the preparation of these consolidated financial statements are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2025.

Sasol Annual Financial Statements 2026 17

1	Statement of compliance continued

Accounting standards, amendments and interpretations issued which are relevant to the Group, but not yet effective

The Group continuously evaluates the impact of new accounting standards, amendments to accounting standards and interpretations. It is expected that where applicable, these standards and amendments will be adopted on each respective effective date as indicated below. The new accounting standards and amendments to accounting standards issued which are relevant to the Group, but not yet effective on 30 June 2026, include:

Amendment to IFRS 9 and IFRS 7 – ‘Classification and Measurement of Financial Instruments’

These amendments:

●	clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
●	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
●	add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and
●	make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI).

The Group continues to assess the impact of these amendments which are effective for the Group’s annual reporting period beginning on 1 July 2026.

Amendments to IFRS 9 and IFRS 7 – ‘Contracts referencing nature-dependent electricity’

These amendments:

●	allow a company to apply the own-use exemptions to contracts referencing nature-dependent electricity if the company has, and expects to be, a net purchaser of electricity for the contract period. This amendment will apply retrospectively using facts and circumstances at the beginning of the reporting period of initial application (without requiring prior periods to be restated);
●	permit hedge accounting if the contracts are used as hedging instruments. Applying hedge accounting could help companies to reduce profit or loss volatility by reflecting how these contracts hedge the price of future electricity purchases or sales. This amendment will apply prospectively to new hedging relationships designated on or after the date of initial application. It will also allow companies to discontinue an existing hedging relationship, if the same hedging instrument (i.e., nature-dependent electricity contract) is designated in a new hedging relationship applying the amendment; and
●	include additional disclosures required where a company may apply the own-use exemption to certain contracts under the amendments and therefore would not recognise these contracts in its statement of financial position (only recognise if executory contract is onerous).

The Group is assessing the impact of these amendments which are effective for the Group’s annual reporting period beginning on 1 July 2026.

Sasol Annual Financial Statements 2026 18

1	Statement of compliance continued

Amendments to IFRS 9 ‘Financial instruments’ – Transaction Price

This amendment removes the conflict between IFRS 9 and IFRS 15 over the amount at which the trade receivable is initially measured. Under IFRS 15, a trade receivable may be recognised at an amount that differs from the transaction price e.g., when the transaction price is variable. Conversely, IFRS 9 requires that companies initially measure trade receivables without a significant financing component at the transaction price. IFRS 9 has been amended to require companies to initially measure a trade receivable without a significant financing component at the amount determined by applying IFRS 15.

The Group is assessing the impact of these amendments which are effective for the Group’s annual reporting period beginning on 1 July 2026.

Amendments to IFRS 16 ‘Leases’ – Lessee derecognition of lease liabilities

The amendment states that when lease liabilities are derecognised under IFRS 9, the difference between the carrying amount and the consideration paid is recognised in profit or loss. However, the amendment does not address how to distinguish between derecognition and modification of a lease liability.

The Group is assessing the impact of these amendments which are effective for the Group’s annual reporting period beginning on 1 July 2026.

IFRS 18 ‘Presentation and Disclosure in Financial Statements’

This standard will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after 1 January 2027. The standard will be effective for the Group’s annual reporting period beginning on 1 July 2027. The Group has not early adopted the new accounting standard in preparing these financial statements; however earlier application is permitted.

IFRS 18 requires a more structured statement of profit or loss and greater disaggregation of information. The Group is in the process of assessing the estimated impact that the initial application of IFRS 18 will have on its consolidated financial statements.

The expected impacts in the period of initial application are described below. The actual impacts of adopting the accounting standard on 1 July 2027 may change because:

●	the Group has not finalised the assessment and implementation of changes to processes and controls; and
●	the new accounting policies are subject to change until the Group presents its first consolidated financial statements that include the date of initial application.

Sasol Annual Financial Statements 2026 19

1	Statement of compliance continued

Structure of the income statement

IFRS 18 requires entities to classify all income and expenses into five categories in the income statement, namely operating, investing, financing, income tax and discontinued operations. Classification of income and expenses depends on the main business activities of an entity. The Group has determined that it does not have a specified main business activity of investing in assets and/or providing financing to customers.

Neither net profit nor net assets will change as a result of the Group’s adoption of IFRS 18. However, the Group will be required to present two newly defined subtotals, which are ‘operating profit’ and ‘profit or loss before financing and income taxes’. The ‘operating profit’ subtotal differs from the current ‘operating profit before remeasurement items’ subtotal presented by the Group. Based on the information currently available, the Group expects significant changes to the current structure of the income statement to result from the following:

●	share of profit (loss) of equity-accounted investees is currently presented above operating profit before remeasurement items subtotal. Income and expenses from equity-accounted investments are always classified in the investing category under IFRS 18, including any remeasurement items. Accordingly, the Group’s share of profit of equity-accounted investees and any remeasurement items on equity-accounted investees will be classified and presented in the investing category.
●	interest income and expenses are generally included in finance income and finance costs under the Group’s current accounting policy and are presented as separate line items above the (loss)/earnings before tax subtotal. IFRS 18 provides specific guidance on the interest income and expenses that will be classified in the investing and financing categories.
o	interest income on certain financial assets held by the Group (e.g., interest income on cash and cash equivalents) will be classified and presented in the investing category
o	interest expense on ‘financing’ and ‘other’ liabilities as defined in IFRS 18 will continue to be classified and presented in the financing category (e.g., interest expense on financial liabilities not measured at FVTPL and unwind of discount on environmental provisions)
●	Net foreign exchange differences are currently included in the other expenses and income line item presented above the operating profit before remeasurement items subtotal. Under IFRS 18, foreign exchange differences are required to be presented in the same category as the income and expenses from the items that gave rise to the differences unless such classification will result in undue cost and effort in which case it will all be classified in the operating category. The Group is in the process of determining in which categories its foreign exchange differences will be classified and whether such determination can be made without undue cost and effort. For example, foreign exchange differences on trade payables will be classified in the operating category.

Under IFRS 18, operating expenses are classified and presented by nature, function or using a mixed presentation. The Group has determined that continued classification and presentation on a by nature basis will provide the most useful structured summary of operating expenses.

Sasol Annual Financial Statements 2026 20

1	Statement of compliance continued

Management-defined performance measures

Management-defined performance measures (MPMs) are subtotals of income and expenses used in public communications outside of the financial statements that communicate to users management’s view of an aspect of the financial performance of the entity as a whole. The Group will be required to disclose specific information about MPMs in a single note in the financial statements.

The Group has developed a process to determine public communications relevant when identifying MPMs. MPMs relate to the same reporting period as the financial statements. Therefore, MPMs disclosed by the Group following adoption of IFRS 18 will be determined based on public communications issued by the Group relating to the 2028 reporting period.

Principles of aggregation and disaggregation

IFRS 18 provides enhanced principles on how to group information in the financial statements. It also introduces guidance on labelling and describing items presented in the primary financial statements or disclosed in the notes.

The Group is assessing the grouping of items on the basis of similar and dissimilar characteristics. Based on this assessment, it will present line items in the primary financial statements that provide useful structured summaries and disclose additional material information in the notes.

The Group is also assessing line items currently labelled as ‘other’ and will use more informative labels.

Consequential amendments

IFRS 18 introduces consequential amendments to IAS 7 Statement of Cash Flows, which require entities to use the newly defined operating profit subtotal as a starting point for the statement of cash flows when presenting operating cash flows under the indirect method. The Group currently used earnings/(loss) before interest and tax as the starting point of the reconciliation to cash flows from operating activities. Certain adjusting items included in the reconciliation will change as a result of the new starting point. For example, the Group’s share of profit(loss) of equity-accounted investees will no longer be an adjusting item, as this amount will not be included in the operating profit starting point. Cash distributions from these investees will be included in cash flows from investing activities.

The consequential amendments also provide specific guidance on the classification of interest and dividend cash flows. The Group will classify cash flows from interest paid as financing activities rather than operating activities under this guidance. Cash flows from interest and dividends received and from dividends paid will be classified as investing activities and financing activities, respectively.

Amendments to IFRS 20 ‘Regulatory Assets and Regulatory Liabilities’

IFRS 20 requires a company subject to a specific type of rate regulation to provide information about its regulatory assets and liabilities as well as regulatory income and expenses. This information will help investors understand specific effects of that regulation on a company’s financial performance and financial position.

The Group will assess the impact of this new standard which will be effective for the Group's annual reporting period beginning on 1 July 2029.

Sasol Annual Financial Statements 2026 21

Earnings generated from operations

Sasol Annual Financial Statements 2026 22

OPERATING AND OTHER ACTIVITIES

2	Turnover

	2026	2025	2024
for the period ended	Rm	Rm	Rm
Revenue by major product line
Southern Africa business
Energy	124 233	105 522	124 824
Coal¹	210	3 640	3 874
Liquid fuels²	116 299	93 579	113 037
Gas (methane rich gas, natural gas and liquified petroleum gas) and condensate³	7 724	8 303	7 913
Chemicals Africa	59 862	60 715	63 829
Base chemicals	43 341	43 247	45 138
Differentiated chemicals	16 521	17 468	18 691
International Chemicals business
Chemicals America	40 154	37 840	41 424
Base chemicals	16 571	14 876	16 290
Differentiated chemicals	23 583	22 964	25 134
Chemicals Eurasia	41 865	42 017	41 684
Differentiated chemicals	41 865	42 017	41 684
Other (Mainly technology, refinery services)⁴	741	1 360	1 270
Revenue from contracts with customers	266 855	247 454	273 031
Revenue from other contracts⁵	5 263	1 642	2 080
Total external turnover	272 118	249 096	275 111
1

Discontinuation of export coal sales in 2026 – due to repurposing of the existing export beneficiation plant as a destoning solution, Sasol Mining concluded the last of the export production on 30 June 2025 and the last export sales in the first quarter of 2026.

2	Derived from Fuels segment.
3	Derived primarily from Gas segment.
4	Relates primarily to the Gas and Fuels segments.
5

Relates mainly to the Fuels, Mining, and Chemicals America segments and includes franchise rentals, use of fuel tanks, fuel storage and Sasol Oil Slate offset by Mining Royalties. The Slate mechanism is the fuel price balancing mechanism within South Africa’s regulated fuel pricing framework, through which industry over-recoveries and under-recoveries are accounted for.

Accounting policies:

Revenue from contracts with customers is recognised when the control of goods or services has transferred to the customer through the satisfaction of a performance obligation. Group performance obligations are satisfied at a point in time and over time, however the Group mainly satisfies its performance obligations at a point in time. For further information on revenue recognition, refer to Segment information on pages 9 to 9.

Revenue recognised reflects the consideration that the Group expects to be entitled to for each distinct performance obligation after deducting indirect taxes, rebates and trade discounts and consists primarily of the sale of fuels, oil, natural gas and chemical products, services rendered, license fees and royalties. The Group allocates revenue based on stand-alone selling prices.

Purchases and sales of inventory with the same counterparty, that are entered into in contemplation of one another to facilitate sales to customers, are combined and recorded on a net basis when the items exchanged are similar in nature.

Sasol Annual Financial Statements 2026 23

2	Turnover continued

Revenue from arrangements that are not considered contracts with customers, mainly pertaining to rate regulated activities, franchise rentals, use of fuel tanks and fuel storage, is presented as revenue from other contracts. Where the Group is subject to rate regulation, it includes in revenue any over or under recoveries relating to goods supplied during the period.

The period between the transfer of the goods and services to the customer and the payment by the customer does not exceed 12 months and therefore the Group does not adjust for time value of money as it applies the financing component practical expedient.

3	Materials, energy and consumables used

	2026	2025	2024
for the year ended 30 June	Rm	Rm	Rm
Cost of raw materials*	110 572	102 915	114 889
Cost of energy and other consumables used in production process	27 460	26 226	23 068
	138 032	129 141	137 957

*Includes R3,9 billion reduction in the prior year relating to compensation from Transnet (refer to note 5).

Materials, energy and consumables used relate to items that are consumed in the manufacturing process, including changes in inventories and distribution costs up until the point of sale.

Included in materials, energy and consumables used is net carbon taxes of R2,1 billion (2025: R1,6 billion; 2024: R1,4 billion). Carbon credits to the value of R952 million (2025: R723 million; 2024: R580 million) were purchased during the year. Under the carbon tax regulations, South African companies are able to buy carbon credits from third parties to offset a portion of their carbon tax liability. To this end, Sasol enters into strategic and cost-effective long-term purchase agreements with reputable suppliers for credible high-quality carbon offset credits. The ultimate amount of credits acquired will depend on the development of projects under the applicable standards, delivering the credits within the agreed timeframe, and will be subject to audit/verification by an independent third party.

Purchase commitments

The Group enters into off-take agreements as part of its normal operations which have minimum volume requirements (i.e. take or pay contracts). These purchase commitments consist primarily of agreements for procuring raw materials such as coal, gas and electricity.

The most significant commitment relates to minimum off-take oxygen supply agreements for Secunda Operations of approximately R195 billion (2025: R210 billion; 2024: R211 billion).

●	The Oxygen Train 17 oxygen supply agreement runs to 2037, with an option to renew the contract to 2050. The renewal option is not taken into account in the calculation of the commitments.
●	The Oxygen Trains 1 – 16 arrangement is managed through various agreements, including the Gas Sales Agreement, Utilities Agreement and a suite of other contracts. In terms of the Utilities Agreement, Sasol is contractually bound to buy oxygen and other derivative gasses from Air Liquide annually, while Air Liquide is bound to buy utilities from Sasol for the same amount for 15 years. The ultimate amount of the commitment is dependent on expected future increases in the regulated price of electricity in South Africa and is presented on an undiscounted basis.

Sasol Annual Financial Statements 2026 24

3Materials, energy and consumables used continued

Sasol has established a renewable energy portfolio exceeding 1,3 GW of generation capacity and 660 MWh of battery energy storage, of which approximately 508 MW was operational, with the remaining capacity expected to be brought into operation over the next two to three years. The portfolio consists of jointly procured renewable energy for Sasol Operations and Air Liquide Large Industries South Africa Proprietary Limited (ALLISA), as well as renewable energy supplied to external customers. During 2026, Sasol secured an additional 450 MW of renewable energy capacity and 660 MWh of battery storage, while approximately 435 MW of renewable energy projects achieved commercial operation.

Furthermore, Sasol is party to long-term gas purchase agreements of approximately R19 billion (2025: R25 billion; 2024: R32 billion) which commits Sasol Gas (Pty) Ltd (Sasol Gas) to purchase and transport a minimum quantity of gas until 2034.

Contractual purchase commitments are taken into account in testing the recoverability of the carrying amounts of property, plant and equipment. At 30 June 2026 and 30 June 2025, there were no onerous contracts relating to these off-take commitments.

4	Employee-related expenditure

		2026	2025	2024
for the year ended 30 June	Note	Rm	Rm	Rm
Analysis of employee costs
Labour		36 561	35 317	35 579
salaries, wages and other employee-related expenditure		33 859	32 954	33 255
post-retirement benefits[1]	31	2 702	2 363	2 324
Share-based payment expenses		918	914	986
equity-settled[2]	32	918	914	986
Total employee-related expenditure		37 479	36 231	36 565
Less: costs capitalised to projects		(692)	(933)	(1 100)
Per income statement		36 787	35 298	35 465
1	Included in the post-retirement benefits costs are past service costs resulting from a current year amendment of the US post-retirement medical plan.
2	No additional expense was incurred with regards to the cash settled share-based payment as the fair value at both modification and settlement date was less than the expense already accrued over the vesting period (Refer to note 32.1).

The total number of permanent and non-permanent employees, in approved positions, including the Group’s share of employees within joint operation entities and excluding contractors, joint ventures’ and associates’ employees, is analysed below:

	2026	2025	2024
for the year ended 30 June	Number	Number	Number
Permanent employees	26 943	27 107	27 678
Non-permanent employees	296	304	463
	27 239	27 411	28 141

Sasol Annual Financial Statements 2026 25

5	Other expenses and income

	2026	2025	2024
for the year ended 30 June	Rm	Rm	Rm
Includes:
Derivative gains¹	(1 426)	(2 003)	(2 364)
Translation losses/(gains)	3 596	897	839
Trade and other receivables	587	178	485
Trade and other payables	106	88	241
Foreign currency loans	1 461	(238)	263
Other²	1 442	869	(150)
Exploration expenditure and feasibility costs	402	509	422
Professional fees	1 489	1 821	2 076
Provision for rehabilitation	200	(2 769)	(590)
Expected credit losses (released)/raised	(87)	(76)	189
Other income[3]	(4 139)	(6 462)	(4 025)
1	Relates mainly to the Group’s hedging activities and embedded derivatives (refer to note 35).
2	Relates mainly to the effect of the strengthening of the Rand on the translation of foreign operations and intergroup exposure on foreign currency loans.
3

During the prior year, Sasol and Transnet concluded a settlement agreement, resulting in a net receipt of R4,3 billion, which was the net between the amount owed to Sasol (Sasol proceedings) of R5,5 billion and the amount owed to Transnet (Transnet proceedings) of R1,2 billion. R3,9 billion related to compensation by Transnet for historical costs accounted for as a credit to Materials, energy and consumables used (refer to note 3), while the remaining R1,6 billion of the settlement was accounted for in Other income.

Research and development expenditure amounting to R1 485 million (2025: R1 548 million; 2024: R1 513 million) was expensed and is included in Employee-related expenditure, Depreciation and amortisation and Other expenses and income in the income statement.

Sasol Annual Financial Statements 2026 26

6	Net finance costs

		2026	2025	2024
for the year ended 30 June	Note	Rm	Rm	Rm
Finance income
Notional interest		—	12	—
Interest received on		2 329	2 913	3 226
other long-term investments		100	77	63
loans and receivables		198	200	143
cash and cash equivalents		2 031	2 636	3 020
Per income statement		2 329	2 925	3 226
Less: notional interest		—	(12)	—
Less: interest received on tax		(29)	(95)	(15)
Per the statement of cash flows		2 300	2 818	3 211
Finance costs
Debt		7 364	8 178	8 952
Interest on lease liabilities	14	1 758	1 669	1 557
Other		63	201	203
		9 185	10 048	10 712
Amortisation of loan costs	13	160	126	161
Notional interest		912	1 171	1 198
Total finance costs		10 257	11 345	12 071
Amounts capitalised to assets under construction, a class of property, plant and equipment	16	(845)	(1 883)	(1 644)
Per income statement		9 412	9 462	10 427
Total finance costs before amortisation of loan costs and notional interest		9 185	10 048	10 712
Deduct: amortisation of modification gain		(1)	(1)	—
Less: interest accrued on long-term debt and lease liabilities		(2 119)	(2 035)	(2 071)
Less: interest raised on tax payable		(2)	(14)	(3)
Per the statement of cash flows		7 063	7 998	8 638

Sasol Annual Financial Statements 2026 27

7	Earnings and dividends per share

	2026	2025	2024
for the year ended 30 June	Rand	Rand	Rand
Attributable to owners of Sasol Limited
Basic earnings/(loss) per share	18,99	10,60	(69,94)
Headline earnings per share	38,31	35,13	18,19
Diluted earnings/(loss) per share	18,73	10,54	(69,94)
Diluted headline earnings per share	37,79	34,92	16,73
Dividends per share	—	—	2,00
interim	—	—	2,00
final*	—	—	—
*	No final dividends declared in 2024, 2025 and 2026.

Basic earnings per share (EPS) and headline earnings per share (HEPS)

EPS is derived by dividing earnings attributable to owners of Sasol Limited by the weighted average number of shares outstanding during the period. HEPS is derived by dividing the headline earnings attributable to the owners of Sasol Limited by the weighted average number of Sasol ordinary shares and Sasol BEE ordinary shares outstanding during the period.

Diluted earnings per share (DEPS) and diluted headline earnings per share (DHEPS)

DEPS and DHEPS are calculated by dividing the diluted earnings and diluted headline earnings attributable to owners of Sasol Limited by the diluted weighted average number of Sasol ordinary shares and Sasol BEE ordinary shares in issue during the year. DEPS and DHEPS are calculated considering the potentially dilutive ordinary shares that could be issued as a result of share options granted to employees under the Sasol Long-term incentive (LTI) and Sasol Khanyisa Tier 2 plans (refer to note 32) and as a result of the potential conversion of the US$750 million Convertible Bond (refer to note 13).

The Sasol Khanyisa Tier 2 potential shares are anti-dilutive for DEPS and DHEPS purposes in all years presented.

The convertible bond remained anti-dilutive in 2026, despite a partial recovery in the fair value of the instrument in 2026 driven by the improvement in Sasol’s share price and credit spreads at the valuation date (refer to note 35.1).

	2026	2025	2024
for the year ended 30 June	Rm	Rm	Rm
Earnings/(loss) and headline earnings
Earnings/(loss) attributable to owners of Sasol Limited	12 149	6 767	(44 271)
Total remeasurement items for the Group, net of tax*	12 358	15 652	55 784
Headline earnings attributable to owners of Sasol Limited	24 507	22 419	11 513
*

The net profit on disposal of business includes a gain on remeasurement of contingent consideration from Uzbekistan GTL LLC disposal of R1 428 million in 2025 (refer note 8). This has been excluded from the remeasurement items for headline earnings.

	Number of shares
	2026	2025	2024
for the year ended 30 June	million	million	million
Basic weighted average number of shares
Issued shares	654,1	649,4	648,5
Effect of treasury shares held	(14,0)	(10,3)	(13,1)
Effect of long-term incentives exercised	(0,4)	(0,9)	(2,4)
Basic weighted average number of shares for EPS and HEPS	639,7	638,2	633,0

Sasol Annual Financial Statements 2026 28

7	Earnings and dividends per share continued

	2026	2025	2024
for the year ended 30 June	Rm	Rm	Rm
Diluted earnings/(loss)
Earnings/(loss) attributable to owners of Sasol Limited	12 149	6 767	(44 271)
Impact of convertible bond*	—	—	(136)
Diluted earnings/(loss) attributable to owners of Sasol Limited	12 149	6 767	(44 407)
*	For 2026 and 2025 the convertible bond is anti-dilutive and therefore not assumed to be exercised in diluted earnings.

	2026	2025	2024
for the year ended 30 June	Rm	Rm	Rm
Diluted headline earnings
Headline earnings attributable to owners of Sasol Limited	24 507	22 419	11 513
Impact of convertible bond*	—	—	(136)
Diluted headline earnings attributable to owners of Sasol Limited	24 507	22 419	11 377

*For 2026 and 2025 the convertible bond is anti-dilutive and therefore not assumed to be exercised in diluted earnings.

	Number of shares
	2026	2025	2024
for the year ended 30 June	million	million	million
Diluted weighted average number of shares
Weighted average number of shares	639,7	638,2	633,0
Potential dilutive effect of convertible bond*	—	—	39,9
Potential dilutive effect of long-term incentive scheme	8,8	3,8	7,0
Diluted weighted average number of shares for DEPS and DHEPS	648,5	642,0	679,9
*	For 2026 and 2025 the convertible bond is anti-dilutive and therefore contingently issuable ordinary shares are not included.

Sasol Annual Financial Statements 2026 29

8	Remeasurement items affecting operating profit

		2026	2025	2024
for the year ended 30 June	Note	Rm	Rm	Rm
Effect of remeasurement items for subsidiaries, equity accounted investments and joint operations
Impairment of assets		17 028	21 836	76 035
property, plant and equipment	16	16 166	21 269	75 112
right of use assets	14	338	532	166
other intangible assets and goodwill		62	35	757
equity accounted investment	18	462	—	—
Reversal of impairment of assets		(220)	(1 178)	(1 149)
property, plant and equipment	16	(220)	(1 029)	(1 149)
right of use assets	14	—	(149)	—
Loss/(profit) on		510	(1 311)	480
disposal of property, plant and equipment		(172)	(47)	(127)
disposal of other intangible assets		(3)	—	—
disposal of other assets		—	(23)	(8)
disposal of businesses*		82	(1 345)	(150)
scrapping of property, plant and equipment	16	603	104	765
Write-off of unsuccessful exploration wells		2	298	48
Remeasurement items per income statement		17 320	19 645	75 414
Tax impact		(4 738)	(4 761)	(18 361)
impairment of assets		(4 643)	(4 715)	(18 157)
reversal of impairment of assets		51	2	—
loss on disposals and scrapping		(146)	(47)	(204)
tax impact of write-off of unsuccessful exploration wells		—	(1)	—
Non-controlling interest effect		(260)	(665)	(1 262)
Effect of remeasurement items for equity accounted investments		36	5	(7)
Total remeasurement items for the Group, net of tax		12 358	14 224	55 784
*	The year ended 30 June 2025 includes a gain on remeasurement of contingent consideration from the Uzbekistan GTL LLC disposal of R1 428 million.

Impairment/reversal of impairments

The Group’s non-financial assets, other than inventories and deferred tax assets, are assessed for impairment indicators, as well as reversal of impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or a previous impairment should be reversed. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash generating unit to which it belongs. At 30 June 2026, the Group’s net asset value exceeding its market capitalisation was identified as an impairment indicator and consequently all of the Group’s CGUs and equity-accounted investments were tested for impairment. Other than the CGUs specifically mentioned, all of the Group’s remaining CGUs have adequate headroom and reasonable changes in assumptions applied would not result in any impairment.

Sasol Annual Financial Statements 2026 30

8	Remeasurement items affecting operating profit continued

Impairment calculations

The recoverable amount of the assets reviewed for impairment is determined based on the higher of the fair value less costs to sell or value-in-use (VIU) calculations. The impairments disclosed below were all based on VIU calculations, except where indicated otherwise. Key assumptions relating to this valuation include the discount rate and cash flows used to determine the recoverable amount. Future cash flows are estimated based on approved financial budgets covering a five year period and extrapolated over the useful life of the assets to reflect the long term plans for the Group using the estimated growth rate for the specific business or project. Where reliable cash flow projections are available for a period longer than five years, those budgeted cash flows are used in the impairment calculation. The estimated future cash flows and discount rate are post-tax, based on the assessment of current risks applicable to the specific entity and country in which it operates. Discounting post-tax cash flows at a post-tax discount rate yields the same results as discounting pre-tax cash flows at a pre-tax discount rate, assuming there are no significant temporary tax differences.

Main long-term average macroeconomic assumptions used for impairment calculations

		2026	2025	2024	CGU Reference[3]
Crude oil price (Brent)[1]	US$/bbl	76,80	72,16	83,06	a, b, h
Ethane price[1]	US$c/gal	31,26	33,40	39,55	[4]
Ethylene price (International Chemicals)[1]	US$/ton	745,06	747,00	745,00	[6]
Linear low density polyethylene (LLDPE) price (Chemicals Africa)[1]	US$/ton	1 021,21	1 039,11	1 090,88	[5],f
Polyvinyl Chloride (PVC) price[1]	US$/ton	786,93	878,00	980,00	d
Southern African gas purchase price (real)[2]	US$/Gj	—	—	10,51	a,d,e
Oil Product Differentials	US$/bbl	15,47	11,44	10,86	a
Refining margin[1]	US$/bbl	9,81	7,54	8,11	a
Exchange rate[1]	Rand/US$	17,09	18,31	17,64	All
[1]

Assumptions are provided on a long-term average basis in nominal terms, unless indicated otherwise and are calculated based on a five year forward-looking period. The refining margin is calculated until 2045 in 2026 and until 2034 in 2025 and 2024, linked to the Sasolburg refinery's useful life which was updated in the current year, driven mainly by the near completion of the implementation of the Clean Fuels solution.

2

Aligned to our optimised transition plan and South African Emission Reduction Roadmap (ERR), LNG as an alternative gas feedstock is no longer feasible and has been excluded from future cash flow projections.

3	Refer to page 48.
4	Relevant to 2024 impairment of Ethane value chain (Alc/Alu/EO/EG) in Chemicals America.
5	Relevant to the impairment of Polyethylene in Chemicals Africa.
6	Relevant to the 2025 impairment of Sasol China Care Chemicals.

Sasol’s long-term price outlook is based on a set of, as far as possible, internally consistent assumptions and data which is validated against external benchmarks. Over the long-term, we assume that the average Rand/US$ will depreciate in line with the South African and US inflation differential, and inflation outcomes will be broadly in line with key central bank targets. For additional information purposes, our latest assumptions indicate an average exchange rate of R19,77 over the ten year period following the initial five year forecast horizon, 17% stronger than the 2025 assumptions. This reflects a stronger exchange rate starting point, driven by recent exchange rate outcomes and updated market and economic developments, as well as a lower assumed South African versus US inflation differential of 2,0%, down from 3,5%.

Sasol Annual Financial Statements 2026 31

8	Remeasurement items affecting operating profit continued

Oil price assumptions take account of global supply and demand factors, which include production costs, inventories, and the evolution of structural factors in the underlying product demand categories that are derived from crude oil. The underlying assumptions on refined products demand, are informed by independent research and assumptions on, for example, the evolution of the vehicle parc, engine efficiency, refinery economics, aviation trends and the feedstock needs within the petrochemicals sector. Following the completion of price sets, these are benchmarked against the views of reputable global consulting firms, organisations, and local and domestic investment and commercial banks. For additional information purposes, our latest assumptions indicate an average Brent crude oil price of US$92,01/bbl over the ten year period following the initial five year forecast horizon, which is 3% lower than the 2025 assumptions.

For chemicals, our projections are developed using a combination of fundamental market analysis and long-term value chain economics. Assumptions incorporate expected changes in global supply and demand balances, feedstock costs while also considering trends in industrial output, regulatory developments, and shifts in end-user markets. The approach ensures that both cyclical market dynamics and longer-term structural changes are reflected in the projections. Following the completion of price sets, these are benchmarked against the views of reputable global consulting firms and organisations. For additional information purposes, our latest assumptions indicate an average North East Asia LLDPE price of US$1 724/ton over the ten year period following the initial five year forecast horizon, which is 8,1% lower than the 2025 assumptions.

During the 2026 financial year, the conflict involving the United States, Israel and Iran increased volatility in global energy markets and introduced additional uncertainty regarding future commodity price outcomes. In developing its long-term assumptions, Sasol considered the potential impact of disruptions to Middle East oil and product supply chains, including risks associated with regional production, export infrastructure, and shipping routes. The approved price outlook incorporates management's assessment of these risks through scenario analysis and probabilities, while continuing to be grounded in long-term supply and demand fundamentals and benchmarked against external market views. Although the conflict contributed to higher near-term uncertainty and risk premiums in energy and chemicals markets, management's long-term assumptions reflect its view of the most likely market outcomes over the forecast horizon and the expected normalisation of market conditions over time.

			United
		South	States of
		Africa	America	Europe			Mozambique
		%	%	%			%
Growth rate – Producer Price Index	2026	4,00	2,00			2,00	2,00
Weighted average cost of capital*	2026	11,50	8,30	7,10	–	8,60	16,40
Growth rate – Producer Price Index	2025	5,50	2,00			2,00	2,00
Weighted average cost of capital*	2025	14,50	9,10	7,60	–	10,00	18,40
Growth rate – Producer Price Index	2024	5,50	2,00			2,00	2,00
Weighted average cost of capital*	2024	15,00	9,40	9,40	–	10,50	16,80
*

Calculated using spot market factors on 30 June and 31 December. The decrease in the 2026 WACC discount rates primarily reflects lower costs of debt and favourable changes in market factors including country risk premiums.

Sasol Annual Financial Statements 2026 32

8	Remeasurement items affecting operating profit continued

Impairment/(reversal of impairment) of assets

	Property,		Other	Equity
	plant and	Right of	intangible	Accounted
	equipment	use assets	assets	Investment	Total
	2026	2026	2026	2026	2026
Segment and Cash-generating unit (CGU)	Rm	Rm	Rm	Rm	Rm
Fuels segment
Secunda liquid fuels refinery	7 470	170	52	—	7 692
Gas
Production Sharing Agreement (PSA)	3 822	—	—	—	3 822
Central Térmica de Temane (CTT)	—	—	—	462	462
Chemicals Africa
Sasolburg Chlor-Alkali and PVC	417	—	—	—	417
Sasolburg Wax	343	83	3	—	429
Polyethylene	3 688	43	11	—	3 742
Chemicals America
US Phenolics	(220)	—	—	—	(220)
Chemicals Eurasia
Sasol Italy Care Chemicals (CC)	354	18	(5)	—	367
Other (net)	72	24	1	—	97
	15 946	338	62	462	16 808

Sasol Annual Financial Statements 2026 33

8	Remeasurement items affecting operating profit continued

Description of impairment and sensitivity to changes in assumptions:

Key sources of estimation uncertainty include discount rates and cash flow forecasts which are impacted by commodity prices, exchange rates and carbon tax (and related allowances). Management has considered the sensitivity of the recoverable amount calculations to these key assumptions and these sensitivities have been taken into consideration in determining the required impairments and reversals of impairments in the current period.

2026
Cash-generating unit (CGU)	Rm
a)Secunda liquid fuels refinery

The Secunda liquid fuels refinery CGU remains fully impaired. At 30 June 2026, the recoverable amount of the refinery improved compared to 30 June 2025, mainly as a result of ongoing cost, capital and volume optimisation initiatives across the value chain. Aligned to our broader transition plan, LNG as an alternative gas feedstock remains infeasible at current and forecast prices. Our focus remains on maintaining continuous supply of good quality and cost effective coal. The South African ERR assumes production volumes of >7,0 Mt/a to 2030, followed by a decline in line with the expected natural gas supply reduction. Production is projected to reach 6,4 Mt/a from 2035 onwards. The recoverable amount of the CGU was negatively impacted by the stronger Rand/US$ exchange rate outlook. The full amount capitalised during the period was impaired. Further optimisation of cost, capital and volumes of the South African value chain which includes the Secunda Liquid fuels refinery is ongoing, however the maturity thereof needs to be further progressed before the benefit can be incorporated in the impairment calculations.

Management considered multiple cash flow scenarios in quantifying the recoverable amount of the CGU which is highly sensitive to changes in Brent crude oil prices, the Rand/US$ exchange rate and production volumes. A 10% increase in the price of Brent crude oil and a R1 weakening in the Rand/US$ exchange rate will have a positive impact on the recoverable amount of R28,9 billion and R18,0 billion respectively. A 1% increase in SO volumes over the longer term will improve VIU by R1,5 billion. An opposite movement in the applied assumptions would result in an approximate equal and opposite movement in the recoverable amount. A South African WACC rate of 11,5% was applied in estimating the recoverable amount of the CGU.

7 692

b)Production Sharing Agreement (PSA)

The impairment of the Production Sharing Agreement (PSA) development at 31 December 2025 was mainly due to a revision of the expected production profile, resulting in some delayed monetisation, as well as the strengthening of the Rand against the US dollar. The total quantum of gas remains unchanged, and whilst the delay of the CTT gas-to-power project in Mozambique has also been considered, its impact is largely mitigated through swap gas arrangements to South Africa. Optimisation of the production profile is subject to ongoing technical evaluation, informed by early production performance and performance test runs, as well as infrastructure optimisation opportunities under consideration. No further impairment was required at 30 June 2026.

A 1% increase in the WACC rate results in a R540 million negative impact on the VIU while a 1% decrease in the WACC rate results in a R590 million increase in the VIU. A 5% increase in volumes results in a R909 million positive impact on the VIU while a 5% decrease would result in an approximate equal and opposite movement in the VIU. A 10 cent change in the Rand/US$ exchange rate affects the recoverable amount by R86 million. The recoverable amount of the CGU at 30 June 2026 is R13,2 billion using a WACC rate derived from the Mozambican WACC rate.

3 822

Sasol Annual Financial Statements 2026 34

8	Remeasurement items affecting operating profit continued

2026
Cash-generating unit (CGU)	Rm
c)Central Térmica de Temane (CTT)
The impairment of the CTT investment at 31 December 2025 is mainly due to the confirmed deferral of the CTT project schedule and a significant increase in the projected end-of-job cost, resulting in the full impairment of Sasol’s equity accounted investment in CTT. The investment remains fully impaired at 30 June 2026.	462

d)Sasolburg Chlor-Alkali and PVC
The CGU remains fully impaired, resulting in the full amount of costs capitalised during the period being impaired at 31 December 2025. The additional impairment in the current period is mainly as a result of the continued low PVC prices and strengthening of exchange rates. No further impairment was required at 30 June 2026. A South African WACC rate of 11,5% was applied in estimating the recoverable amount of the CGU.	417

e)Sasolburg Wax
The CGU remains fully impaired, resulting in the full amount of costs capitalised during the year also being impaired. The additional impairment in the current year is mainly as a result of the continued low Wax prices and strengthening of exchange rates. A South African WACC rate of 11,5% was applied in estimating the recoverable amount of the CGU.	429

f)Polyethylene

The impairment of the Polyethylene CGU at 30 June 2026 is primarily due to a stronger Rand/US$ exchange rate and lower longer term US$ price assumptions. The lower longer-term US$ price assumptions reflect a weaker medium to long-term polyethylene market outlook compared with 2025. While current polyethylene prices remain relatively resilient (given the Middle East conflict), continued capacity additions, particularly in North East Asia (NEA), are expected to outpace demand growth and sustain global supply-demand imbalances. This is expected to place pressure on future polyethylene prices and margins, with the anticipated market recovery now expected to be more gradual than previously anticipated

A 1% increase in the WACC rate results in a R492 million negative impact on the VIU while a 5% decrease in volumes results in a R179 million negative impact on the VIU. A 1% decrease in selling prices results in a R694 million negative impact on the VIU and a 10 cent change in the Rand/US$ exchange rate affects the recoverable amount by R396 million. An opposite movement in the applied assumptions would result in an approximate equal and opposite movement in the recoverable amount. The recoverable amount of the CGU at 30 June 2026 is R3,9 billion. A South African WACC rate of 11,5% was applied in estimating the recoverable amount of the CGU.

3 742

g)US Phenolics
The asset has been fully impaired previously and in May 2026 Sasol Chemicals USA signed an agreement to sell a portion of the Phenolics business, resulting in the reassessment of the recoverable amount to fair value less cost to sell.	(220)

h)Sasol Italy Care Chemicals (CC)
The CGU remains fully impaired, with the additional impairment of the Italy CC CGU at 30 June 2026 resulting from continued lower forecasted sales margins, due to slower recovery of demand and additional global production capacity that became operational. The CGU remains fully impaired. A WACC rate of 8,1% was applied in the impairment assessment.	367
i)Other (net)¹	97
16 808

1 Relates largely to upstream Gas assets.

Sasol Annual Financial Statements 2026 35

8	Remeasurement items affecting operating profit continued

Significant impairment/(reversal of impairment) of assets in prior period

Segment and Cash-generating unit		2025
(CGU)	Description	Rm
Fuels segment
Secunda liquid fuels refinery

The Liquid fuels component of the Secunda refinery remains fully impaired. At 30 June 2025, the recoverable amount of the refinery improved compared to 30 June 2024, as a result of the optimisation of the South African ERR leveraging an extended range of levers to maximise production for as long as possible, reducing capital, feedstock and electricity cost. Aligned to our broader transition plan, LNG as an alternative gas feedstock is no longer considered feasible at current and forecast prices. Our focus remains on maintaining continuous supply of quality and cost-effective coal. The South African ERR assumes production of 7,0mt/a in 2030 with 6,4mt/a from 2034 as natural gas is depleted. The recoverable amount of the CGU was negatively impacted by lower macroeconomic price assumptions including lower Brent crude prices, lower product differentials and higher electricity prices. The full amount capitalised during the year, including the share of assets transferred from the Export Coal CGU were impaired. Further optimisation including cost, capital and volumes of the South African value chain which includes the Secunda Liquid fuels refinery is ongoing, however the maturity thereof needs to be progressed before it can be incorporated in the impairment calculations.

Management considered multiple cash flow scenarios in quantifying the recoverable amount of this CGU which is highly sensitive to changes in Brent crude oil prices, the Rand/US$ exchange rate and production volumes. A 10% increase in the price of Brent crude oil and a R1 weakening in the Rand/US$ exchange rate will have a positive impact on the recoverable amount of R26,0 billion and R17,2 billion respectively. A 1% increase in SO volumes over the longer term will improve VIU by R1 285 million. An opposite movement in the applied assumptions would result in an approximate equal and opposite movement in the recoverable amount. A South African WACC rate of 14,5% was applied in estimating the recoverable amount of the CGU.

		11 831
Sasolburg liquid fuels refinery

The Sasolburg liquid fuels refinery remains fully impaired at 30 June 2025 mainly as result of decrease in refining margins. The full amount of costs capitalised during the year on this CGU was impaired. A South African WACC rate of 14,5% was applied in estimating the recoverable amount of the CGU.

		1 256
Gas
Production Sharing Agreement (PSA)

The impairment of the PSA at 30 June 2025 is mainly due to a higher WACC rate (derived from the Mozambican WACC rate), a 3% reduction in estimated gas volumes as well as sales prices of oil related products. The increase in WACC rate was largely due to an increase in the Mozambique country risk premium (as calculated by an independent advisory firm) which was influenced by the slowing of the economy, rising inflation and political instability in the country. A 1% increase in the WACC rate results in a R460 million negative impact on the VIU while a 1% decrease in the WACC rate results in a R499 million increase in the VIU. A 5% increase in volumes results in a R1 142 million positive impact on the VIU while a 5% decrease in volumes results in a R1 121 negative impact on the VIU. The recoverable amount of the CGU is R15,6 billion.

		3 142
Exploration Block PT5-C

Exploration block PT5-C is an onshore exploration license in the Inhambane province of Mozambique, adjacent to Sasol’s Petroleum Production Area (PPA) and the PSA acreage. The full impairment of exploration block PT5-C at 30 June 2025 was primarily driven by a decision to pause further development activities associated with the asset and explore alternative opportunities to unlock value. A final investment decision has not been taken on this license.

		1 242
Chemicals Africa
Sasolburg Chlor-Alkali and PVC	The CGU remains fully impaired, resulting in the full amount of costs capitalised during the year being impaired.	463
Sasolburg Wax	The CGU remains fully impaired, resulting in the full amount of costs capitalised during the year also being impaired.	364
Chemicals Eurasia
Sasol Italy Care Chemicals (CC)

The additional impairment of the CGU results from continued lower forecasted sales margins, especially in the short-term due to slower recovery of demand and additional global capacity that came online. The CGU is now fully impaired.

		3 258
Sasol China Care Chemicals (CC)

The full impairment on the CGU in 2023 was driven by a combination of lower unit margins and higher costs resulting from the prolonged impact of COVID-19 on China’s economy. Results have increased steadily since 2023 following a reset of the business, volume and earnings projections for the last two years have been achieved and this indicates sustained future performance, supporting an impairment reversal. A WACC rate of 9,9% was applied in estimating the recoverable amount of the CGU. The recoverable amount of the CGU is R3,2 billion.

		(1 168)
Other (net)[1]		270
		20 658

1Relates largely to Chemicals America (Phenolics CGU) and Chemicals Eurasia.

Sasol Annual Financial Statements 2026 36

8	Remeasurement items affecting operating profit continued

Significant impairment/(reversal of impairment) of assets in prior period continued

Segment and Cash-generating unit		2024
(CGU)	Description	Rm
Fuels segment
Secunda liquid fuels refinery

The liquid fuels component of the Secunda reﬁnery was fully impaired at 30 June 2023 mainly as a result of the Group's ERR roadmap to achieve a 30% reduction in greenhouse gas (GHG) emissions by 2030. At 31 December 2023 and 30 June 2024, the recoverable amount of the refinery was further negatively impacted after updating feedstock and macroeconomic price assumptions including lower Brent crude prices and product differentials, resulting in the full amount of costs capitalised during the year to be impaired.

		7 803
Sasolburg liquid fuels refinery	The Sasolburg liquid fuels refinery was further impaired and is fully impaired, mainly as a result of the decrease in refining margins.	637
Gas
Production Sharing Agreement (PSA)

At 30 June 2018 an impairment of R1,1 billion was recognised in respect of the PSA asset mainly due to lower sales volumes and weaker long-term macroeconomic assumptions at the time. The asset reached beneficial operation (BO) on the Initial Gas Facility (IGF) with production commencing on 7 May 2024. This enabled excess gas production earlier than initially expected. In addition, increases in both liquid product volumes as well as gas sales prices resulted in the full impairment to be reversed at 30 June 2024.

		(1 143)
Chemicals Africa
Polyethylene	The CGU was further impaired at 30 June 2024 by R4,1 billion mainly due to lower selling prices associated with over supply and reduced demand in the global market.	4 110
Chlor-Alkali and PVC	The CGU remains fully impaired, resulting in the full amount of costs capitalised during the year to be impaired. An updated impairment assessment performed at 30 June 2024 did not indicate any further impairments on the CGU.	645
Wax	The CGU remains fully impaired, resulting in the full amount of costs capitalised during the year to be impaired.	524
Chemicals America
Ethane value chain (Alc/Alu/EO/EG)

The impairment was driven mainly by the decrease in Ethylene over Ethane margin assumptions and the impact thereof on the downstream ethane value chain (Alcohols, Alumina, Ethylene Oxide, Ethylene Glycols and associated shared assets), in both the short and long term, in addition to the impact of the increase in the WACC rate. Ethylene/ethane margins were lower than previously anticipated since the Ethylene price outlook declined more than the Ethane price outlook. Ethylene prices were lower due to a combination of weak supply/demand fundamentals as well as lower feedstock costs.

		58 942
Chemicals Eurasia
Sasol Italy Care Chemicals	The impairment resulted from an increase in WACC rate as well as lower forecasted sales margins, especially in the short-term due to slower recovery of demand.	2 037
Other (net)[1]		1 331
		74 886

1Relates largely to the Chemicals America and Energy segments.

Sasol Annual Financial Statements 2026 37

8	Remeasurement items affecting operating profit continued

Areas of judgement:

Determination as to whether, and by how much, an asset, CGU, or group of CGUs is impaired, or whether a previous impairment should be reversed, involves management estimates on highly uncertain matters such as the effects of inflation on operating expenses, discount rates, capital expenditure, carbon tax and related allowances, production profiles and future commodity prices, including the outlook for global or regional market supply-and-demand conditions for crude oil, natural gas and refined products. Judgement is also required when determining the appropriate grouping of assets into a CGU or the appropriate grouping of CGUs for impairment testing purposes.

The future cash flows were determined using the assumptions included in the latest budget as approved by the Board, which included forecast sales volumes and gross margins. If necessary, these cash flows were then adjusted to take into account any changes in assumptions or operating conditions that have been identified subsequent to the preparation of the budgets.

When determining VIU, management also applies judgement when assessing whether future capital projects to achieve sustainability and decarbonisation targets are deemed to maintain the same level of economic benefits or whether they enhance the asset’s performance. Generally, the costs incurred relating to the Group’s ERR are considered costs to maintain the current level of economic benefits. Costs incurred to enhance the asset’s performance are not considered in the VIU calculations.

The weighted average cost of capital rate (WACC) is derived from a pricing model. The variables used in the model are established on the basis of management judgement and current market conditions. Management judgement is also applied in estimating future cash flows and defining of CGUs. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are not available and to the assumptions regarding the long-term sustainability of the cash flows thereafter.

In support of global efforts to address climate change, South Africa made commitments under the Paris Agreement to further reduce GHG emissions and to contribute to limiting global warming to well below 2°c above pre-industrial levels and to pursue efforts to achieve the 1,5°c temperature goal. The Group is targeting a 30% reduction in Scope 1 and 2 greenhouse gas (GHG) emissions by 2030 which will pave the way to a net zero ambition by 2050. In support, Sasol is progressing with the development and implementation of its ERR to 2030 with capital and resources allocated to achieve the significant reduction in emissions. Where reasonable, supportable and permissible under the applicable accounting standards, management has included the costs and capital from these initiatives in its cash flow forecasts.

In South Africa, the Carbon Tax Act, 2019 came into effect on 1 June 2019. Phase 1 of the carbon tax was extended to 31 December 2025, with Phase 2 applicable from 1 January 2026 to 31 December 2030. The South African government has published carbon tax rates up to 2030 for Scope 1 greenhouse gas emissions. Post 2030, management assumes escalation to US$55/tCO2e by 2050. Significant industry-specific tax-free emissions allowances, ranging from 60% to 95%, remain in place to provide current emitters time to transition their operations to cleaner technologies through investments in energy efficiency, renewable energy and other low-carbon measures. For modelling purposes, management has assumed that the current basic tax-free allowance is maintained until 31 December 2030, in line with Phase 2, with a 3 percentage point decrease assumed every five years thereafter. Details on the scope of Phase 3 of carbon tax have not yet been finalised post 2030. Phase 2 is expected to introduce closer alignment between carbon tax and mandatory carbon budgets, including financial consequences where emissions exceed an allocated carbon budget. Management has considered the potential impact of the carbon tax penalty regime, including exposure to higher tax rates or penalties for non-compliance or exceedance of applicable carbon budgets, in determining the Group’s expected carbon tax liability. The liability has also been reduced significantly by the renewable energy premium claim, where qualifying renewable energy purchases and related claims have been taken into account in the calculation of the carbon tax payable. Management has included its best estimate of any expected applicable carbon taxes payable by the Group.

Sasol Annual Financial Statements 2026 38

8Remeasurement items affecting operating profit continued

The implementation of the Climate Change Bill proposed a carbon tax penalty of R640 per ton of CO₂ payable for emissions exceeding carbon budgets. The Climate Change Bill was signed into law by President Cyril Ramaphosa on 18 July 2024 and published as the Climate Change Act, 2022 (Act) on 23 July 2024. However, in terms of section 35 of the Act, it will only come into operation on a date fixed by the President by proclamation in the Government Gazette. The Climate Change Act includes Nationally Determined Contributions (NDCs) – scope 1 CO2e emission reduction ranges for South African for 2025 and 2030. The Department of Fisheries, Forestry and Environment (DFFE) are in the process of rolling out these NDCs to Sectoral Emissions Targets (SETs), which will form the basis for company level carbon budgets. Sasol has participated in a voluntary carbon budget process with the DFFE for the periods 2016-2020 and 2021-2025. The period 2026-2030 will be the first mandatory period for carbon budget reporting. A penalty is included in the impairment assessment to the extent that the Group expects its scope 1 GHG emissions to exceed its estimated carbon budget from calendar year 2026, The expected carbon tax penalty rate was subsequently escalated by CPI from a pricing perspective. However, based on the assumed budget allowance and company scope 1 GHG emissions pathway, penalties are likely to start from financial year 2038. This assumption will be monitored and updated when the carbon budget process and relevant legislation are finalised and implemented.

Climate change and the transition to a lower carbon economy are also likely to impact the future prices of commodities such as oil and natural gas which in turn may affect the recoverable amount of the Group’s property, plant and equipment and other non-current assets. Management has updated its best estimate of oil price assumptions used in determining the recoverable amounts of its CGUs in June 2026. The revised estimates reflect lower real oil price in the longer term as demand is expected to decrease as the transition to a lower carbon economy progresses. The energy transition may impact demand for certain refined products in the future.

Management will continue to review price assumptions as the energy transition progresses and this may result in impairment charges or reversals in the future.

Accounting policies:

Remeasurement items are amounts recognised in profit or loss relating to any change (whether realised or unrealised) in the carrying amount of non-current assets or liabilities that are less closely aligned to the normal operating or trading activities of the Group such as the impairment of non-current assets, profit or loss on disposal of non-current assets including businesses and equity accounted investments, and scrapping of assets.

The Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives at each reporting date.

The recoverable amount of an asset or CGU is defined as the amount that reflects the greater of the fair value less costs of disposal and VIU that can be attributed to an asset as a result of its ongoing use by the entity. VIU is estimated using a discounted cash flow model. The future cash flows are adjusted for risks specific to the asset and are adjusted where applicable to take into account any specific risks relating to the country where the asset or CGU is located. The rate applied in each country is reassessed each year. The recoverable amount may be adjusted to take into account recent market transactions for a similar asset.

Some assets are an integral part of the value chain but are not capable of generating independent cash flows because there is no active market for the product streams produced from these assets, or the market does not have the ability to absorb the product streams produced from these assets or it is not practically possible to access the market due to infrastructure constraints that would be costly to construct. Product streams produced by these assets form an input into another process and accordingly do not have an active market. These assets are classified as corporate assets in terms of IAS 36 when their output supports the production of multiple product streams that are ultimately sold into an active market.

Sasol Annual Financial Statements 2026 39

8Remeasurement items affecting operating profit continued

The Group’s corporate assets are allocated to the relevant CGU based on a cost or volume contribution metric. Costs incurred by the corporate asset are allocated to the appropriate CGU at cost. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

In Southern Africa, the coal value chain starts with feedstock mined in Secunda and Sasolburg and continues along the integrated processes of the operating business units, ultimately resulting in fuels and chemicals-based product lines. Similarly, the gas value chain starts with the feedstock obtained in Mozambique and continues along the conversion processes in Secunda and Sasolburg, ultimately resulting in fuels and chemicals-based product lines.

The groups of assets which support the different product lines, including corporate asset allocations, are considered to be separate CGUs.

In the US, the ethylene value chain results in various chemicals-based product lines, sold into active markets. The assets which support the different chemicals-based product lines, including corporate asset allocations, are considered to be separate CGUs.

In Europe, the identification of separate CGUs is based on the various product streams that have the ability to be sold into active markets by the European business units.

Certain products are sometimes produced incidentally from the main conversion processes and can be sold into active markets. When this is the case, the assets that are directly attributable to the production of these products, are classified as separate CGUs. The cost of conversion of these products is compared against the revenue when assessing the asset for impairment.

Exploration assets are tested for impairment when development of the property commences or whenever facts and circumstances indicate impairment. An impairment loss is recognised for the amount by which the exploration assets carrying amount exceeds their recoverable amount.

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related non-controlling interest and other components of equity. Any resulting gain or loss, including any FCTR reclassified, is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost. Any gain or loss on disposal will comprise that attributed to the portion disposed of and the remeasurement of the portion retained.

Sasol Annual Financial Statements 2026 40

TAXATION

9	Taxation

		2026	2025	2024
for the year ended 30 June	Note	Rm	Rm	Rm
South African normal tax		5 658	3 759	8 128
current year		5 715	4 389	8 212
prior years[1]		(57)	(630)	(84)
Foreign tax		1 714	2 024	2 028
current year		1 761	2 055	2 045
global minimum top-up tax[2]		36	19	—
prior years		(83)	(50)	(17)

Income tax	10	7 372	5 783	10 156
Deferred tax – South Africa	11	(700)	(336)	709
current year[3]		699	(152)	570
prior years[4]		(1 399)	(184)	139

Deferred tax – foreign	11	(2 523)	(891)	(1 126)
current year⁵		(2 434)	(496)	(1 031)
prior years		47	(51)	(102)
tax rate change⁶		(136)	(344)	7
		4 149	4 556	9 739
1	Relates to Section 12L (South African income tax incentive for energy-efficiency) allowances refer footnote 4.
2	In respect of Pillar Two that introduced a 15% global minimum effective tax rate for large multi-national entities. The Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax.
3	Mainly due to the assessed loss utilised in Sasol South Africa Limited (SSA) in 2026.
4	Mainly attributable to the R850 million prior year Section 12L energy efficiency allowance claim, which increased the assessed loss and consequently the deferred tax asset recognised.
5	The increase relates mainly to tax losses in the US, unwinding of deferred tax liability on Mozambique assets and current year impairments.
6	2026 mainly relates to the effect of future tax rate change in Germany on the realisation of deferred tax balance. 2025 relates mainly to Louisiana (US) tax rate reduction that was enacted.

Uncertain tax positions

Sasol companies are involved in tax litigation and tax disputes with various tax authorities in the normal course of business. A detailed assessment is performed regularly on each matter and a provision is recognised where appropriate. Although the outcome of these claims and disputes cannot be predicted with certainty, Sasol believes that open engagement and transparency will enable appropriate resolution thereof.

Sasol Financing International (SFI)/South African Revenue Services (SARS)

As reported previously, SARS conducted an audit over a number of years on SFI, which performs an offshore treasury function for Sasol. The audit culminated in the issue by SARS of revised tax assessments, based on the interpretation of the place of effective management of SFI. A contingent liability of R3,1 billion (including interest and penalties) in respect of this matter remains as at 30 June 2026.

Sasol Annual Financial Statements 2026 41

9	Taxation continued

SARS dismissed Sasol’s objection to the revised assessments and Sasol appealed this decision to the Tax Court. In parallel Sasol launched a review application in respect of certain elements of the revised assessments in respect of which the Tax Court does not have jurisdiction. Sasol also brought a review application against the SARS decision to register SFI as a South African taxpayer. SFI and SARS have agreed that the Tax Court related processes will be held in abeyance, pending the outcome of the judicial review applications. The two review applications were heard in the High Court in November 2022 and on 1 August 2023, the High Court handed down its decision dismissing both the SFI review applications. SFI filed an application for leave to appeal the High Court decision. On 20 September 2024 the High Court granted SFI’s application for leave to appeal the High Court decision to the Supreme Court of Appeal. The matter was heard at the Supreme Court of Appeal on 25 November 2025 and the judgment is currently pending. The review applications relate to the challenge by SFI of certain administrative decisions of SARS and the Supreme Court of Appeal decision does not directly affect the merits of the substantive dispute before the Tax Court, which remains in abeyance while the appeal of the review applications continues.

	2026	2025	2024
	%	%	%
Reconciliation of effective tax rate

The table below shows the difference between the South African enacted tax rate compared to the effective tax rate in the income statement. Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are:

South African normal tax rate	27,0	27,0	27,0
Increase/(decrease) in rate of tax due to:
disallowed expenditure¹	2,6	13,4	(2,3)
disallowed share-based payment expenses	0,1	0,2	(0,1)
different tax rates	0,9	2,5	(7,9)
tax losses not recognised[2]	1,0	11,8	(49,6)
translation differences	0,3	—	—
other adjustments	0,1	2,1	—
(Decrease)/increase in rate of tax due to:
exempt income[3]	(0,5)	(3,8)	0,2
share of profits of equity accounted investments	(0,1)	(3,6)	1,4
utilisation of tax losses	—	(1,7)	0,8
investment incentive allowances	(0,2)	(0,3)	0,2
translation differences	—	(0,1)	0,4
capital gains and losses	(0,1)	(0,1)	—
change in corporate income tax rate	(0,8)	(2,8)	—
prior year adjustments[4]	(8,0)	(7,5)	—
other adjustments	—	—	1,7
Effective tax rate	22,3	37,1	(28,2)
1	Includes non-deductible expenses incurred not deemed to be in the production of taxable income mainly relating to non-productive interest, project costs, as well as non-deductible impairments. The decrease from 2025 is mainly due to the lower Italy impairment recognised in 2026.
2	Mainly relates to Sasol Italy tax losses incurred for which no deferred tax assets are recognised (in 2025 relates to the reversal deferred tax asset previously recognised) as it is no longer considered probable that sufficient future taxable income will be available in the foreseeable future to fully utilise these losses.
3	2025 mainly relates to contingent consideration from the Uzbekistan GTL LLC disposal.
4	Mainly related to Section 12L allowances claimed in South Africa relating to prior years.

Sasol Annual Financial Statements 2026 42

10	Tax paid

		2026	2025	2024
for the year ended 30 June	Note	Rm	Rm	Rm
Net amounts payable at beginning of year		(921)	652	1 465
Net interest and penalties on tax		(27)	(81)	(12)
Income tax per income statement	9	7 372	5 783	10 156
Foreign exchange differences recognised in income statement		(25)	(3)	(10)
Translation of foreign operations		(9)	21	(15)
		6 390	6 372	11 584
Net tax (payable)/receivable per statement of financial position¹		(766)	921	(652)
tax payable		(1 051)	(636)	(1 108)
tax receivable		285	1 557	456

Per the statement of cash flows		5 624	7 293	10 932
Comprising
Normal tax
South Africa		3 689	5 351	7 939
Foreign		1 935	1 942	2 993
		5 624	7 293	10 932
1	Decrease mainly due to tax refund received in 2026 of R1,2 billion, relating to Section 12L allowances and higher taxable income in South Africa.

11	Deferred tax

		2026	2025
for the year ended 30 June	Note	Rm	Rm
Reconciliation
Balance at beginning of year		(32 325)	(31 988)
Current year charge		(3 135)	(1 164)
per the income statement	9	(3 223)	(1 227)
per the statement of comprehensive income		88	63
Foreign exchange differences recognised in income statement		69	14
Translation of foreign operations		2 284	813
Balance at end of year		(33 107)	(32 325)

Comprising
Deferred tax assets		(35 872)	(35 803)
Deferred tax liabilities		2 765	3 478
		(33 107)	(32 325)

Sasol Annual Financial Statements 2026 43

11Deferred tax continued

Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities. We anticipate sufficient taxable profits to be generated in future to recover the deferred tax asset against. The US and SA tax losses do not expire. The deferred tax asset mainly relate to the US and it is probable that taxable profits will be available against which the deductible temporary difference can be utilised. This is supported by approved financial forecasts.

	2026	2025
for the year ended 30 June	Rm	Rm
Attributable to the following tax jurisdictions
South Africa	(5 127)	(4 564)
United States of America	(26 652)	(27 426)
Germany	1 119	1 087
Mozambique	(2 434)	(1 410)
Other	(13)	(12)
	(33 107)	(32 325)
Deferred tax is attributable to temporary differences on the following:
Net deferred tax assets:
Property, plant and equipment	15 898	17 102
Right of use assets	1 695	1 573
Current assets	(1 593)	(1 396)
Short- and long-term provisions	(4 629)	(3 672)
Calculated tax losses	(37 301)	(39 896)
Financial liabilities	757	374
Lease liabilities	(3 126)	(2 979)
Other¹	(7 573)	(6 909)
	(35 872)	(35 803)
Net deferred tax liabilities:
Property, plant and equipment	4 332	5 054
Right of use assets	344	461
Current assets	190	129
Short- and long-term provisions	(1 957)	(2 116)
Calculated tax losses	(4)	(8)
Financial liabilities	107	107
Lease liabilities	(386)	(501)
Other	139	352
	2 765	3 478

1Other mainly relates to the US interest expense limitation carry forward of R6,6 billion (2025: R6,1 billion).

Sasol Annual Financial Statements 2026 44

11Deferred tax continued

Deferred tax assets have been recognised for the carry forward amount of unutilised tax losses relating to the Group’s operations where, among other things, some taxation losses can be carried forward indefinitely and there is compelling evidence that it is probable that sufficient taxable profits will be available in the future to utilise all tax losses carried forward.

	2026	2025
for the year ended 30 June	Rm	Rm
Calculated tax losses
(before applying the applicable tax rate)
Available for offset against future taxable income	308 128	331 602
Utilised against taxable income	(197 176)	(211 270)
Not recognised as a deferred tax asset	110 952	120 332
Calculated tax losses carried forward that have not been recognised:*
Expiry between one and five years	531	575
Expiry thereafter	7 558	8 066
Indefinite life	102 863	111 691
	110 952	120 332
*

Mainly US tax losses partially not recognised as deferred tax assets, as it was no longer considered probable that sufficient future taxable income will be available in the foreseeable future to fully recover the deferred tax asset (refer to note 9).

Areas of judgement:

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be utilised. This includes the significant tax losses incurred at our US operations and Sasol Financing International Limited. These losses do not expire. The assumptions used in estimating future taxable profits are consistent with the main assumptions disclosed in note 8. Where appropriate, the expected impact of climate change was considered in estimating the future taxable profits. The provision of deferred tax assets and liabilities reflects the tax consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities.

Unremitted earnings at end of year that would be subject to foreign dividend withholding tax and after tax effect if remitted

Deferred tax liabilities are not recognised for the income tax effect that may arise on the remittance of unremitted earnings by foreign subsidiaries, joint operations and incorporated joint ventures. It is management’s intention that, where there is no double taxation relief, these earnings will be permanently re-invested in the Group.

	2026	2025
for the year ended 30 June	Rm	Rm
Unremitted earnings at end of year that would be subject to dividend withholding tax	30 563	33 594
Europe	23 056	23 745
Rest of Africa	2 702	3 523
Other	4 805	6 326

Tax effect if remitted	742	798
Europe	462	457
Rest of Africa	216	282
Other	64	59

Sasol Annual Financial Statements 2026 45

11Deferred tax continued

Dividend withholding tax

Dividend withholding tax is payable at a rate of 20% on dividends distributed to shareholders. Dividends paid to companies and certain other institutions and certain individuals are not subject to this withholding tax. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder.

On receipt of a dividend, the company includes the dividend withholding tax in its computation of the income tax expense.

	2026	2025
for the year ended 30 June	Rm	Rm
Undistributed earnings at end of year that would be subjected to dividend withholding tax withheld by the company on behalf of Sasol Limited shareholders	103 883	90 913
Maximum withholding tax payable by shareholders if distributed to individuals	20 777	18 183

Accounting policies:

The income tax charge is determined based on net income before tax for the year and includes current tax, deferred tax and dividend withholding tax payable by Sasol.

The current tax charge is the tax payable on the taxable income for the financial year applying enacted or substantively enacted tax rates and includes any adjustments to tax payable in respect of prior years.

Deferred tax is provided for using the liability method, on all temporary differences between the carrying amount of assets and liabilities for accounting purposes and the amounts used for tax purposes and on any tax losses using enacted or substantively enacted tax rates at the reporting date that are expected to apply when the asset is realised or liability settled.

Deferred tax assets and liabilities are offset when the related income taxes are levied by the same taxation authority, there is a legally enforceable right to offset and there is an intention to settle the balances on a net basis.

Sasol Annual Financial Statements 2026 46

Sources of capital

Equity	48

Share capital	48

Funding activities and facilities	49

Long-term debt	49

Leases	52

Short-term debt	55

Sasol Annual Financial Statements 2026 47

EQUITY

12	Share capital

	2026	2025	2024
for the year ended 30 June	Rm	Rm	Rm
Issued share capital (as per statement of changes in equity)¹	9 888	9 888	9 888

Number of shares
for the year ended 30 June	2026	2025	2024
Authorised
Sasol ordinary shares of no par value²	1 127 690 590	1 127 690 590	1 127 690 590
Sasol BEE ordinary shares of no par value³	158 331 335	158 331 335	158 331 335
	1 286 021 925	1 286 021 925	1 286 021 925
Issued
Shares issued at beginning of year	649 375 104	648 475 104	640 667 612
Issued in terms of the employee share schemes	4 717 913	900 000	7 807 492
Shares issued at end of year	654 093 017	649 375 104	648 475 104
Comprising
Sasol ordinary shares of no par value	647 761 670	643 043 757	642 143 757
Sasol BEE ordinary shares of no par value	6 331 347	6 331 347	6 331 347
	654 093 017	649 375 104	648 475 104
Unissued shares
Sasol ordinary shares of no par value	479 928 920	484 646 833	485 546 833
Sasol BEE ordinary shares of no par value	151 999 988	151 999 988	151 999 988
	631 928 908	636 646 821	637 546 821
1	At 30 June 2026, treasury shares amounted to 14 010 409 (2025: 10 326 749; 2024: 13 055 335), comprising largely of shares held by the Sasol Foundation Trust and unallocated shares issued in terms of the employee share scheme.
2	At Sasol’s General meeting held on 17 November 2023 a special resolution was passed authorising management to issue up to a maximum of 53 000 000 Sasol Ordinary Shares for purposes of the conversion of the convertible bond (refer to note 13).
3	A Sasol BEE Ordinary Share (SOLBE1) is a Sasol ordinary share that trades on the Empowerment Segment of the JSE. The SOLBE1 shares may only be sold to and bought by “BEE Compliant Persons” as defined by the DTI codes. SOLBE1 shareholders are entitled to the same dividends as Sasol Ordinary Shareholders.

Accounting policies:

When Sasol Limited’s shares are repurchased by a subsidiary, the amount of consideration paid, including directly attributable costs, is recognised as a deduction from shareholders’ equity.

Sasol Annual Financial Statements 2026 48

FUNDING ACTIVITIES AND FACILITIES

13	Long-term debt

	2026	2025
for the year ended 30 June	Rm	Rm
Total long-term debt	92 374	102 645
Short-term portion[1]	(24 500)	(14 091)
Long-term portion	67 874	88 554
Analysis of long-term debt
At amortised cost
Unsecured debt	92 716	103 037
Unamortised loan costs	(342)	(392)
	92 374	102 645
Reconciliation
Balance at beginning of year	102 645	117 031
Loans raised[2]	18 579	471
Loans repaid[3]	(23 651)	(14 060)
Interest accrued	1 552	1 505
Amortisation of loan costs	160	126
Translation of foreign operations	(7 332)	(2 428)
Foreign exchange differences recognised in income statement	421	—
Balance at end of year	92 374	102 645
Interest-bearing status
Interest-bearing debt	92 374	102 645
Maturity profile
Within one year	24 500	14 091
One to five years	54 446	72 309
More than five years	13 428	16 245
	92 374	102 645
1	Current period short-term portion relates to the US$650 million bond (R10,7 billion) payable in September 2026, as well as a portion of the DMTN (R1,2 billion) which is repayable in October 2026. The US$750 million convertible bond is classified as a current liability since 2025 when the Group adopted the amendments to IAS 1 'Presentation of Financial Statements'.
2	Relates mainly to a 2033 bond of US$750 million (R12,3 billion) issued in April 2026 and a floating rate bond of R5,3 billion issued on 23 July 2025 for which SFIL received US$300 million in return.
3	Relates mainly to partial repayments on 2028 and 2029 US$ bonds (R12,3 billion) and repayments on the Revolving Credit Facility (RCF) in July and August 2025 (R8,4 billion) as well as a R0,8 billion repayment on the DMTN programme in October 2025.

Sasol Annual Financial Statements 2026 49

13	Long-term debt continued

				2026				2025
					Total
			Interest	Contract	Rand	Available	Utilised	Utilised
			rate	amount	equivalent	facilities	facilities	facilities
for the year ended 30 June	Expiry date	Currency	%	million	Rm	Rm	Rm	Rm
Banking facilities and debt arrangements
Group treasury facilities
Commercial paper (uncommitted)	None	Rand	3 month Jibar + 1,42% - 1,59%	15 000	15 000	11 378	3 622	4 434
Commercial banking facilities	None	Rand	*	7 450	7 450	7 450	—	—
Revolving credit facility¹	April 2030	US dollar	SOFR+ Credit Adj +1,45%	1 987	32 574	32 574	—	8 875
Debt arrangements
US Dollar Bond	September 2026	US dollar	4,38%	650	10 656	—	10 656	11 538
US Dollar Convertible Bond[2]	November 2027	US dollar	4,50%	750	12 295	—	12 295	13 313
US Dollar Bond[4]	September 2028	US dollar	6,50%	334	5 475	—	5 475	13 313
US Dollar Bond[4]	May 2029	US dollar	8,75%	666	10 918	—	10 918	17 750
US Dollar term loan	April 2030	US dollar	SOFR+ Credit Adj +1,65%	982	16 107	—	16 107	17 439
Rand Bond[3]	July 2030	Rand	3 month Jibar + 3,7%	5 327	5 327	—	5 327	—
US Dollar Bond	March 2031	US dollar	5,50%	850	13 934	—	13 934	15 088
US Dollar Bond⁴	April 2033	US dollar	8,75%	750	12 295	—	12 295	—
Other Sasol businesses
Specific project asset finance
Energy – Natref	Various	Rand	Various	2 482	2 482	895	1 587	1 266
Other		Various	Various	—	—	—	1 262	707
						52 297	93 478	103 723
Available cash excluding restricted cash						40 103
Total funds available for use						92 400
Accrued interest							1 552	1 505
Unamortised loan cost							(342)	(392)
Cumulative fair value gains and foreign exchange movements on convertible bond and embedded derivative financial liability							(739)	(1 517)
Total debt including accrued interest and unamortised loan cost							93 949	103 319
Comprising
Long-term debt							67 874	88 554
Short-term debt							25 648	14 757
Short-term debt							1 148	666
Short-term portion of long-term debt							24 500	14 091
Bank overdraft							118	1
Convertible bond derivative financial liability							309	7
							93 949	103 319

Sasol Annual Financial Statements 2026 50

13	Long-term debt continued

*Interest rate only available when funds are utilised.

1	Sasol repaid R8,4 billion (US$0,5 billion) in July and August 2025 on the RCF.
2	The convertible bond has a principal amount of US$750 million and contains conversion rights exercisable by the bond holders at any time before maturity of the bond on 8 November 2027. The convertible bond pays a coupon of 4,5% per annum, payable semi-annually in arrears and in equal instalments on 8 May and 8 November of each year. The convertible bond can be settled in cash, Sasol ordinary shares, or any combination thereof at the election of Sasol. The conversion price (initially set at US$20,39) is subject to standard market anti-dilution adjustments, including, among other things, dividends paid by Sasol. The conversion price at 30 June 2026 was US$18,79 (30 June 2025: US$18,79).
3	On 23 July 2025, SFIL issued a floating rate bond of R5,3 billion. In exchange, SFIL received US$300 million. The bond is guaranteed by Sasol Limited, has a 5 year maturity, bears quarterly interest, is repayable in Rand with covenants similar to those in the existing US$ bond documents and no new covenants were introduced.
4	A 2033 US$ bond of US$750 million (R12,3 billion) was issued in April 2026, the proceeds were used to partially repurchase the 2028 and 2029 US$ bonds (R12,3 billion). The result of the transaction being debt-neutral, while extending the debt maturity.

Accounting policies:

Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognised at fair value, net of transaction costs incurred and is subsequently stated at amortised cost using the effective interest rate method. Debt is classified as short-term unless the borrowing entity has a right to defer settlement of the liability for at least 12 months after the reporting date.

Debt is derecognised when the obligation in the contract is discharged, cancelled or has expired. Premiums or discounts arising from the difference between the fair value of debt raised and the amount repayable at maturity date are charged to the income statement as finance expenses based on the effective interest rate method. A debt modification gain or loss is recognised immediately when a debt measured at amortised cost has been modified. The convertible bond is a hybrid financial instrument consisting of a non-derivative host representing the obligation to make interest payments and to deliver cash to the holder on redemption of the bond (‘the bond component’); and a conversion feature which is accounted for as an embedded derivative financial liability. The bond component was recognised at fair value at inception date. The fair value was determined by subtracting the fair value attributable to the embedded derivative from the fair value of the combined instrument. The bond component is measured subsequently at amortised cost using the effective interest rate of 8,5%. The option component is recognised as a derivative financial liability, measured at fair value, with changes in fair value recorded in profit or loss and reported separately in the statement of financial position in long-term financial liabilities.

The bond component and related embedded derivative are classified as current liabilities as the holders may convert at any time.

Refer to note 35 for the accounting policies relating to embedded derivatives.

Sasol Annual Financial Statements 2026 51

14	Leases

			Plant,
			equipment
	Land	Buildings	and vehicles	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
Right of use assets
Carrying amount at 30 June 2024	117	5 101	7 133	12 351
Cost	326	8 919	14 647	23 892
Accumulated depreciation and impairment	(209)	(3 818)	(7 514)	(11 541)
Additions	13	868	1 072	1 953
Modifications and reassessments	—	35	654	689
Reclassification to assets	—	—	(129)	(129)
Translation of foreign operations	7	28	(25)	10
Terminations	(17)	(5)	(132)	(154)
Current year depreciation charge	(8)	(553)	(1 942)	(2 503)
Net (impairment)/reversal of right of use assets (note 8)	142	(352)	(173)	(383)
Carrying amount at 30 June 2025	254	5 122	6 458	11 834
Cost	305	9 840	14 740	24 885
Accumulated depreciation and impairment	(51)	(4 718)	(8 282)	(13 051)
Additions	15	1 565	858	2 438
Modifications and reassessments	—	(7)	379	372
Translation of foreign operations	(16)	(88)	(374)	(478)
Terminations	—	(1)	(45)	(46)
Current year depreciation charge	(10)	(594)	(1 803)	(2 407)
Net impairment of right of use assets (note 8)	—	(156)	(182)	(338)
Carrying amount at 30 June 2026	243	5 841	5 291	11 375
Cost	301	10 897	14 651	25 849
Accumulated depreciation and impairment	(58)	(5 056)	(9 360)	(14 474)

		2026	2025
for the year ended 30 June	Note	Rm	Rm
Lease liabilities
Total long-term lease liabilities		15 690	15 177
Short-term portion (included in short-term debt)	15	1 754	2 183
		17 444	17 360
Reconciliation
Balance at beginning of year		17 360	17 437
New lease contracts		2 544	1 928
Payments made on lease liabilities		(2 800)	(3 077)
Modifications and reassessments		372	685
Interest accrued		567	530
Termination of lease liability		(48)	(168)
Translation of foreign operations		(551)	25
Balance at end of year		17 444	17 360

Sasol Annual Financial Statements 2026 52

14Leases continued

	2026	2025	2024
for the year ended 30 June	Rm	Rm	Rm
Amounts recognised in income statement
Interest expense (included in net finance cost)	1 758	1 669	1 557
Expense relating to short-term leases*	561	634	626
Expense relating to leases of low-value assets that are not shown above as short-term leases*	84	73	82
Expense relating to variable lease payments not included in lease liabilities (included in other operating expenses and income)*	57	55	56
Amounts recognised in statement of cash flows
Total cash outflow on leases	4 693	4 978	4 499
*	Included in cash paid to suppliers and employees in the statement of cash flows.

The Group leases a number of assets as part of its activities. These primarily include corporate office buildings in Sandton and Houston, rail yard, rail cars, retail convenience centres and storage facilities. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Areas of judgement:

Various factors are considered in assessing whether an arrangement contains a lease including whether a service contract includes the implicit right to substantially all of the economic benefits from assets used in providing the service and whether the Group directs how and for what purpose such assets are used. In performing this assessment, the Group considers decision-making rights that will affect the economic benefits that will be derived from the use of the asset such as changing the type, timing, or quantity of output that is produced by the asset.

Incorporating optional lease periods where there is reasonable certainty that the option will be extended is subject to judgement and has an impact on the measurement of the lease liability and related right of use asset. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option, including consideration of the significance of the underlying asset to the operations and the expected remaining useful life of the operation where the leased asset is used.

The incremental borrowing rate that the Group applies is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions. The estimation of the incremental borrowing rate is determined for each lease contract using the risk-free rate over a term matching that of the lease, adjusted for other factors such as the credit rating of the lessee, a country risk premium and the borrowing currency. A higher incremental borrowing rate would lead to the recognition of a lower lease liability and corresponding right of use asset.

The range of incremental borrowing rates of lease contracts entered into during the year are as follows:

Southern Africa	6,53 – 14,42% (2025: 9,00 – 14,83%)
North America	5,94 – 7,67% (2025: 6,37 – 7,34%)
Eurasia	3,24 – 6,01% (2025: 2,46 – 7,78%)

Sasol Annual Financial Statements 2026 53

14	Leases continued

Accounting policies:

At contract inception all arrangements are assessed to determine whether it is, or contains, a lease. At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;
●	variable lease payments that depend on an index or a rate;
●	amounts expected to be paid under residual value guarantees;
●	the exercise price of a purchase option reasonably certain to be exercised;
●	payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate; and
●	lease payments to be made under reasonably certain extension options.

Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are capitalised as part of the cost of inventories or assets under construction) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is generally not readily determinable. The incremental borrowing rate is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions.

After the commencement date, finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group applies the recognition exemptions to short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) and leases of assets that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expenses over the lease term.

Sasol Annual Financial Statements 2026 54

14	Leases continued

Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes:

●	the amount of the initial measurement of lease liability;
●	any lease payments made at or before the commencement date less any lease incentives received;
●	any initial direct costs; and
●	restoration costs.

Right of use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right of use asset is depreciated over the underlying asset’s useful life. The depreciation charge is recognised in the income statement unless it is capitalised as part of the cost of inventories or assets under construction.

The right of use assets are also subject to impairment. Refer to the accounting policies in note 8 on Remeasurement items affecting profit or loss.

Where the Group transfers control of an asset to another entity (buyer-lessor) and leases that same asset back from the buyer-lessor, the Group derecognises the underlying asset and recognises a right-of-use asset at the proportion of the previous carrying amount of the transferred asset that relates to the right of use retained by the Group. The Group also recognises a lease liability measured at the present value of all expected future lease payments with the resulting gain or loss being included in remeasurement items.

15	Short-term debt

		2026	2025
for the year ended 30 June	Note	Rm	Rm
Short-term debt		1 148	666
Short-term portion of
long-term debt¹	13	24 500	14 091
lease liabilities	14	1 754	2 183
		27 402	16 940
1	In addition to the US$750m convertible bond classified as a current liability since 2025, the short-term portion includes the US$650 million bond (R10,7 billion) payable in September 2026 as well as a portion of the DMTN (R1,2 billion) repayable in October 2026 (refer to note 13).

Sasol Annual Financial Statements 2026 55

Capital allocation and utilisation

Sasol Annual Financial Statements 2026 56

INVESTING ACTIVITIES

16	Property, plant and equipment

		Building	Plant,		Assets
		and	equipment	Mineral	under
	Land	improvements	and vehicles	assets	construction*	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Carrying amount at 30 June 2024	4 239	10 876	100 340	14 436	33 698	163 589
Cost	4 849	24 248	398 678	56 164	33 698	517 637
Accumulated depreciation and impairment	(610)	(13 372)	(298 338)	(41 728)	—	(354 048)
Additions	—	2	511	295	25 000	25 808
to sustain existing operations	—	2	505	244	22 062	22 813
to expand operations	—	—	6	51	2 938	2 995
Reduction in rehabilitation provisions capitalised	—	—	—	—	(212)	(212)
Finance costs capitalised	—	—	—	—	1 883	1 883
Assets capitalised or reclassified	—	1 260	16 324	3 509	(21 059)	34
Reclassification to held for sale	47	(6)	(7)	—	—	34
Translation of foreign operations	(78)	(67)	(831)	—	132	(844)
Disposals and scrapping	(1)	(13)	(242)	(40)	(528)	(824)
Current year depreciation charge	—	(609)	(8 243)	(2 335)	—	(11 187)
Net impairment of property, plant and equipment (note 8)	(124)	320	(5 572)	(4 218)	(10 646)	(20 240)
Carrying amount at 30 June 2025	4 083	11 763	102 280	11 647	28 268	158 041
Cost	4 838	24 849	408 717	59 169	28 268	525 841
Accumulated depreciation and impairment	(755)	(13 086)	(306 437)	(47 522)	—	(367 800)
Additions	—	5	649	1 093	20 579	22 326
to sustain existing operations	—	5	642	1 093	19 778	21 518
to expand operations	—	—	7	—	801	808
Reduction in rehabilitation provisions capitalised (note 29)	—	—	(40)	—	(68)	(108)
Finance costs capitalised	—	—	—	—	845	845
Assets capitalised or reclassified	—	866	10 971	16 682	(28 918)	(399)
Reclassification to held for sale	—	(3)	(10)	—	—	(13)
Translation of foreign operations	(290)	(703)	(5 279)	—	(198)	(6 470)
Disposals and scrapping	(3)	(5)	(257)	(47)	(333)	(645)
Current year depreciation charge	—	(596)	(8 055)	(2 270)	—	(10 921)
Net impairment of property, plant and equipment (note 8)	—	(149)	(4 017)	(2 344)	(9 436)	(15 946)
Carrying amount at 30 June 2026	3 790	11 178	96 242	24 761	10 739	146 710
Cost	4 489	24 367	399 567	76 096	10 739	515 258
Accumulated depreciation and impairment	(699)	(13 189)	(303 325)	(51 335)	—	(368 548)

*Includes intangible assets and exploration and evaluation assets under construction.

Sasol Annual Financial Statements 2026 57

16	Property, plant and equipment continued

	2026	2025	2024
for the year ended 30 June	Rm	Rm	Rm
Additions to property, plant and equipment (cash flow)
Current year additions	22 326	25 808	30 565
Adjustments for non-cash items	(1 575)	(463)	(491)
movement in environmental provisions capitalised	(1 089)	(264)	(473)
Reduction in capital project pre-payment	(484)	(191)	—
Rig leases	(2)	(10)	—
Area A5-A receivable	—	2	(18)
Per the statement of cash flows	20 751	25 345	30 074

	2026	2025
for the year ended 30 June	Rm	Rm
Capital commitments (excluding equity accounted investments)

Capital commitments, excluding capitalised interest, include all projects for which relevant Board approval has been obtained. Projects still under investigation for which specific Board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	27 407	45 106
Authorised but not yet contracted for	23 888	21 015
Less expenditure to the end of year	(20 132)	(38 700)
	31 163	27 421

to sustain existing operations	29 658	25 012
to expand operations	1 505	2 409
Estimated expenditure
Within one year	23 300	20 634
One to five years	7 863	6 787
	31 163	27 421

Significant capital commitments and expenditure at 30 June comprise mainly of:

			Capital commitments		Capital expenditure
			2026	2025	2026	2025
Project	Project location	Business segment	Rm	Rm	Rm	Rm
Projects to sustain operations
Shutdown and major statutory maintenance	Various	Various	6 769	5 972	4 596	6 977
Environmental projects	Various	Various	1 231	1 025	713	2 569
Clean fuels II	Various	Fuels	498	1 642	898	1 271
Projects to expand operations
Exploration and development[1]	Mozambique	Gas	—	1 779	421	3 309

1PSA reached beneficial operation in 2026.

Capital commitments and expenditure not separately disclosed relates to ordinary sustenance capital.

Areas of judgement:

The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The estimation of the useful lives of property, plant and equipment is based on historic performance as well as expectations about future use and the impact of climate change and therefore requires a significant degree of judgement to be applied by management. The remaining useful lives of property, plant and equipment have been reassessed considering the Group’s targeted reduction in GHG emissions and remain appropriate.

Sasol Annual Financial Statements 2026 58

16Property, plant and equipment continued

The following depreciation rates apply in the Group:

Buildings and improvements	1 – 20%, units of production over life of related reserve base
Retail convenience centres (included in buildings and improvements)	3 – 5%
Plant	1 – 86%
Equipment	3 – 91%
Vehicles	3 – 33%
Mineral assets	Units of production over life of related reserve base
Life-of-mine coal assets (included in mineral assets)	Units of production over life of related reserve base

Accounting policies:

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Land is not depreciated.

When plant and equipment comprises major components with different useful lives, these components are accounted for as separate items.

Depreciation of mineral assets on producing oil and gas properties is based on the units-of-production method calculated using estimated proved developed reserves. The natural oil and gas reserves are calculated using a methodology designed to be compliant with SEC Regulations S-K.

Life-of-mine coal assets are depreciated using the units-of-production method and are based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. The proved and probable reserves are determined using the SAMREC code. Other coal mining assets are depreciated on the straight-line method over their estimated useful lives.

Depreciation of property acquisition costs, capitalised as part of mineral assets in property, plant and equipment, is based on the units-of-production method calculated using estimated proved reserves.

Property, plant and equipment, other than mineral assets, is depreciated to its estimated residual value on a straight-line basis over its expected useful life.

Sasol Annual Financial Statements 2026 59

16Property, plant and equipment continued

Assets under construction

Assets under construction include land and expenditure capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment. The cost of self-constructed assets includes expenditure on materials, direct labour and an allocated proportion of project overheads. Cost also includes the estimated costs of dismantling and removing the assets and site rehabilitation costs to the extent that they relate to the construction of the asset as well as gains or losses on qualifying cash flow hedges attributable to that asset. When regular major inspections are a condition of continuing to operate an item of property, plant and equipment, and plant shutdown costs will be incurred, an estimate of these shutdown costs are included in the carrying value of the asset at initial recognition. Land acquired, as well as costs capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment are classified as part of assets under construction.

Finance expenses in respect of specific and general borrowings are capitalised against qualifying assets as part of assets under construction. Where funds are borrowed specifically for the purpose of acquiring or constructing a qualifying asset, the amount of finance expenses eligible for capitalisation on that asset is the actual finance expenses incurred on the borrowing during the period less any investment income on the temporary investment of those borrowings.

Where funds are made available from general borrowings and used for the purpose of acquiring or constructing qualifying assets, the amount of finance expenses eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on these assets. The capitalisation rate of 8,0% (2025: 7,4%) is calculated as the weighted average of the interest rates applicable to the borrowings of the Group that are outstanding during the period, including borrowings made specifically for the purpose of obtaining qualifying assets once the specific qualifying asset is ready for its intended use. The amount of finance expenses capitalised will not exceed the amount of borrowing costs incurred.

17	Long-term receivables and prepaid expenses

	2026	2025
for the year ended 30 June	Rm	Rm
Total long-term receivables	3 937	3 635
Impairment of long-term receivables*	(75)	(83)
Short-term portion	(1 094)	(668)
	2 768	2 884
Long-term prepaid expenses¹	257	659
	3 025	3 543
Comprising:
Long-term receivables (interest-bearing) - joint operations	1 178	1 086
Long-term loans	1 590	1 798
	2 768	2 884
1	Includes non-cash movement of R358 million (2025: R145 million) related to an electricity supply contract at our Secunda Operations.

The majority of movements in long-term receivables are cash movements including loans granted of R1 188 million (2025: R431 million) and repayments of R576 million (2025: R511 million).

*	Impairment of long-term loans and receivables

Long-term loans and receivables are considered for impairment under the expected credit loss model. Refer to note 35.2 for detail on the impairments recognised.

Sasol Annual Financial Statements 2026 60

18	Equity accounted investments

At 30 June, the Group’s interest in equity accounted investments and the total carrying values were:

	Country of		Interest	2026	2025
Name	incorporation	Nature of activities	%	Rm	Rm
Joint ventures
ORYX GTL Limited	Qatar	GTL plant	49	6 619	8 530
Sasol Dyno Nobel (Pty) Ltd	South Africa	Manufacturing and distribution of explosives	50	456	400
Associates
Enaex Africa (Pty) Ltd	South Africa	Manufacturing and distribution of explosives	23	639	562
The Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)	South Africa	Owning and operating of the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	20	2 669	2 737
Other equity accounted investments			Various*	332	730
Carrying value of investments				10 715	12 959
*	Decrease in Other equity accounted investment relates mainly to the impairment of Central Térmica de Temane (CTT) (refer to note 8).

There are no significant restrictions on the ability of the joint ventures or associates to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

Sasol Annual Financial Statements 2026 61

18	Equity accounted investments continued

Impairment testing of equity accounted investments

Based on impairment indicators at each reporting date, impairment tests in respect of investments in joint ventures and associates are performed. The recoverable amount of the investment is compared to the carrying amount, as described in note 8, to calculate the impairment.

	2026	2025
for the year ended 30 June	Rm	Rm
Summarised financial information for the Group’s share of equity accounted investments which are not material*
Operating profit	192	233
Profit before tax	239	284
Taxation	(92)	(109)
Profit for the year*	147	175
Other comprehensive (loss)/income	(70)	13
*

The financial information provided represents the Group's share of the results of the equity accounted investments. The impairment of CTT is not included the results above and is separately disclosed (refer to note 8).

	2026	2025
Capital commitments relating to equity accounted investments	Rm	Rm

Capital commitments, excluding capitalised interest, include all projects for which specific Board approval has been obtained up to the reporting date. Projects still under investigation for which specific Board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	2 105	2 188
Authorised but not yet contracted for	1 334	491
Less: expenditure to the end of year	(1 628)	(1 731)
	1 811	948

Areas of judgement:

Joint ventures and associates are assessed for materiality in relation to the Group using a number of factors such as investment value, strategic importance and monitoring by those charged with governance.

ORYX GTL and ROMPCO are considered to be material as they are closely monitored by and reported on to the decision makers and are considered to be strategically material investments.

Sasol Annual Financial Statements 2026 62

18	Equity accounted investments continued

Summarised financial information for the Group’s material equity accounted investments

In accordance with the Group’s accounting policy, the results of joint ventures and associates are equity accounted. The information provided below represents the Group’s material joint venture and associate. The financial information presented includes the full financial position and results of the joint venture and includes intercompany transactions and balances.

	Joint venture
	ORYX GTL Limited***
	2026	2025
for the year ended 30 June	Rm	Rm
Summarised statement of financial position
Non-current assets*	14 217	17 784
Deferred tax asset	1 065	490
Cash and cash equivalents	1 024	861
Other current assets	6 132	6 833
Total assets	22 438	25 968
Non-current liabilities	6 320	6 602
Current liabilities	2 610	1 350
Tax payable	—	608
Total liabilities	8 930	8 560
Net assets	13 508	17 408
Summarised income statement
Turnover	8 848	14 475
Depreciation and amortisation	(3 072)	(3 316)
Other operating expenses	(6 369)	(7 728)
Operating (loss)/profit before interest and tax	(593)	3 431
Finance income	24	49
Finance cost	(325)	(189)
(Loss)/profit before tax	(894)	3 291
Taxation	(65)	(1 357)
(Loss)/profit and total comprehensive income for the year	(959)	1 934
The Group’s share of (loss)/profits of equity accounted investment	(470)	948
49% share of (loss)/profit before tax	(438)	1 613
Taxation	(32)	(665)

Reconciliation of summarised financial information
Net assets at the beginning of the year	17 408	21 181
(Loss)/earnings before tax for the year	(894)	3 291
Taxation	(65)	(1 357)
Foreign exchange differences	(1 227)	(440)
Dividends paid**	(1 714)	(5 267)
Net assets at the end of the year	13 508	17 408
Carrying value of equity accounted investment	6 619	8 530
*	Non-current assets mainly include property plant and equipment.
**	In 2026 ORYX GTL Limited declared a dividend of R1,7 billion (R5,3 billion in 2025).

***The year-end for ORYX GTL Limited is 31 December, the Group uses the financial information based on management accounts at 30 June.

The carrying value of the investment represents the Group’s interest in the net assets thereof.

Sasol Annual Financial Statements 2026 63

18	Equity accounted investments continued

Early in March 2026, a military conflict in the Middle East escalated which affected several Gulf countries including Qatar, resulting in the temporary shutdown of Oryx’s GTL facility and the suspension of all product shipments following the closure of the Strait of Hormuz, resulting in the inability to export products. The facility has remained offline and only recently has been able to sell some product which was stored in tanks, into the local market. The facility is back online and ramped up in 2027 but only operating at 50% capacity due to the uncertainties and constraints which still exist in the Middle East, with ramp up expected later in the first quarter. The local market will be used initially to sell product with shipments set to continue in 2027.

The carrying value of the investment represents the Group’s interest in the net assets thereof.

	Associate
	The Republic of
	Mozambique Pipeline
	Investment Company
	(Pty) Ltd (ROMPCO)**
	2026	2025
for the year ended 30 June	Rm	Rm
Summarised statement of financial position
Non-current assets*	2 055	2 658
Cash and cash equivalents	866	964
Other current assets	2 814	2 219
Total assets	5 735	5 841
Non-current liabilities	561	514
Current liabilities	140	220
Tax payable	84	166
Total liabilities	785	900
Net assets	4 950	4 941
Summarised income statement
Turnover	4 372	4 777
Depreciation and amortisation	(641)	(651)
Other operating expenses	(433)	(442)
Operating profit before interest and tax	3 298	3 684
Finance income	211	231
Finance cost	(13)	(17)
Profit before tax	3 496	3 898
Taxation	(1 137)	(1 051)
Profit and total comprehensive income for the period	2 359	2 847
The Group’s share of profits of equity accounted investment
20% share of profit before tax	699	780
Taxation	(227)	(210)
	472	570
Amortisation of fair value adjustment on acquisition of investment	(70)	(70)
Share of profits of equity accounted investment	402	500
Reconciliation of summarised financial information
Net assets at the beginning of the year	4 941	5 020
Earnings before tax for the year	3 496	3 898
Taxation	(1 137)	(1 051)
Dividends paid	(2 350)	(2 926)
Net assets at the end of the year	4 950	4 941
Carrying value of equity accounted investment	2 669	2 737
Historical net asset value	990	988
Group’s share of fair value adjustment on acquisition of investment	1 679	1 749

Sasol Annual Financial Statements 2026 64

18Equity accounted investments continued

*	Non-current assets mainly include property plant and equipment.
**	Based on management accounts.

The carrying value of the investment represents the Group’s interest in the net assets thereof.

	2026	2025	2024
for the year ended 30 June	Rm	Rm	Rm
Transactions with joint ventures
Total sales and services rendered from subsidiaries to joint ventures	813	335	3
Total purchases by subsidiaries from joint ventures	14	10	18
Transactions with associates
Total sales and services rendered from subsidiaries to associates	2 577	2 214	2 574
Total purchases by subsidiaries from associates	3 089	3 991	4 332

The amounts have been disaggregated and reported separately between joint ventures and associates.

Accounting policies:

The financial results of associates and joint ventures are included in the Group’s results according to the equity method from acquisition date until the disposal date. Associates and joint ventures whose financial year-ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates’ and joint ventures financial results for material transactions and events in the intervening period.

Sasol Annual Financial Statements 2026 65

19	Interest in joint operations

At 30 June, the Group’s interest in material joint operations were:

			% of equity owned
			2026	2025
Name	Country of incorporation	Nature of activities	%	%
Louisiana Integrated Polyethylene JV LLC (LIP JV)	United States of America	Manufactures ethylene and polyethylene chemicals. The joint operation with LyondellBasell operates as a tolling arrangement. Sasol retains control of our portion of the goods during the toll processing, for which a fee is paid, and only recognises revenue when the finished goods are transferred to a final customer. Equistar, a subsidiary of LyondellBasell, acts as an independent agent, for a fee, to exclusively market and sell all of Sasol’s Linear low-density polyethylene and Low-density polyethylene produced by the joint operation to customers.	50	50
National Petroleum Refiners of South Africa (Pty) Ltd (Natref)	South Africa	Inland refinery that uses crude oil to produce liquid fuels. Natref is a joint operation between Sasol and Prax South Africa (Pty) Ltd. Prax remains in business rescue. Sasol continues to operate Natref and utilise available Prax capacity in accordance with arrangements agreed with the business rescue practitioners, with operations and product supply remaining uninterrupted.	64	64

Sasol Annual Financial Statements 2026 66

19	Interest in joint operations continued

The information provided is Sasol’s share of joint operations (excluding unincorporated joint operations) and includes intercompany transactions and balances.

			Total	Total
	LIP JV	Natref	2026	2025
for the year ended 30 June	Rm	Rm	Rm	Rm
Statement of financial position
External non-current assets	23 561	1 035	24 596	25 696
External current assets	1 451	888	2 339	2 324
Intercompany current assets	—	3	3	212
Total assets	25 012	1 926	26 938	28 232
Shareholders’ equity	23 768	(3 202)	20 566	21 606
Long-term liabilities	27	4 413	4 440	3 632
Interest-bearing current liabilities	7	—	7	110
Non-interest-bearing current liabilities	801	478	1 279	1 690
Intercompany current liabilities	409	237	646	1 194
Total equity and liabilities	25 012	1 926	26 938	28 232

At 30 June 2026, the Group’s share of the total capital commitments of joint operations amounted to R1 076 million (2025: R2 003 million).

Accounting policies:

The Group recognises its share of any jointly held or incurred assets, liabilities, revenues and expenses along with the Group’s income from the sale of its share of the output and any liabilities and expenses that the Group has incurred in relation to the joint operation. These have been incorporated in the financial statements under the appropriate headings.

Sasol Annual Financial Statements 2026 67

20	Interest in significant operating subsidiaries

Sasol Limited is the ultimate parent of the Sasol Group of companies. Our wholly-owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in the Republic of South Africa, primarily holds our interests in companies incorporated outside of South Africa. The following table presents each of the Group’s significant subsidiaries (including direct and indirect holdings), the nature of activities, the percentage of shares of each subsidiary owned and the country of incorporation at 30 June 2026.

There are no significant restrictions on the ability of the Group’s subsidiaries to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

	Country of		% of equity owned
Name	incorporation	Nature of activities	2026	2025
Significant operating subsidiaries
Direct
Sasol Mining Holdings (Pty) Ltd	South Africa	Holding company of the Group’s mining interests	100	100
Sasol Technology (Pty) Ltd	South Africa	Engineering services, research and development and technology transfer	100	100
Sasol Financing Limited	South Africa	Management of cash resources, investments and procurement of loans (for South African operations)	100	100
Sasol Investment Company (Pty) Ltd	South Africa	Holding company for foreign investments	100	100
Sasol South Africa Limited[1]	South Africa	Integrated petrochemicals and energy company	100	100
Sasol Middle East and India (Pty) Ltd	South Africa	Develop and implement international GTL and CTL ventures	100	100
Sasol Africa (Pty) Ltd	South Africa	Exploration, development, production, marketing and distribution of natural oil and gas and associated products	100	100
Sasol Oil (Pty) Ltd	South Africa	Marketing of fuels and lubricants	75	75
1	Sasol Khanyisa shareholders indirectly have an 18,4% shareholding in Sasol South Africa Limited. Once the Khanyisa funding is settled, the Sasol Khanyisa ordinary shares will be exchanged for Sasol BEE Ordinary (SOLBE1) shares listed on the empowerment segment of the JSE.

	Country of		% of equity owned
Name	incorporation	Nature of activities	2026	2025
Significant operating subsidiaries
Indirect
Sasol Financing International Limited	South Africa	Management of cash resources, investment and procurement of loans (for our foreign operations)	100	100
Sasol Germany GmbH	Germany	Production, marketing and distribution of chemical products	100	100
Sasol Italy SpA	Italy	Production, trading and transportation of oil products, petrochemicals and chemical products and derivatives	100	100
Sasol Mining (Pty) Ltd	South Africa	Coal mining activities	90	90
Sasol Chemicals (USA) LLC	United States of America	Production, marketing and distribution of chemical products	100	100
Sasol Financing USA LLC	United States of America	Management of cash resources, investment and procurement of loans (for our North American operations)	100	100

Our other interests in subsidiaries are not considered significant.

Sasol Annual Financial Statements 2026 68

20	Interest in significant operating subsidiaries continued

Non-controlling interests

The Group subsidiaries with non-controlling interests, Sasol Oil (Pty) Ltd and Sasol Mining (Pty) Ltd, however none of them were material to the Statement of financial position.

Areas of judgement:

The disclosure of subsidiaries is based on materiality taking into account the contribution to turnover, assets of the Group, and the way the business is managed and reported on.

Control is obtained when Sasol is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through our power over the subsidiary.

The financial results of all entities that have a functional currency different from the presentation currency of their parent entity are translated into the presentation currency. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions which are translated at the exchange rate ruling at that date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation are recognised as other comprehensive income and are included in the foreign currency translation reserve until there is a disposal of the foreign operation. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal and included in remeasurement items.

Sasol Annual Financial Statements 2026 69

WORKING CAPITAL

21	Inventories

	2026	2025
for the year ended 30 June	Rm	Rm
Carrying value
Crude oil and other raw materials*	9 358	5 087
Process material	3 391	3 326
Maintenance materials	8 578	8 504
Work in progress*	5 614	2 827
Manufactured products	22 926	21 669
Consignment inventory	454	380
	50 321	41 793

*Includes inventory at Natref as part of Sasol utilising Prax’s share of the Natref processing facility.

A net realisable value write-down of R1 321 million was recognised in 2026 (2025: R171 million), primarily due to elevated crude oil procurement costs during the Middle East conflict and lower market prices at year-end.

Inventory of R12 095 million (2025: R2 981 million) is held at net realisable value. This relates mainly to manufactured products in Sasol Oil (Fuels segment).

Accounting policies:

Inventories are stated at the lower of cost and net realisable value. Cost includes expenditure incurred in acquiring, manufacturing and transporting the inventory to its present location. Manufacturing costs include an allocated portion of production overheads which are directly attributable to the cost of manufacturing such inventory. The allocation is determined based on the greater of normal production capacity and actual production. The costs attributable to any inefficiencies in the production process are charged to the income statement as incurred.

By-products are incidental to the manufacturing processes, are usually produced as a consequence of the main product stream, and are immaterial to the group. Revenue from sale of by-products is offset against the cost of the main products.

Cost is determined as follows:

Crude oil and other raw materials	First-in-first-out valuation method (FIFO)
Process, maintenance and other materials	Weighted average purchase price
Work-in-progress	Manufacturing costs incurred according to FIFO
Manufactured products including consignment inventory	Manufacturing costs according to FIFO

Sasol Annual Financial Statements 2026 70

22	Trade and other receivables

	2026	2025
for the year ended 30 June	Rm	Rm
Trade receivables	32 028	30 370
Other receivables (financial assets)[1]	6 019	5 333
Related party receivables	686	378
third parties	56	53
equity accounted investments	630	325
Impairment of trade and other receivables*	(770)	(901)
	37 963	35 180
Other receivables (non-financial assets)	1 862	89
Duties recoverable from customers	616	92
Prepaid expenses and other	2 046	1 995
Value added tax	3 375	2 730
	45 862	40 086
1

Other receivables include a receivable of R1,2 billion (2025: R1,4 billion) for the proceeds on disposal of Uzbekistan GTL LLC that reached specified capacity per sales agreement. This receivable is measured at fair value through profit or loss.

*Impairment of trade and other receivables

Trade receivables are considered for impairment under the expected credit loss model. Trade receivables are written off when there is no reasonable prospect that the customer will pay. Refer to note 35 for detail on the impairments recognised.

No individual customer represents more than 10% of the Group’s trade receivables.

Collateral

The Group holds no collateral over the trade receivables which can be sold or pledged to a third party.

Accounting policies:

Trade and other receivables are recognised initially at transaction price and subsequently stated at amortised cost using the effective interest rate method, less impairment losses. Other receivables that fail the business model and solely payments of principal and interest tests are classified at fair value through profit or loss. A simplified expected credit loss model is applied for recognition and measurement of impairments in trade receivables, where expected lifetime credit losses are recognised from initial recognition, with changes in loss allowances recognised in profit or loss. The group did not use a provisional matrix. Trade and other receivables are written off where there is no reasonable expectation of recovering amounts due. The trade receivables do not contain a significant financing component.

Sasol Annual Financial Statements 2026 71

23	Trade and other payables

	2026	2025
for the year ended 30 June	Rm	Rm
Trade payables	28 660	28 272
Capital project related payables[1]	38	284
Accrued expenses	3 487	3 914
Other payables (financial liabilities)	1 905	1 757
Related party payables	741	530
third parties	104	20
equity accounted investments	637	510

	34 831	34 757
Other payables (non-financial liabilities)[2]	9 728	8 586
Duties payable to revenue authorities	4 118	3 866
Value added tax	125	202
	48 802	47 411
1	Decrease mainly due to the development cost on the completion of the Production Sharing Agreement project in Mozambique.
2	Other payables (non-financial liabilities) include employee-related payables.

Accounting policies:

Trade and other payables are initially recognised at fair value and subsequently stated at amortised cost. Capital project related payables are excluded from working capital, as the nature and risks of these payables are not considered to be aligned to operational trade payables.

24	(Increase)/decrease in working capital

	2026	2025	2024
	Rm	Rm	Rm
Increase in inventories[1]	(11 436)	(457)	(54)
Increase in trade receivables	(4 711)	(1 114)	(3 094)
Increase/(decrease) in trade payables	1 423	2 847	(1 693)
(Increase)/decrease in working capital	(14 724)	1 276	(4 841)
1

The increase in inventory during the year was primarily attributable to higher inventory values resulting from higher prices in the last quarter, the impact of Prax’s working capital in Natref and higher fuel inventory volumes held at year end.

Movements exclude non-cash movements and translation effects.

Sasol Annual Financial Statements 2026 72

CASH MANAGEMENT

25	Cash and cash equivalents

	2026	2025
for the year ended 30 June	Rm	Rm
Cash and cash equivalents	40 221	38 423
Restricted cash and cash equivalents	3 083	2 627
	43 304	41 050
Bank overdraft	(118)	(1)
Per the statement of cash flows	43 186	41 049
Cash by currency
Rand	27 801	28 480
Euro	2 830	2 258
US dollar	11 374	9 023
Other currencies	1 181	1 288
	43 186	41 049

Included in restricted cash and cash equivalents are cash in respect of various special purpose entities and joint operations in the Group for use within those entities.

Accounting policies:

Cash includes cash on hand and demand deposits that can be withdrawn at any time without prior notice or penalty.

Cash equivalents include short-term highly liquid investments with a maturity period of three months or less at date of purchase and money market funds that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Cash restricted for use comprises cash and cash equivalents which are not available for general use by the Group, including amounts held in escrow, trust or other separate bank accounts.

Cash, cash equivalents and cash restricted for use are stated at carrying amount which is deemed to be fair value.

Bank overdrafts that are repayable on demand and that are integral to the Group’s cash management are offset against cash and cash equivalents in the statement of cash flows.

The Statement of cash flows is presented on the direct method. Notes are supplied as supplemental information to the Statement of cash flows. Finance income received, finance costs paid and dividends received and paid are presented under operating activities in the Statement of cash flows.

26	Cash generated by operating activities

		2026	2025	2024
for the year ended 30 June	Note	Rm	Rm	Rm
Cash flow from operations	27	56 694	46 527	57 162
(Increase)/decrease in working capital	24	(14 724)	1 276	(4 841)
		41 970	47 803	52 321

Sasol Annual Financial Statements 2026 73

27	Cash flow from operations

		2026	2025	2024
for the year ended 30 June	Note	Rm	Rm	Rm
Earnings/(loss) before interest and tax (EBIT/(LBIT))		25 690	18 819	(27 305)
Adjusted for
share of profits of equity accounted investments		(79)	(1 623)	(1 758)
equity-settled share-based payment	32	918	914	986
depreciation and amortisation		13 602	14 002	15 644
effect of remeasurement items	8	17 320	19 645	75 414
movement in long-term provisions
income statement charge	29	(26)	(2 807)	(651)
utilisation	29	(1 267)	(769)	(459)
movement in short-term provisions		(240)	87	280
movement in post-retirement benefits		389	272	373
translation effects		3 278	799	673
write-down of inventories to net realisable value		1 321	171	370
movement in financial assets and liabilities		(2 466)	(3 063)	(4 588)
movement in other receivables and payables		(1 143)	334	(1 119)
other non-cash movements[1]		(603)	(254)	(698)
		56 694	46 527	57 162
1	Other non-cash movements include movements in deferred income, expected credit losses and long-term prepaid expenses.

28	Dividends paid

	2026	2025	2024
for the year ended 30 June	Rm	Rm	Rm
Final dividend – prior year	—	28	6 341
Interim dividend – current year	—	—	1 292
	—	28	7 633

The Board did not declare a dividend for the current year.

Sasol Annual Financial Statements 2026 74

Provisions and reserves

Provisions	76

Long-term provisions	76

Short-term provisions	79

Post-retirement benefit obligations	80

Reserves	90

Share-based payment reserve	90

Sasol Annual Financial Statements 2026 75

PROVISIONS

29	Long-term provisions

	Environmental	Other	Total
	2026	2026	2026
for the year ended 30 June	Rm	Rm	Rm
Balance at beginning of year	14 112	525	14 637
Capitalised to property, plant and equipment	1 089	—	1 089
Reduction in rehabilitation provision capitalised	(108)	—	(108)
Per the income statement	200	(226)	(26)
additional provisions and changes to existing provisions	(1 814)	9	(1 805)
reversal of unutilised amounts	(40)	(233)	(273)
effect of change in discount rate	2 054	(2)	2 052
Notional interest	912	3	915
Utilised during year (cash flow)	(1 233)	(34)	(1 267)
Translation of foreign operations	(87)	(28)	(115)
Foreign exchange differences recognised in income statement	(381)	(2)	(383)
Balance at end of year	14 504	238	14 742

Environmental provisions

The environmental obligation includes estimated costs for the rehabilitation of coal mining, oil, gas and petrochemical sites, mainly in South Africa and Mozambique.

The present value of the environmental provisions is determined by discounting the estimated future cash outflows using interest rates of high-quality government bonds that are denominated in the currency in which the amounts will be paid, and that have terms approximating the terms of the related obligation.

Sasol Annual Financial Statements 2026 76

29	Long-term provisions continued

The following discount rates were applied:

	2026	2025
for the year ended 30 June	%	%
South Africa	7,5 – 8,5	7,2 – 10,5
Europe	2,5 – 3,2	2,0 – 2,9
United States of America (for US$ denominated provisions)	3,7 – 4,6	3,5 – 4,4

	2026	2025
for the year ended 30 June	Rm	Rm
A 1% point change in the discount rate would have the following effect on the long-term provisions recognised
Increase in the discount rate	(2 055)	(1 991)
amount capitalised to property, plant and equipment	(1 008)	(666)
income recognised in income statement	(1 047)	(1 325)
Decrease in the discount rate	2 606	2 432
amount capitalised to property, plant and equipment	1 325	808
expense recognised in income statement	1 281	1 624

The time at which the operations cease to produce economically viable returns and the pace of transition to a low carbon economy will impact the anticipated time period over which decommissioning liabilities are expected to be incurred in future.

		2026	2025
for the year ended 30 June	Note	Rm	Rm
Expected timing of future cash flows
Within one year		781	1 688
One to five years		1 859	1 427
Five to ten years¹		3 999	2 967
More than ten years		8 103	8 555
		14 742	14 637
Short-term portion	30	(781)	(1 688)
Long-term provisions		13 961	12 949
Estimated undiscounted obligation*		64 172	85 097
1	Relates largely to the rehabilitation of coal mining, oil and gas sites in South Africa and Mozambique.
*	The decrease is mainly attributable to changes in the long-term macroeconomic assumptions, specifically the downward revision of the long-term South African PPI assumption from 5,5% to 4,0%.

In line with the requirements of the legislation of South Africa, the utilisation of certain investments is restricted for mining rehabilitation purposes. These investments amounted to R950 million (2025: R885 million) and are included in Other long-term investments in the statement of financial position. In addition, indemnities of R2 907 million (2025: R2 907 million) are in place.

Sasol Annual Financial Statements 2026 77

29	Long-term provisions continued

Accounting policies:

Estimated long-term environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the Group’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement. The increase in discounted long-term provisions as a result of the passage of time is recognised as a finance expense in the income statement.

The estimated present value of future decommissioning costs, taking into account current environmental and regulatory requirements, is capitalised as part of property, plant and equipment, to the extent that they relate to the construction of the asset, and the related provisions are raised. These estimates are reviewed at least annually.

Deferred tax is recognised on the temporary differences in relation to both the asset to which the obligation relates to and rehabilitation provision.

Areas of judgement:

The determination of long-term provisions, in particular environmental provisions, remains a key area where management’s judgement is required. Estimating the amount and timing of the future cost of these obligations is complex and requires management to make estimates and judgements because most of the obligations will only be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions could also be influenced by changing technologies and political, environmental, safety, business and statutory considerations as well as the period in which it will be settled. The pace of transition to a low carbon economy will impact the anticipated time period over which decommissioning liabilities are expected to be incurred.

Provisions are based on estimates of unscheduled closure cost at reporting date, applicable inflation and discount rates, and the expected date of mine closure, in order to determine the present value of the long-term environmental provisions.

Closure cost estimates are determined through the application of appropriate rehabilitation methods, using updated volumes and quantities at reporting date together with the latest unit rates for all activities included in the rehabilitation plan for each site. Unit rates, including plugging and abandonment of gas wells, are sourced both internally and from external consultants. Internal reviews incorporate these rates, adjusted for inflation and any necessary technical updates in line with changes in operational conditions or the passage of time.

Sasol Annual Financial Statements 2026 78

29	Long-term provisions continued

The obligation to ensure that water management and treatment, remediation of soil and ground water contamination meet statutory requirements are incorporated in both the internal and external closure cost reviews. Costs relating to water treatments from expected date of decanting, where estimable, are discounted to the present value, and included in the environmental rehabilitation provisions.

To manage the risk of understatement of the environmental rehabilitation provisions, the undiscounted rehabilitation cost estimate is adjusted for;

●	Preliminaries and Generals (P&Gs): Indirect, project-support costs required to manage and execute rehabilitation activities, and
●	Contingencies: Allowances for uncertain, unforeseen, or variable cost elements that cannot be estimated with precision at reporting date.

30	Short-term provisions

		2026	2025
for the year ended 30 June	Note	Rm	Rm
Emission rights		764	726
Other provisions		521	626
Short-term portion of
long-term provisions	29	781	1 688
post-retirement benefit obligations	31	738	717
		2 804	3 757

Accounting policies:

In emission schemes where a cap is set for emissions, the associated emission rights granted are recognised at fair value and classified under intangible assets. An emission liability is recognised under short-term provisions when actual emissions occur that give rise to an obligation. To the extent the liability is covered by emission rights held, the liability is measured with reference to the value of these emission rights held and for the remaining uncovered portion at current market value. The associated expense is presented under Materials, energy and consumables used. Both the emission rights intangible asset and the emission liability are derecognised upon settling the liability with the respective regulator.

Sasol Annual Financial Statements 2026 79

31	Post-retirement benefit obligations

		Non-current		Current		Total
		2026	2025	2026	2025	2026	2025
for the year ended 30 June	Note	Rm	Rm	Rm	Rm	Rm	Rm
Post-retirement healthcare obligations	31.1
South Africa		4 504	3 943	347	325	4 851	4 268
United States of America		63	234	13	6	76	240
		4 567	4 177	360	331	4 927	4 508
Pension obligations	31.2
Foreign – post-retirement benefit obligation		7 055	7 944	378	386	7 433	8 330
Total post-retirement benefit obligations		11 622	12 121	738	717	12 360	12 838

Pension assets	31.2
South Africa – post-retirement benefit asset		(124)	(113)	—	—	(124)	(113)
Foreign – post-retirement benefit asset		(1 189)	(970)	—	—	(1 189)	(970)
Total post-retirement benefit assets		(1 313)	(1 083)	—	—	(1 313)	(1 083)
Net pension obligations		5 742	6 861	378	386	6 120	7 247

		Loss/(gain) recognised in the income			Loss/(gain) recognised in other
		statement			comprehensive income
		2026	2025	2024	2026	2025	2024
for the year ended 30 June	Note	Rm	Rm	Rm	Rm	Rm	Rm
Post-retirement benefit obligations
Post-retirement healthcare obligations	31.1	379	523	495	378	137	137
Pension benefits – projected benefit obligation	31.2	10 608	10 836	10 162	1 329	1 819	2 081
Pension benefits – plan asset of funded obligation	31.2	(8 524)	(9 640)	(8 998)	(823)	(1 559)	(3 575)
Interest on asset limitation		239	644	665	—	—	—
Net movement on asset limitation and reimbursive right*		—	—	—	(1 131)	(648)	1 302
		2 702	2 363	2 324	(247)	(251)	(55)

*Refer to note 31.2 for the asset not recognised due to asset limitation.

Sasol Annual Financial Statements 2026 80

31	Post-retirement benefit obligations continued

The Group provides post-retirement medical and pension benefits to certain of its retirees, principally in South Africa, Europe and the United States of America. Generally, medical cover provides for a specified percentage of most medical expenses, subject to pre-set rules and maximum amounts. Pension benefits are payable in the form of retirement, disability and surviving dependent pensions. The medical benefits are unfunded. The pension benefits in South Africa are funded. In the United States of America certain of our Pension Funds are funded.

	Healthcare benefits	Pension benefits
Last actuarial valuation – South Africa	30 June 2026	31 March 2026
Last actuarial valuation – United States of America	30 June 2026	30 June 2026
Last actuarial valuation – Europe	n/a*	30 April 2026
Full/interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

*Not applicable as there is no post-retirement healthcare obligation in Europe.

The plans have been assessed by the actuaries and have been found to be in sound financial positions.

Principal actuarial assumptions

Weighted average assumptions used in performing actuarial valuations determined in consultation with independent actuaries.

			United States of
	South Africa		America				Europe
	2026	2025	2026		2025		2026	2025
at valuation date	%	%	%		%		%	%
Healthcare cost inflation	6,0	7,5	n/a	*	n/a	*	n/a	n/a
Discount rate – post-retirement medical benefits	9,4	12,0	5,6		5,3		n/a	n/a
Discount rate – pension benefits	8,8	10,8	5,4		5,3		4,3	3,9
Pension increase assumption	4,2	6,0	n/a	**	n/a	**	2,2	2,2
Average salary increases	4,0	5,5	4,2		4,2		3,2	3,2
Weighted average duration of the obligation – post-retirement medical obligation	12,5 years	12,5 years	11 years		9 years		n/a	n/a
Weighted average duration of the obligation – pension obligation	10 years	10,25 years	8 years		8 years		13 years	14 years

*

The healthcare cost inflation rate in respect of the plans for the United States of America is capped. All additional future increases due to the healthcare cost inflation will be borne by the participants.

**	There are no automatic pension increases for the United States of America pension plan.

Assumptions regarding future mortality are based on published statistics and mortality tables.

Sasol Annual Financial Statements 2026 81

31	Post-retirement benefit obligations continued
31.1	Post-retirement healthcare obligations

In South Africa, certain healthcare and life assurance benefits are provided to South African employees hired prior to 1 January 1998, who retire and satisfy the necessary requirements of the medical fund.

Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position

	South Africa		United States of America		Total
	2026	2025	2026	2025	2026	2025
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Total post-retirement healthcare obligation at beginning of year	4 268	3 915	240	246	4 508	4 161
Movements recognised in the income statement:	518	499	(139)	24	379	523
current service cost	23	22	6	12	29	34
past service cost*	—	—	(153)	—	(153)	—
interest cost	495	477	8	12	503	489
Actuarial losses/(gains) recognised in other comprehensive income:	379	146	(1)	(9)	378	137
arising from changes in financial assumptions	448	222	(3)	—	445	222
arising from changes in actuarial experience	(69)	(76)	2	(9)	(67)	(85)
Benefits paid	(314)	(292)	(10)	(15)	(324)	(307)
Translation of foreign operations	—	—	(14)	(6)	(14)	(6)
Total post-retirement healthcare obligation at end of year	4 851	4 268	76	240	4 927	4 508
*	During the year, the Group amended the US post-retirement medical plan. The amendment resulted in a past service credit (negative past service cost) which was recognised in the income statement.

The sensitivity analysis is performed in order to assess how the post-retirement healthcare obligation would be affected by changes in the key actuarial assumptions underpinning the calculation.

	South Africa		United States of America
	2026	2025	2026		2025
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions:
Increase in the healthcare cost inflation	518	434	—	*	—	*
Decrease in the healthcare cost inflation	(450)	(377)	—	*	—	*
Increase in the discount rate	(433)	(360)	(7)		(21)
Decrease in the discount rate	505	419	9		25
*

A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer’s cost is capped and all future increases due to the healthcare cost inflation are borne by the participants. There are no automatic pension increases for the United States of America pension plan.

A change in the pension increase assumption will not have an effect on the above obligation. In South Africa the post-retirement benefit contributions are linked to medical aid inflation and based on a percentage of income or pension. Where pension increases differ from medical aid inflation, the difference will need to be allowed for in a change in the percentage of income or pension charged.

The sensitivities may not be representative of the actual change in the post-retirement healthcare obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

Sasol Annual Financial Statements 2026 82

31	Post-retirement benefit obligations continued
31.1	Post-retirement healthcare obligations continued

Healthcare cost inflation risk

Healthcare cost inflation is consumer price index inflation plus two percentage points over the long term. An increase in healthcare cost inflation will increase the obligation of the plan.

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate will increase the obligation of the plan.

Pension increase risk

The South African healthcare plan is linked to pension benefits paid, which are to some extent linked to inflation. Accordingly, increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

31.2	Pension benefits

South African operations

Background

In 1994, all members were given the choice to voluntarily transfer to the newly established defined contribution section of the pension fund and approximately 99% of contributing members chose to transfer to the defined contribution section.

Defined benefit option for defined contribution members

In terms of the rules of the fund, on retirement, employees employed before 1 January 2009 have an option to purchase a defined benefit pension with their member share. Should a member elect this option, the Group is exposed to actuarial risk. In terms of IAS 19, the classification requirements stipulate that where an employer is exposed to any actuarial risk, the fund must be classified as a defined benefit plan.

Fund assets

The assets of the fund are held separately from those of the Company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the fund assets at 31 March 2026 are 1 161 107 (2025: 2 080 908) Sasol ordinary shares valued at R188 million (2025: R160 million) at year-end purchased under terms of an approved investment strategy, and property valued at R1 583 million (2025: R1 589 million) that is currently occupied by Sasol.

Membership

A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi-employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the Company to determine its share, if any, of any unfunded vested benefits.

Sasol Annual Financial Statements 2026 83

31	Post-retirement benefit obligations continued
31.2	Pension benefits continued

Pension fund assets

The assets of the pension funds are invested as follows:

	South Africa		United States of America
	2026	2025	2026	2025
at 30 June	%	%	%	%
Equities	53	55	33	33
resources	8	6	3	3
industrials	4	4	4	4
consumer discretionary	9	11	3	4
consumer staples	5	6	2	3
healthcare	3	4	3	3
information technologies	7	7	10	8
telecommunications	3	3	3	3
utilities	1	1	—	—
financials (ex real estate)	13	13	5	5
Fixed interest	21	17	41	42
Direct property	11	11	5	7
Listed property	3	3	—	—
Cash and cash equivalents	3	4	—	—
Third party managed assets	6	9	—	—
Other	3	1	21	18
Total	100	100	100	100

The pension fund assets are measured at fair value at valuation date. The fair value of equity has been calculated by reference to quoted prices in an active market. The fair value of property and other assets has been determined by performing market valuations and using other valuation techniques at the end of each reporting period.

Sasol Annual Financial Statements 2026 84

31	Post-retirement benefit obligations continued
31.2	Pension benefits continued

Investment strategy

The trustees target the plans’ asset allocation within the following ranges within each asset class:

	South Africa¹		United States of America
	Minimum	Maximum	Minimum	Maximum
Asset classes	%	%	%	%
Equities
local	20	35	—	100
foreign	25	40	—	100
Fixed interest	10	25	—	100
Property	10	20	—	100
Other	—	15	—	100
1	Members of the defined contribution scheme have a choice of five investment portfolios. The portion of fund assets invested in each portfolio is 0,9%, 84,3%, 2,2%, 0,5% and 12,1% for the low risk portfolio, moderate balanced portfolio, aggressive balanced portfolio, money market portfolio and cash flow matched portfolio, respectively. Defined benefit members’ funds are invested in the moderate balanced portfolio. The money market portfolio is restricted to active members from age 55. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted.

The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

Reconciliation of the projected net pension liability/(asset) recognised in the statement of financial position

	South Africa		Foreign		Total
	2026	2025	2026	2025	2026	2025
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation (funded)	86 868	79 943	3 288	3 657	90 156	83 600
defined benefit portion	41 265	38 300	3 288	3 657	44 553	41 957
defined benefit option for defined contribution members	45 603	41 643	—	—	45 603	41 643
Plan assets	(92 924)	(87 141)	(4 477)	(4 627)	(97 401)	(91 768)
defined benefit portion	(138 527)	(45 498)	(4 477)	(4 627)	(143 004)	(50 125)
defined benefit option for defined contribution members	45 603	(41 643)	—	—	45 603	(41 643)
Projected benefit obligation (unfunded)	—	—	7 433	8 330	7 433	8 330
Asset not recognised due to asset limitation	5 932	7 085	—	—	5 932	7 085
Net liability/(asset) recognised	(124)	(113)	6 244	7 360	6 120	7 247

Sasol Annual Financial Statements 2026 85

31	Post-retirement benefit obligations continued
31.2	Pension benefits continued

The obligation which arises for the defined contribution members with the option to purchase into the defined benefit fund is limited to the assets that they have accumulated until retirement date. However, after retirement date, there is actuarial risk associated with the members as full defined benefit members.

Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the Group has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The remaining estimated surplus due to the Company amounts to approximately R124 million (2025: R113 million) and has been included in the pension asset recognised in the current year.

Investment risk

The actuarial valuation assumes certain asset returns on invested assets. If actual returns on plan assets are below the assumption, this may lead to a strain on the fund, which, over time, may lead to a plan deficit. In order to mitigate the concentration risk, the fund assets are invested across equity securities, property securities and debt securities. Given the long-term nature of the obligations, it is considered appropriate that investment is made in equities and real estate to improve the return generated by the fund. These may result in improved pension benefits to members.

Pension increase risk

Benefits in these plans are to some extent linked to inflation so increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits. This risk is mitigated as pension benefits are subject to affordability.

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate used will increase the obligation of the plan.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

Sasol Annual Financial Statements 2026 86

31	Post-retirement benefit obligations continued
31.2	Pension benefits continued

Reconciliation of projected benefit obligation

	South Africa		Foreign		Total
	2026	2025	2026	2025	2026	2025
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation at beginning of year	79 943	72 186	11 987	11 697	91 930	83 883
Movements recognised in income statement:	9 713	9 961	895	875	10 608	10 836
current service cost	1 411	1 196	430	410	1 841	1 606
interest cost	8 302	8 765	465	465	8 767	9 230
Actuarial losses/(gains) recognised in other comprehensive income:	1 620	2 082	(291)	(263)	1 329	1 819
arising from changes in financial assumptions	1 046	4 652	(210)	(204)	836	4 448
arising from change in actuarial experience	574	(2 570)	(81)	(59)	493	(2 629)
Member contributions	640	658	—	—	640	658
Benefits paid	(5 048)	(4 944)	(716)	(722)	(5 764)	(5 666)
Translation of foreign operations	—	—	(1 154)	400	(1 154)	400
Projected benefit obligation at end of year	86 868	79 943	10 721	11 987	97 589	91 930

unfunded obligation¹	—	—	7 433	8 330	7 433	8 330
funded obligation	86 868	79 943	3 288	3 657	90 156	83 600
1	Certain of the foreign defined benefit plans have reimbursement rights under contractually agreed legal binding terms that match the amount and timing of some of the benefits payable under the plan. This reimbursive right has been recognised in long-term receivables at fair value of R83 million (2025: R112 million). A loss of R22 million (2025: R23 million) has been recognised in other comprehensive income in respect of the reimbursive right.

Sasol Annual Financial Statements 2026 87

31	Post-retirement benefit obligations continued
31.2	Pension benefits continued

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total
	2026	2025	2026	2025	2026	2025
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Fair value of plan assets at beginning of year	87 141	79 389	4 627	4 596	91 768	83 985
Movements recognised in income statement:	8 305	9 420	219	220	8 524	9 640
interest income	8 305	9 420	219	220	8 524	9 640
Actuarial (losses)/gains recognised in other comprehensive income:	514	1 283	309	276	823	1 559
arising from return on plan assets (excluding interest income)	514	1 283	309	276	823	1 559
Plan participant contributions¹	640	658	—	—	640	658
Employer contributions¹	1 372	1 335	57	66	1 429	1 401
Benefit payments	(5 048)	(4 944)	(373)	(419)	(5 421)	(5 363)
Translation of foreign operations	—	—	(362)	(112)	(362)	(112)
Fair value of plan assets at end of year	92 924	87 141	4 477	4 627	97 401	91 768
Actual return on plan assets	8 819	10 703	528	496	9 347	11 199
1	Contributions, for the defined contribution section, are paid by the members and Sasol at fixed rates.

Contributions

Funding is based on actuarially determined contributions. The following table sets forth the projected pension contributions of funded obligations for the 2027 financial year.

	South Africa	Foreign
	Rm	Rm
Pension contributions	1 399	57

Sensitivity analysis

A sensitivity analysis is performed in order to assess how the post-retirement pension obligation would be affected by changes in the key actuarial assumptions underpinning the calculation.

	South Africa		Foreign
	2026	2025	2026		2025
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions
Increase in average salaries increase assumption	5	6	200		247
Decrease in average salaries increase assumption	(4)	(5)	(175)		(215)
Increase in the discount rate	(1 508)	(1 443)	(1 141)		(1 212)
Decrease in the discount rate	1 805	1 722	1 402		1 473
Increase in the pension increase assumption	1 855	1 770	758	*	821	*
Decrease in the pension increase assumption	(1 581)	(1 513)	(639)	*	(689)	*
*

This sensitivity analysis relates only to the Europe obligations as there are no automatic pension increases for the United States of America pension plan, and thus it is not one of the inputs utilised in calculating the obligation.

The sensitivities may not be representative of the actual change in the post-retirement pension obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

Sasol Annual Financial Statements 2026 88

31	Post-retirement benefit obligations continued
31.2	Pension benefits continued

Accounting policies:

The Group contributes to defined contribution pension plans and defined benefit pension plans for its employees in certain of the countries in which it operates. These plans are generally funded through payments to trustee-administered funds as determined by annual actuarial calculations.

Defined contribution pension plans are plans under which the Group pays fixed contributions into a separate legal entity and has no legal or constructive obligation to pay further amounts. Contributions to defined contribution pension plans are charged to the income statement as an employee expense in the period in which the related services are rendered by the employee.

The Group’s net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to members in return for services rendered to date.

This future benefit is discounted to determine its present value, using discount rates based on government bonds for South African obligations, and corporate bonds in Europe and the US, that have maturity dates approximating the terms of the Group’s obligations and which are denominated in the currency in which the benefits are expected to be paid. Independent actuaries perform this calculation annually using the projected unit credit method.

Defined contribution members employed before 2009 have an option to purchase a defined benefit pension with their member share. This option gives rise to actuarial risk, and as such, these members are accounted for as part of the defined benefit fund and are disclosed as such.

Past service costs are charged to the income statement at the earlier of the following dates:

●	when the plan amendment or curtailment occurs; or
●	when the Group recognises related restructuring costs or termination benefits.

Actuarial gains and losses arising from experience adjustments and changes to actuarial assumptions, the return on plan assets (excluding amounts included in net interest on the defined benefit liability/(asset)) and any changes in the effect of the asset ceiling (excluding amounts included in net interest on the defined benefit liability/(asset)) are remeasurements that are recognised in other comprehensive income in the period in which they arise.

Where the plan assets exceed the gross obligation, the asset recognised is limited to the lower of the surplus in the defined benefit plan and the asset ceiling, determined using a discount rate based on government bonds.

Surpluses and deficits in the various plans are not offset.

The entitlement to healthcare benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued on a systematic basis over the expected remaining period of employment, using the accounting methodology described in respect of defined benefit pension plans above. Independent actuaries perform the calculation of this obligation annually.

Sasol Annual Financial Statements 2026 89

RESERVES

32	Share-based payment reserve

		2026	2025	2024
for the year ended 30 June	Note	Rm	Rm	Rm

During the year, the following share-based payment expense was recognised in the income statement relating to the equity-settled share-based payment schemes:
Long-term incentives	32.1	869	844	891
Sasol Khanyisa Employee Share Ownership Plan (ESOP): Tier 2 – Qualifying employees	32.2	49	70	95
Equity-settled – recognised directly in equity		918	914	986

32.1	Sasol 2022 Long-term incentive plan

The objective of the Sasol Long-term Incentive (LTI) plans is to provide qualifying senior employees the opportunity of receiving an incentive linked to the value of Sasol Limited ordinary shares and to align the interest of participants with the interest of shareholders. The LTI plans allow certain senior employees to earn variable pay in the form of a long-term incentive amount subject to the achievement of vesting conditions. Vesting conditions include a service period and targets relating to return on invested capital, the Southern African breakeven oil price, the International Chemicals EBITDA margin, net debt reduction and a holistic focus on ESG matters and relative total shareholder return measured against a defined peer group. Allocation of the LTI award is linked to the role category of the individual and performance of the Group and subject to line manager discretion. Participants earn dividend equivalent LTI awards over the vesting period on the awarded LTI units after adjusting for corporate performance targets (CPTs).

LTIs which have not yet vested will lapse on resignation. On death, unvested LTIs vest immediately. There is no service penalty or early vesting under the latest (2022) LTI plan rules in respect of good leavers who have been employed for more than 270 days from award date. The standard vesting period is three years, with the exception of top management, who have a split three and five year vesting period of 50% of the awards respectively. Restricted LTIs offered to members of the GEC, have a 5-year vesting period. Top management are subjected to minimum shareholding and post-employment shareholding requirements.

Sasol Annual Financial Statements 2026 90

32	Share-based payment reserve continued
32.1	Sasol 2022 Long-term incentive plan continued

The maximum number of shares issued under the 2022 plan may not exceed 32 million representing 5% of Sasol Limited’s issued share capital at the time of approval.

On 20 August 2025, the Remuneration Committee approved the once-off settlement to a maximum of R350 million of the Long-term incentive (LTI) shares vesting on 6 September 2025 through a combination of equity and cash. The fair value of the cash-settled liability of R274,9 million was reclassified from equity to liabilities on modification date for the sell portion of the LTIs that vested on 6 September 2025. The difference between the amount accrued in the share-based payment reserve (based on the share price at grant date (~R336,83) while it was still an equity settled share-based payment) and the amount of the cash settled liability paid (based on share price at vesting date (~R124,75), resulted in a gain of R467,7 million being realised upon the extinguishment of the liability on 8 September 2025.

	2026	2025	2024
for the year ended 30 June	Rm	Rm	Rm
Cash settled share-based payment liability
During the year, the following share-based payment expense was reclassified from an equity-settled to a cash-settled share-based payment scheme:
Liability raised¹	275	—	—
Liability paid	(275)	—	—
Closing Balance of cash-settled share-based payment liability	—	—	—
1	The final number of shares to be settled in cash could only be determined once employees had elected whether to sell their shares upon vesting. Accordingly, at the modification date of 20 August 2025, the cash-settled portion was estimated based on the expected elections, subject to the R350 million cap approved by the Remuneration Committee. The movement in the estimated cash-settled liability between 20 August 2025 and the vesting date of 6 September 2025, when the actual employee elections became available, was not material. The liability was ultimately recognised and settled based on the actual amount paid.

		Weighted average
	Number of	fair value
Movements in the number of cash settled incentives	incentives	Rand
Balance at 30 June 2025	—	—
LTIs reclassified to a cash-settled share-based payment**	2 262 893	124,75
LTIs exercised	(2 199 029)	124,75
Effect of CPTs and LTIs forfeited	(63 864)	125,12
Balance at 30 June 2026*	—	—
*	No incentives outstanding as at 30 June 2026. The exercise price of the once-off cash settled options is R124,75.

**Weighted average fair value at modification date on 20 August 2025.

Sasol Annual Financial Statements 2026 91

32	Share-based payment reserve continued
32.1	Sasol 2022 Long-term incentive plan continued

		Weighted average
	Number of	fair value
Movements in the number of equity incentives outstanding	incentives	Rand
Balance at 30 June 2024*	10 993 197	258,52
LTIs granted	8 423 943	152,52
LTIs exercised	(3 674 018)	240,57
Effect of CPTs and LTIs forfeited	(1 116 914)	211,42
Balance at 30 June 2025*	14 626 208	205,57
LTIs granted	8 020 861	141,50
LTIs exercised	(1 059 766)	231,39
LTIs reclassified to a cash-settled share-based payment**	(2 262 893)	336,83
Effect of CPTs and LTIs forfeited	(577 545)	277,30
Balance at 30 June 2026*	18 746 865	165,83
*	The incentives outstanding as at 30 June 2026 have a weighted average remaining vesting period of 1,5 years (30 June 2025: 1,7 years). The exercise price of these options is Rnil.
**	Weighted average fair value at grant date on 6 September 2022.

	2026	2025
for year ended 30 June	Rand	Rand
Average weighted market price of Equity Settled LTIs vested	125,03	126,36

Average fair value of incentives granted		2026	2025
Model		Monte-Carlo	Monte-Carlo
Risk-free interest rate – Rand	(%)	6,39 - 6,67	7,04 - 7,76
Risk-free interest rate – US$	(%)	3,43 - 3,64	3,6 - 4,25
Expected volatility	(%)	58,92	45,55
Expected dividend yield	(%)	1,15	4,88
Expected forfeiture rate	(%)	5	5
Expected vesting percentage	(%)	84,12	90,32
Vesting period – top management		3/5 years	3/5 years
Vesting period – all other participants		3 years	3 years

Accounting policies:

The equity-settled schemes allow certain employees the right to receive ordinary shares in Sasol Limited after a prescribed period. Such equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity-settled share-based payments is charged as employee costs, with a corresponding increase in the share-based payment reserve, on a straight-line basis over the period that the employees become unconditionally entitled to the shares, based on management’s estimate of the shares that will vest and adjusted for the effect of non-market-based vesting conditions. These equity-settled share-based payments are not subsequently revalued.

Areas of judgement:

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

The risk-free rate for periods within the contractual term of the rights is based on the Rand and US$ swap curve in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

Sasol Annual Financial Statements 2026 92

32	Share-based payment reserve continued
32.1	Sasol 2022 Long-term incentive plan continued

The expected dividend yield of the rights granted is determined using expected dividend payments of the Sasol ordinary shares.

The overall expected vesting percentage takes into consideration service, market and non-market conditions.

32.2	The Sasol Khanyisa share transaction

Sasol Khanyisa was implemented on 1 June 2018. Sasol Khanyisa has been designed to comply with the revised B-BBEE legislation in South Africa and seeks to ensure ongoing and sustainable B-BBEE ownership credentials for Sasol Limited.

Sasol Khanyisa contains a number of elements structured at both a Sasol Limited and at a subsidiary level, Sasol South Africa Limited (SSA) which is a wholly-owned subsidiary of Sasol Limited and houses the majority of the Group’s South African operations. Sasol Khanyisa Tier 1 was concluded in 2021.

At the end of 10 years, or earlier if the underlying funding has been settled, the participants in Khanyisa Tier 2, will exchange their SSA shareholding on a fair value-for-value basis for Sasol BEE ordinary shares to the extent that value was created during the transaction term.

Sasol BEE ordinary shares can only be traded between Black Persons on the Empowerment Segment of the JSE. This transaction will therefore ensure evergreen B-BBEE ownership credentials for Sasol Limited.

Remaining component of the transaction: Tier 2 — SSA qualifying employees

Qualifying Black employees participate via the Khanyisa Employee Share Ownership plan (Khanyisa ESOP) through a beneficial interest, funded wholly by Sasol (vendor funding), in approximately 9,2% in SSA. As dividends are declared by SSA, 97,5% of these will be utilised to repay the vendor funding, as well as the related financing cost, calculated at 75% of prime rate. 2,5% of dividends are distributed to participants as a trickle dividend and accounted for as a non-controlling interest. At the end of the 10 year transaction term, or earlier, if the vendor funding is repaid, the net value in SSA shares will be exchanged for SOLBE1 shares on a fair value-for-value basis which will be distributed to participants. Any vendor funding not yet settled by the end of the transaction term will be settled using the SSA shares, and will reduce any distribution made to participants. Since any ultimate value created for participants will be granted in the form of SOLBE1 shares, the accounting for this transaction is similar to an option over Sasol shares granted for no consideration.

The Tier 2 options have a staggered vesting period with portions vesting from 3 years, and then each year until the end of the transaction term, being 10 years. The last available options were awarded in June 2023. The outstanding options at 30 June 2026 have a weighted average remaining vesting period of 1,3 years (2025: 1,6 years). The weighted average fair value of the outstanding options is R61,69 (2025: R61,69) and was derived from the Monte-Carlo option pricing model. The estimated strike price value for Tier 2 is R181,57 (2025: R168,00) and represents the remaining vendor funding per share at 30 June 2026.

Accounting policies:

To the extent that an entity grants shares or share options in a BEE transaction and the fair value of the cash and other assets received is less than the fair value of the shares or share options granted, such difference is charged to the income statement in the period in which the transaction becomes effective. Where the BEE transaction includes service conditions, the difference will be charged to the income statement over the period of these service conditions. Trickle dividends paid to participants during the transaction term are taken into account in measuring the fair value of the award.

Sasol Annual Financial Statements 2026 93

32	Share-based payment reserve continued
32.2	The Sasol Khanyisa share transaction continued

Areas of judgement:

The measurement of the Khanyisa SSA share based payment is subject to estimation and judgement, as there are a number of variables affecting the Monte-Carlo option pricing model used in the calculation of the share based payment. The value of the share based payment is determined with reference to the extent the fair value of SSA and any dividends declared by SSA are expected to exceed any outstanding vendor financing at the end of the transaction period.

●	Equity value attributable to participants:

The value attributable to the participants by virtue of their shareholding in SSA was calculated with reference to the expected future cash flows and budgets of the SSA Group. The underlying macroeconomic assumptions utilised for this valuation are based on latest forecast and estimates and include brent crude oil prices, Rand/US$ exchange rates and pricing assumptions.

●	Forecasted dividend yield:

The forecasted dividend yield of the SSA Group was calculated based on a benchmarked EBITDA multiple, and the available free cash flow anticipated over the term of the transaction of 10 years.

●	Other assumptions:

Impacts of non-transferability and appropriate minority and liquidity discounts have also been taken into account. Discount rates applied incorporate the relevant debt and equity costs of the Group, and are aligned to the WACC rates for the entity.

●	A zero-coupon Rand interest rate swap curve was constructed and utilised as an appropriate representation of a risk-free interest rate curve.
●	A Rand prime interest rate curve was estimated utilising the historical Rand Prime Index and the 3 month Johannesburg Interbank Agreed Rate.

Sasol Annual Financial Statements 2026 94

Other disclosures

Other disclosures	96

Contingent liabilities	96

Related party	98

Financial risk management and financial instruments	107

Subsequent events	Error! Bookmark not defined.

Sasol Annual Financial Statements 2026 95

OTHER DISCLOSURES

33	Contingent liabilities
33.1	Litigation

Sasol Oil (Pty) Ltd/SFT Energy (Pty) Ltd Claim

Sasol Oil entered into an agreement for the supply of various product grades with SFT Energy. The duration of the agreement was 6 months, from July 2023 to December 2023. Sasol Oil agreed to supply ULP95, ULP93, Diesel and Illuminating Paraffin to SFT Energy. However, the claim from SFT Energy is only in relation to the supply of Diesel. As part of the agreement, a particular volume of Diesel to be supplied by Sasol Oil was agreed with SFT Energy.

SFT Energy has served two summonses on Sasol Oil, each with their distinct cause of action:

Claim 1

SFT Energy alleges that Sasol Oil breached the agreement in that for each month during the duration of the agreement, they placed Diesel orders and Sasol Oil reduced the volumes of supply without prior notice to them. In addition SFT Energy alleges that Sasol Oil failed to formally notify SFT Energy of the events which resulted in Sasol Oil’s inability to supply the Diesel as required in terms of the agreement.

Based on the alleged breach of the supply agreement SFT Energy is claiming damages of R1,2 billion (plus interest at the prescribed rate from date of the summons). The claims relate to amongst others, loss of sales and claims of loss of financial facilities by SFT Energy.

Sasol Oil is defending the claim and the matter is ongoing.

Claim 2

In terms of the second claim, SFT Energy is claiming damages of R2,2 billion (plus interest from the date of summons) allegedly arising from liquidation proceedings instituted against it. SFT Energy is alleging that Sasol Oil acted wrongfully, unlawfully and maliciously and seeks to recover alleged losses relating to the recall and repayment of credit facilities by financial institutions, past and future loss of earnings, and destroyed enterprise value.

Sasol Oil is defending the matter and is challenging the adequacy of SFT’s particulars of claim on the basis that they do not disclose a cause of action. SFT opposed the application. The matter is ongoing.

It should be noted that the claims from SFT Energy are consequential/indirect in nature and the agreement has a limitation of liability clause which limits all claims in terms of the agreement only to direct damages.

Sasol Annual Financial Statements 2026 96

33	Contingent liabilities continued
33.1	Litigation continued

Legal review of Sasol Gas National Energy Regulator of South Africa (NERSA) maximum price decision (March 2013, November 2017 and July 2021)

Following the legal review applications in terms of which the 2013 and 2017 NERSA Maximum Gas Price (MGP) decisions were overturned, NERSA in 2020 adopted a MGP Methodology in terms of which MGP for Sasol Gas is determined with reference to international benchmark prices. Pursuant to the Sasol Gas price application submitted to NERSA in December 2020, NERSA, on 6 July 2021 published its MGP decision in which it approved MGPs for Sasol Gas for the period from 2014 up to 2021 and determined how the maximum gas prices are to be determined for 2022 and 2023. With effect from 1 September 2021 Sasol Gas adopted a revised actual gas price methodology in terms of its supply agreements with customers in order to comply with the 2021 NERSA MGP decision.

In December 2021 the Industrial Gas Users Association of Southern Africa (IGUA-SA) launched a legal review application in which it seeks to overturn the 2021 NERSA MGP decision that approved MGPs for Sasol Gas for the period from 2014 – 2023. Both NERSA and Sasol Gas opposed this further litigation. The matter was heard by the High Court in May 2023. On 20 June 2024 the court handed down its decision to grant the review application. In its order the court overturned the 2021 NERSA MGP decision and remitted the matter back to NERSA to take a new MGP decision. Sasol Gas brought an application for leave to appeal the decision by the High Court, which application was granted on 2 June 2025. The appeal will now proceed to the Supreme Court of Appeal and a hearing date for the appeal will be set in due course. An adverse outcome in this litigation could potentially lead to liability on the part of Sasol Gas, the extent of which is undeterminable as at 30 June 2026.

Competition Commission referral to Competition Tribunal of Gas Price complaints

During 2022 certain customers of Sasol Gas submitted complaints to the Competition Commission relating to alleged pricing conduct prohibited by the South African Competition Act, 1998 (Act No 89 of 1998). Sasol Gas launched a review application in the Competition Appeal Court to overturn the decisions by the Competition Commission relating to its investigation of the complaints as it relates to the gas prices because in terms of the Gas Act, NERSA is the industry regulator with the applicable jurisdiction for the regulation of gas prices in the South African piped gas market as long as there is inadequate competition in the market. This application was dismissed by the Competition Appeal Court (CAC) and the Constitutional Court dismissed the Sasol Gas application for leave to appeal the decision of the CAC. The referral on 10 July 2023 by the Competition Commission of the price complaints will proceed before the Competition Tribunal. The exchange of pleadings in the referral has closed. The parties are exchanging pleadings in relation to NERSA’s application to intervene in the referral. No hearing date has been set for the intervention application or the referral.

Other litigation matters

From time to time, Sasol companies are involved in other litigation and similar proceedings in the normal course of business.

A detailed assessment is performed on each matter and a provision is recognised where appropriate. Although the outcome of these proceedings and claims cannot be predicted with certainty, the Company does not believe that the outcome of any of these cases would have a material effect on the Group’s financial results.

Sasol Annual Financial Statements 2026 97

33	Contingent liabilities continued

33.2Competition matters

Sasol continuously evaluates its compliance programmes and controls in general, including its competition law compliance programmes and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

33.3Environmental orders

Sasol’s environmental obligation accrued at 30 June 2026 was R14 504 million compared to R14 112 million at 30 June 2025. Although Sasol has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the Group.

34	Related parties
34.1	Transactions with related parties

Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. The effect of these transactions is included in the financial performance and results of the Group. Amounts owing (after eliminating intercompany balances) to related parties are disclosed in the respective notes to the financial statements for those statement of financial position items. No impairment loss on receivables related to the amount of outstanding balances has been recognised as it is immaterial. Disclosure in respect of transactions with joint ventures and associates is provided in note 18.

Except for the Group’s interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

Sasol Annual Financial Statements 2026 98

34	Related party continued
34.2	Key management remuneration

Key management comprises Directors and members of the Group Executive Committee (GEC), who have been determined to be Prescribed Officers of Sasol Limited.

Executive directors’ remuneration and benefits

	S Baloyi[4]		WP Bruns[4,5]		VD Kahla		HA Rossouw[6]
	2026	2025	2026	2025	2026	2025	2026	2025
Executive Directors	R’000	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Salary	16 293	12 514	7 608	5 982	8 793	8 499	—	1 336
Risk and Retirement funding	1 590	1 276	1 002	788	404	382	—	151
Vehicle benefit	300	300	—	—	—	—	—	—
Healthcare	192	160	187	147	158	147	—	—
Other benefits[1]	271	96	50	17	676	606	—	—
Total salary and benefits	18 646	14 346	8 847	6 934	10 031	9 634	—	1 487
Annual short-term incentive[2]	20 721	11 213	7 454	3 984	6 546	4 360	—	—
Long-term incentive gains[3]	3 499	353	3 990	387	11 117	3 569	—	—
Total annual remuneration*	42 866	25 912	20 291	11 305	27 694	17 563	—	1 487

*The total annual remuneration of the executive directors for 2024 was R54,6 million.

1	Other Benefits include security services, long service awards, private travel and other once off costs on which fringe benefit tax is levied where required.
2	Short-term incentives approved based on the Group results for 2026 and payable in the 2027 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2026 x role category % x [(Group STI achievement x 80%) + (Individual Performance Achievement x 20%) – fatality penalty].
3	Long-term incentives gains for 2026 includes the Renewable energy (RE) grant awards made during financial year 2021 (where measurement was postponed to a day no later than 31 December 2026), the annual and retention (Mr Bruns) awards made in August 2023 and EVP Restricted (RLTI) award made in September 2021. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved where relevant (RLTI and RE: 100%; Performance GEC: 72%) x June 2026 average share price. The actual vesting date for the awards is between 28 August 2026 and 27 September 2026 subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released in 2026 and the balance in 2028, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the total earned remuneration table.
4	The Remuneration Committee approved market-related salary adjustments, where appropriate and in line with the Policy, in addition to annual salary increases, to support the continued competitiveness of the Group’s remuneration structure.
5	Mr Bruns was appointed as CFO from 1 September 2024. The disclosed prior year remuneration is thus apportioned.
6	Mr Rossouw stepped down as executive director and CFO effective 31 August 2024. All unvested LTIs were forfeited upon his resignation.

Sasol Annual Financial Statements 2026 99

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34.2Key management remuneration continued

Executive directors’ unvested LTI holdings (number and intrinsic value) for 2026

	S Baloyi		WP Bruns		VD Kahla
		Intrinsic		Intrinsic		Intrinsic
	Number	value[1]	Number	value[1]	Number	value[1]
Executive Directors		R’000		R’000		R’000
Balance at beginning of the year*	217 518	17 132	167 758	13 213	222 776	17 546
Awards granted[2]	185 812	23 275	85 680	10 732	82 511	10 335
Change in value[1]	—	24 162	—	16 579	—	17 933
Effect of corporate performance targets	(1 116)	(155)	(324)	(45)	(3 001)	(418)
Dividend equivalents	1 129	157	1 821	254	9 570	1 333
Awards settled[3]	(11 734)	(1 263)	(11 323)	(1 351)	(66 571)	(7 076)
Balance at the end of the year[4]	391 609	63 308	243 612	39 382	245 285	39 653

*The total intrinsic value of the executive directors' unvested LTI holdings for 2024 was R46,5 million.

1	Intrinsic values at the beginning and end of the year have been determined using the closing price of:

30 June 2026 R161,66

30 June 2025 R78,76

Change in intrinsic value for the year results from changes in the share price.

2	LTIs granted on 8 September 2025.
3	Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2025 that was settled in the 2026 financial year. The full amount of the remaining 50% that vested in the current year is disclosed in the total earned remuneration table. It also included the second tranche of awards which vested in 2023(on which there were no further performance conditions) and the restricted awards, both granted in 2020. The difference between the long-term incentive gains disclosed in 2025 and the amount settled in 2026 is due to difference in actual share price at vesting date and the share price at date of disclosure.
4	The balance includes 22 761 awards granted in 2021, with the associated renewable energy CPT deferred to 31 December 2026.

Sasol Annual Financial Statements 2026 100

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34.2Key management remuneration continued

Prescribed Officers’ remuneration and benefits

	V Bester[4]		AGM Gerber[5]		C Herrmann[5,6]		AT Makgala[7]
	2026	2025	2026	2025	2026	2025	2026	2025
Prescribed Officers	R’000	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Salary	7 156	6 044	10 186	9 375	8 118	7 969	4 433	—
Risk and Retirement funding	1 086	920	796	873	645	595	762	—
Vehicle benefit	—	—	146	308	248	252	—	—
Healthcare	130	121	115	104	230	224	55	—
Other benefits[1]	112	100	41	217	3 772	2 634	11 352	—
Total salary and benefits	8 484	7 185	11 284	10 877	13 013	11 674	16 602	—
Annual short-term incentive[2]	6 578	3 549	7 389	4 867	5 355	3 894	3 550	—
Long-term incentive gains[3]	2 110	119	—	—	3 824	637	—	—
Total annual remuneration*	17 172	10 853	18 673	15 744	22 192	16 205	20 152	—

*The total annual remuneration of the prescribed officers for 2024 was R97,2 million.

1	Other Benefits include security services, long service awards, private travel and other once off costs on which fringe benefit tax is levied where required.
2	Short-term incentives approved based on the Group results for 2026 and payable in the 2027 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2026 x role category % x [(Group STI achievement x 80%) + (Individual Performance Achievement x 20%) – fatality penalty].
3	Long-term incentives gains for 2026 includes the Renewable energy (RE) grant awards made during financial year 2021 (where measurement was postponed to a day no later than 31 December 2026), the annual and on-appointment awards made in 2023 and EVP Restricted (RLTI) award made in September 2021. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved where relevant (RLTI and RE: 100%; Performance GEC: 72%; SVP: 80,4%) x June 2026 average share price. The actual vesting date for the awards is between 28 August 2026 and 27 September 2026 subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released in 2026 and the balance in 2028, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the total earned remuneration table.
4	The Remuneration Committee approved market-related salary adjustments, where appropriate and in line with the Policy, in addition to annual salary increases, to support the continued competitiveness of the Group's remuneration structure.
5	Ms Gerber and Mr Herrmann are employed on German employment contracts and paid in Euros. The conversion to Rand has been done using the monthly average of daily closing rates.
6	Expatriate benefits in South Africa are offered and grossed up as appropriate. Other Benefits include accommodation, home leave allowance and transportation offered under the Expatriation policy.
7	Ms Makgala was appointed as EVP: People, SHE, Risk and Corporate Affairs on 1 October 2025. Other Benefits include a staggered buy-out arrangement in respect of incentives forfeited (R5,4 million) when she resigned from her previous employer as well as relocation expenses (R0,4 million) paid in terms of the policy. A non-taxable payment to her previous employer with respect to a work-back agreement is included in the amount to the value of R5,4 million. The Sasol buy-out agreement for all payments is linked to a work-back period.

Sasol Annual Financial Statements 2026 101

34	Related party continued

34.2Key management remuneration continued

	CK Mokoena[4]		SD Pillay[5]		S Siyaya[6]		H Wenhold[7]
	2026	2025	2026	2025	2026	2025	2026	2025
Prescribed Officers	R'000	R'000	R’000	R’000	R’000	R’000	R’000	R’000
Salary	1 821	6 915	6 011	5 039	4 598	—	1 192	6 288
Risk and Retirement funding	—	327	939	795	536	—	—	824
Vehicle benefit	—	—	150	150	—	—	—	—
Healthcare	45	174	130	121	158	—	21	121
Other benefits[1]	10	72	61	11	11	—	5	34
Total salary and benefits	1 876	7 488	7 291	6 116	5 303	—	1 218	7 267
Annual short-term incentive[2]	3 503	3 637	5 190	3 072	3 374	—	4 369	3 439
Long-term incentive gains[3]	7 168	2 931	503	947	2 642	—	6 917	671
Total annual remuneration*	12 547	14 056	12 984	10 135	11 319	—	12 504	11 377

*The total annual remuneration of the prescribed officers for 2024 was R97,2 million.

1	Other Benefits include security services, long service awards, private travel and other once off costs on which fringe benefit tax is levied where required.
2	Short-term incentives approved based on the Group results for 2026 and payable in the 2027 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2026 x role category % x [(Group STI achievement x 80%) + (Individual Performance Achievement x 20%) – fatality penalty].
3	Long-term incentives gains for 2026 includes the Renewable energy (RE) grant awards made during financial year 2021 (where measurement was postponed to a day no later than 31 December 2026), the annual and on-appointment awards made in 2023 and EVP Restricted (RLTI) award made in September 2021. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved where relevant (RLTI and RE: 100%; Performance GEC: 72%; SVP: 80,4%) x June 2026 average share price. The actual vesting date for the awards is between 28 August 2026 and 27 September 2026 subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released in 2026 and the balance in 2028, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the total earned remuneration table.
4	Ms Mokoena stepped down as prescribed officer on 30 September 2025 after reaching the Sasol retirement age for group executives.
5	The Remuneration Committee approved market-related salary adjustments, where appropriate and in line with the Policy, in addition to annual salary increases, to support the continued competitiveness of the Group's remuneration structure.
6	Mr Siyaya was appointed as EVP: Mining on 1 September 2025. Remuneration is disclosed for the period since appointment.
7	Mr Wenhold stepped down as a prescribed officer on 31 August 2025 after reaching the Sasol retirement age for group executives.

Sasol Annual Financial Statements 2026 102

34	Related party continued

34.2Key management remuneration continued

Prescribed Officers’ unvested LTI holdings (number and intrinsic value) for 2026

	V Bester		AGM Gerber		C Herrmann		AT Makgala[5]
		Intrinsic		Intrinsic		Intrinsic		Intrinsic
	Number	value[1]	Number	value[1]	Number	value[1]	Number	value[1]
Prescribed Officers		R'000		US$’000		US$'000		R’000
Balance at beginning of the year*	77 615	6 113	85 378	377	122 021	539	—	—
Awards granted[2]	66 132	8 284	93 110	666	74 488	533	64 863	7 219
Change in value[1]	—	8 795	—	710	—	805	—	3 267
Effect of corporate performance targets	(100)	(14)	—	—	(574)	(5)	—	—
Dividend equivalents	528	74	—	—	2 529	21	—	—
Awards settled[3]	(1 511)	(189)	—	—	(19 674)	(137)	—	—
Balance at the end of the year[4]	142 664	23 063	178 488	1 753	178 790	1 756	64 863	10 486

*The total intrinsic value of the prescribed officers' unvested LTI holdings for 2024 was R38,4 million.

1	Intrinsic values at the beginning and end of the year have been determined using the closing price of:

30 June 2026 R161,66 ($9,82)

30 June 2025 R78,76 ($4,42)

Change in intrinsic value for the year results from changes in the share price.

2	LTIs granted on 8 September 2025 and 28 November 2025.
3	Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2025 that was settled in the 2026 financial year. The full amount of the remaining 50% that vested in the current year is disclosed in the total earned remuneration table. It also included the second tranche of awards which vested in 2023(on which there were no further performance conditions) and the restricted awards, both granted in 2020.The difference between the long-term incentive gains disclosed in 2025 and the amount settled in 2026 is due to difference in actual share price at vesting date and the share price at date of disclosure.
4	The balance includes 2 333 awards granted in 2021, with the associated renewable energy CPT deferred to 31 December 2026.
5	Ms Makgala was appointed on 1 October 2025 as EVP: People, SHE, Risk and Corporate Affairs.

Sasol Annual Financial Statements 2026 103

34	Related party continued

34.2Key management remuneration continued

	CK Mokoena[5]		S Pillay		S Siyaya[6]		H Wenhold[7]
	Number	Intrinsic value[1]	Number	Intrinsic value[1]	Number	Intrinsic value[1]	Number	Intrinsic value[1]
Prescribed Officers		R’000		R’000		R’000		R’000
Balance at beginning of the year*	162 969	12 835	69 031	5 437	—	—	123 098	9 695
Awards granted[2]	—	—	56 376	7 062	57 684	7 225	—	—
Change in value[1]	—	4 678	—	7 860	—	3 847	—	4 710
Effect of corporate performance targets	—	—	(569)	(79)	(38)	(5)	—	—
Dividend equivalents	—	—	1 467	204	238	33	—	—
Awards settled[3]	—	—	(9 285)	(1 567)	(1 125)	(141)	—	—
Effect of changes in Prescribed Officers	(162 969)	(17 513)	—	—	39 958	4 676	(123 098)	(14 405)
Balance at the end of the year[4]	—	—	117 020	18 917	96 717	15 635	—	—

*The total intrinsic value of the prescribed officers' unvested LTI holdings for 2024 was R38,4 million.

1	Intrinsic values at the beginning and end of the year have been determined using the closing price of:

30 June 2026 R161,66

30 June 2025 R78,76

Change in intrinsic value for the year results from changes in the share price.

2	LTIs granted on 8 September 2025 and 28 November 2025.
3	Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2025 that was settled in the 2026 financial year. The full amount of the remaining 50% that vested in the current year is disclosed in the total earned remuneration table. It also included the second tranche of awards which vested in 2023(on which there were no further performance conditions) and the restricted awards, both granted in 2020.The difference between the long-term incentive gains disclosed in 2025 and the amount settled in 2026 is due to difference in actual share price at vesting date and the share price at date of disclosure.
4	The balance includes 2 333 awards granted in 2021, with the associated renewable energy CPT deferred to 31 December 2026.
5	Ms Mokoena resigned from Sasol on 30 September 2025.
6	Mr Siyaya was appointed on 1 September 2025 as EVP: Mining.
7	Mr Wenhold resigned from Sasol on 30 August 2025.

Sasol Annual Financial Statements 2026 104

34	Related party continued

34.2Key management remuneration continued

The total IFRS 2 charge for the year for LTI’s awarded to the Executive Directors and the Prescribed Officers in 2026 amounted to R26 million (30 June 2025: R15 million) and R32 million (30 June 2025: R26 million).

Non-executive Directors’ remuneration

		Lead
	Board	independent
	meeting	Director	Committee	Total[1]	Total[1]
	fees[2]	fees[2]	fees[2]	2026	2025
Non-executive Directors	R'000	R'000	R'000	R'000	R'000
MBN Dube (Chairman)	6 385	—	—	6 385	6 671
M Flöel (Lead Independent Director)[3]	2 077	964	1 248	4 289	4 234
KC Harper[4]	1 463	—	458	1 921	3 086
DGP Eyton[5]	2 221	—	1 363	3 584	3 089
MJ Cuambe[6]	1 805	—	845	2 650	2 606
GMB Kennealy	1 958	—	1 037	2 995	2 982
S Subramoney	1 958	—	613	2 571	2 564
NX Maluleke[7]	2 101	—	562	2 663	—
R Gasant[8]	803	—	51	854	—
TJ Cumming[9]	—	—	—	—	2 917
NNA Matyumza[10]	—	—	—	—	421
MEK Nkeli[11]	—	—	—	—	458
Total	20 771	964	6 177	27 912	29 028

1	Fees exclude VAT.
2	Board and Committee fees are denominated in US dollars and are therefore subject to fluctuations in foreign exchange rates. For Non-Executive Directors permanently resident outside Europe, the United Kingdom and North America, the Rand/US$ exchange rate applicable to Board and Committee fees was fixed for the first half of 2026 using the average exchange rate for the period July 2023 to December 2024. The exchange rate applicable to the second half of 2026 was fixed using the average exchange rate for the period July 2024 to December 2025. In addition, a cost-of-living adjustment is applied to the fees of these directors.

To reduce the impact of currency volatility on Non-Executive Directors permanently resident in Europe, the United Kingdom and North America, the US$/EUR and US$/GBP exchange rates applicable to Board and Committee fees were fixed for quarter 2, quarter 3 and quarter 4 using the prevailing average exchange rates at the time the fees were approved. The approved fee values were thereafter converted to US dollars for payment.

3	Dr Flöel was appointed as Remuneration Committee Chairman and stepped down from the Capital Investment Committee Chairman role, effective 6 June 2025 while remaining a member of Capital Investment Committee.

Sasol Annual Financial Statements 2026 105

34	Related party continued

34.2Key management remuneration continued

4	Ms Harper resigned from the Board on 16 February 2026 and received pro rated Board and Committee fees for quarter 3.
5	Mr Eyton stepped down as a member of the Audit and Risk Committee, effective 1 June 2026 and received pro rated committee fees for quarter 4.
6	Mr Cuambe was appointed as the Chairman of the Capital Investment Committee, on 6 June 2025. He stepped down as a member of the Safety, Social and Ethics Committee on 22 August 2025 and received pro rated committee fees for quarter 1.
7	Ms Maluleke was appointed to the Board effective 9 June 2025, received Sasol Limited Board fees from 1 July 2025, and was appointed to the Audit and Risk, and Safety, Social and Ethics Committees, on 22 August 2025.
8	Mr Gasant was appointed to the Board on 1 February 2026 and received a pro-rated Board fee. He was appointed to the Audit and Risk Committee and the Remuneration Committee on 1 June 2026 and received pro rated committee fee payments.
9	Mr Cumming resigned from the Board on 6 June 2025.
10	Ms Matyumza retired from the Board on 8 September 2024.
11	Ms Nkeli retired from the Board on 31 August 2024.

Sasol Annual Financial Statements 2026 106

35	Financial risk management and financial instruments

35.1Financial instruments classification and fair value measurement

The following table shows the classification, carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1Quoted prices in active markets for identical assets or liabilities.

Level 2Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).

Level 3Inputs for the asset or liability that are unobservable.

The carrying values of the long-term restricted cash, cash and cash equivalents, trade and other receivables, short-term debt and bank overdrafts, and trade and other payables are considered to be a reasonable approximation of their fair values.

		Carrying		Carrying
		value	Fair value	value	Fair value	Fair value
		2026	2026	2025	2025	hierarchy
Financial instrument	Note	Rm	Rm	Rm	Rm	of inputs
Financial assets
At amortised cost
Long-term restricted cash[4]		2 145	2 145	1 945	1 945
Long-term receivables	17	2 768	2 768	2 884	2 848	Level 3[1]
Trade and other receivables	22	36 766	36 766	33 752	33 752
Cash and cash equivalents	25	43 304	43 304	41 050	41 050
At fair value through profit or loss
Long-term and short-term financial assets		9 084	9 084	6 395	6 395
Commodity and currency derivative assets		2 230	2 230	2 360	2 360	Level 2
Oxygen supply contract embedded derivative assets		3 022	3 022	863	863	Level 3
Other short-term investments		3 832	3 832	3 172	3 172	Level 1
Other long-term investments[4]		1 251	1 251	1 052	1 052	Level 1[2]
Other receivables	22	1 197	1 197	1 428	1 428	Level 3[7]
Designated at fair value through other comprehensive income
Investments in unlisted securities[4]		8	8	8	8	Level 3[3]
Financial liabilities
At amortised cost
Total long-term debt	13	92 374	92 121	102 645	98 316
Listed long-term debt (US$ bonds)[8]		53 886	53 275	58 313	53 959	Level 1[2]
Listed long-term debt (Rand bonds)[5]		9 121	9 064	4 522	4 445	Level 2[2]
Listed convertible bonds		11 368	11 405	12 238	12 263	Level 3[6]
Unlisted long-term debt[5]		17 999	18 377	27 572	27 649	Level 3[1]
Short-term debt and bank overdraft		1 266	1 266	668	668
Trade and other payables	23	34 831	34 831	34 757	34 757
At fair value through profit or loss
Long-term and short-term financial liabilities		549	549	66	66
Commodity and currency derivative liabilities		240	240	45	45	Level 2
Convertible bond embedded derivative liability		309	309	7	7	Level 3
Oxygen supply contract embedded derivative liabilities		—	—	14	14	Level 3
1	Determined with a discounted cash flow model using market related interest rates and credit risk spreads where applicable.

Sasol Annual Financial Statements 2026 107

35	Financial risk management and financial instruments continued

35.1Financial instruments classification and fair value measurement continued

2	Based on quoted market price for the same instrument. The Rand bonds have been classified as a level 2 fair value measurement due to the relatively low level of liquidity in the debt market.
3	Determined using discounted cash flows modelling forecasted earnings, capital expenditure and debt cash flows of the underlying business, based on the forecasted assumptions of inflation, exchange rates, commodity prices and an appropriate discount rate.
4	Presented as part of Other long-term investments in the Statement of financial position.
5	Carrying value includes unamortised loan costs.
6	The fair value of the amortised cost component of the US$ Convertible Bond is based on the quoted price of the instrument after separating the fair value of the derivative component.
7	The fair value of the contingent consideration receivable was determined by calculating the present value of the expected cash flows using a WACC rate that was adjusted for the Uzbekistan country risk premium.
8	A 2033 US$ bond of US$750 million (R12,3 billion) was issued in April 2026. All of the proceeds were utilised to settle a portion of the 2028 and 2029 US$ bonds.

There were no transfers between levels for recurring fair value measurements during the period. There was no change in valuation techniques compared to the previous financial period. For all other financial instruments, fair value approximates carrying value.

Other receivable - Contingent consideration from disposal of Uzbekistan GTL LLC

The other receivable is measured at fair value through profit or loss. The fair value at 30 June 2026 was R1 197 million, classified within level 3. The fair value was determined by calculating the present value of the expected cash flows using a WACC rate that was adjusted for the Uzbekistan country risk premium. The expected cash flow were probability weighted resulting in a range from R1 101 million to R1 259 million. The following table reconciles the opening and closing balance of the receivable:

	2026	2025
for the year ended 30 June	Rm	Rm
Balance at the beginning of the year	1 436	—
Amounts recognised in remeasurement items affecting operating income	—	1 436
Proceeds on disposals of equity accounted investments*	(126)	—
Translation losses recognised in other operating expenses and income	(113)	—
Balance at the end of the year	1 197	1 436

*Payment received on 30 June 2026 relating to contingent consideration from the Uzbekistan GTL LLC disposal.

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35.1Financial instruments classification and fair value measurement continued

Commodity and currency derivative assets and liabilities

Valued using forward rate interpolator model, appropriate currency specific discount curve, discounted expected cash flows and numerical approximation as appropriate. Significant inputs include forward exchange contracted rates, market foreign exchange rates, forward contract rates and market commodity prices such as crude oil prices.

Oxygen supply contract embedded derivative assets and liabilities

Relates to the US labour and inflation index and Rand/US$ exchange rate embedded derivatives contained in the SO long-term gas supply agreements. The following table reconciles the opening and closing balance of the net embedded derivative asset:

	2026	2025
for the year ended 30 June	Rm	Rm
Balance at the beginning of the year	849	(34)
Amounts settled during the year	(106)	(41)
Realised fair value gain recognised in other operating expenses and income	105	—
Unrealised fair value gain recognised in other expenses and income in operating profit	2 174	924
Balance at the end of the year	3 022	849

The fair value of the embedded derivative financial instrument contained in a long-term oxygen supply contract to our SO is impacted by a number of observable and unobservable variables at valuation date. The embedded derivative was valued using a forward rate interpolator model, discounted expected cash flows and numerical approximation, as appropriate. The table below provides a summary of the significant unobservable inputs applied in the valuation together with the expected impact on profit or loss as a result of reasonably possible changes thereto at reporting date, holding other inputs constant:

			Increase/(decrease) in
			profit or loss
	Inputs	Change	2026	2025
Input	applied	in input	Rm	Rm
Rand/US$ Spot price	R16,39/US$	+R1/US$	(443)	(469)
	(2025: R17,75/US$)	-R1/US$	443	469
US$ Swap curve	3,89% – 4,29%	+10bps	60	73
	(2025: 3,42% – 4,07%)	-10bps	(61)	(74)
Rand Swap curve	6,75% – 8,18%	+100bps	(817)	(699)
	(2025: 6,94% – 10,07%)	-100bps	930	791

Convertible bond embedded derivative liability

Relates to the embedded derivative contained in the US$750 million convertible bond issued on 8 November 2022. The following table reconciles the opening and closing balance of the embedded derivative liability:

	2026	2025
for the year ended 30 June	Rm	Rm
Balance at the beginning of the year	7	59
Unrealised fair value loss/(gain) recognised in other expenses and income in operating profit	312	(52)
Translation of foreign operations	(10)	—
Balance at the end of the year	309	7

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35.1Financial instruments classification and fair value measurement continued

The embedded derivative was valued using quoted bond market prices and binomial tree approach. Significant inputs include conversion price (US$18,79; 30 June 2025: US$18,79), spot share price (R161,66; 30 June 2025: R78,76), converted to US$ at the prevailing Rand/US$ FX spot rate (R16,39/US$; 30 June 2025: R17,75/US$), observable bond market price (100,81% of par; 30 June 2025: 92,17% of par). Although many inputs into the valuation are observable, the valuation method separates the fair value of the derivative from the quoted fair value of the US$ Convertible Bond by adjusting certain observable inputs. These adjustments require the application of judgement and certain estimates. Changes in the relevant inputs impact the fair value gains and losses recognised. The table below provides a summary of these inputs together with the expected impact on profit or loss as a result of reasonably possible changes thereto at reporting date:

			Increase/(decrease) in
			profit or loss
	Inputs	Change	2026	2025
Input	applied	in input	Rm	Rm
Credit spread	182bps	+100bps	(157)	(261)
	(2025: 485bps)	-100bps*	161	7
Calibrated volatility	48%	+5%	(107)	(12)
	(2025: 34%)	-5%	97	6
*

A 100bps decrease in the applied credit spread will result in the bond floor exceeding the market price of the instrument and as such the impact has been limited to the value of the embedded derivative at 30 June 2026.

For purposes of the sensitivity analysis, the market value of the overall instrument was kept stable and so the actively changed variable (e.g., volatility) results in an offsetting change to the other (e.g. credit spread).

35.2	Financial risk management

The group is exposed in varying degrees to a number of financial instrument related risks. The Group Executive Committee (GEC) has the overall responsibility for the establishment and oversight of the Group’s risk management framework. The GEC established the Safety Committee, which is responsible for providing the GEC with the assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels. A comprehensive risk management process has been developed to continuously monitor and assess these risks. Based on the risk management process Sasol refined its hedging policy and the Sasol Limited Board appointed a subcommittee, the Audit Committee, that meets regularly to review and, if appropriate, approve the implementation of hedging strategies for the effective management of financial market related risks.

The Group has a central treasury function that manages the financial risks relating to the Group’s operations.

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Capital allocation

The Group’s objectives when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) is to maintain a flexible capital structure that reduces the cost of capital to an acceptable level of risk and to safeguard the Group’s ability to continue as a going concern while taking advantage of strategic opportunities in order to grow shareholder value sustainably.

The Group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase shares currently issued, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or sell assets to reduce debt.

The Group monitors capital utilising a number of measures, including the gearing ratio (net debt to shareholders’ equity). Gearing takes into account the Group’s substantial capital investment and susceptibility to external market factors such as crude oil prices, exchange rates and commodity chemical prices. The Group’s gearing level for 2026 decreased to 43,5% (2025: 54%; 2024: 64%) largely due to lower net debt and increased earnings.

Financing risk

Financing risk refers to the risk that financing of the Group’s debt requirements and refinancing of existing debt could become more difficult or more costly in the future. This risk can be decreased by managing the Group within tolerable debt levels measured by key ratios and the available capacity of the market for Sasol, maintaining an appropriate spread of maturities, and managing short-term borrowings within acceptable levels. Due to the Group's reliance on international Debt Capital Markets, the risk is impacted by non-controllable factors such as global geopolitical developments that impact, or restrict access to, international Debt Capital Markets.

Credit rating

	Credit rating
Agency	2026	2025
S&P	BB+ (Negative)	BB+ (stable)
Moody’s	Ba1 (Negative)	Ba1 (Negative)

On 14 October 2025, S&P affirmed Sasol’s rating at BB+ however changed the outlook from stable to negative. The outlook revision reflected S&P Global’ s expectation that Sasol's EBITDA will likely remain constrained, primarily due to persistently low oil and chemical prices driven by sustained supply-demand imbalances. On 5 March 2026, Moody’s affirmed Sasol’s rating at Ba1 and maintained the negative outlook, citing ongoing challenge in profitability and difficult market conditions. While Sasol benefits from its leading position in South Africa, integrated business model, prudent financial policies, and strong liquidity, it faces significant headwinds including weak industry performance, exposure to volatile oil and commodity prices, and high carbon transition risks.

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Risk profile

Risk management and measurement relating to each of these risks is discussed under the headings below (sub-categorised into credit risk, liquidity risk, and market risk) which entails an analysis of the types of risk exposure, the way in which such exposure is managed and quantification of the level of exposure in the statement of financial position.

Credit risk

Credit risk is the risk of financial loss due to counterparties not meeting their contractual obligations. Credit risk is deemed to be low when, based on the forward available information, it is highly probable that the customer will service its debt in accordance with the agreement throughout the period.

How we manage the risk

The risk is managed by the application of credit approvals, limits and monitoring procedures. All credit applications undergo a comprehensive assessment which includes an analysis of financial strength, country and industry risks as well as historic payment performance. Where appropriate, the group obtains security in the form of guarantees to mitigate risk, meaning that these receivables do not carry significant credit risk. Counterparty credit limits are in place and are reviewed and approved by the respective subsidiary credit management committees to manage our exposure to counterparty credit risk. The central treasury function provides credit risk management for the group-wide exposure in respect of a diversified group of banks and other financial institutions. These are evaluated regularly for financial robustness especially in the current global economic environment. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations. The group maximum exposure is the outstanding carrying amount of the financial asset. The credit risk is considered to be low as it is mitigated through various security types ranging from high-quality insurance and guarantees to lower-quality shareholder or director guarantees.

For all financial assets measured at amortised cost, the Group calculates the expected credit loss based on contractual payment terms of the asset. The exposure to credit risk is influenced by the individual characteristics, the industry and geographical area of the counterparty with whom we have transacted. Financial assets at amortised cost are carefully monitored and reviewed on a regular basis for expected credit loss and impairment based on our credit risk policy. Any provision for expected credit losses is considered to be immaterial as the credit risk is considered to be low.

Expected Credit Loss (ECL) is calculated as a function of probability of default, loss given default and exposure at default.

●	The group allocates probability of default based on external and internal information. The major portion of the financial assets at amortised cost consists of externally rated customers and the group uses the average of Moody’s, Fitch and S&P Corporate and Sovereign probability of defaults, depending on whether the customer or holder of the financial asset is corporate or government related. For customers or debtors that are not rated by a formal rating agency, the group allocates internal credit ratings and default rates taking into account forward looking information, based on the debtors profile, security or surety obtained and financial status.
●	Loss given default (LGD) is based on the Basel model. World-wide, and especially in South Africa, economies have faced a series of global and local disruptions, including price volatility, elevated energy costs, high inflation, higher cost of debt, etc. As a result, the Group applied the Board of Governors of the Federal Reserve System’s formula to derive a downturn LGD to be used for 2026, namely 50% for unsecured financial assets and 40% for secured financial assets. Credit enhancement is only taken into account if it is integral to the asset.

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Trade receivables expected credit loss is calculated over lifetime. Lifetime ECLs are the ECLs that result from all possible default events over the expected life of the trade receivable. Other financial assets expected credit loss is measured over 12 months when the credit risk is low and over lifetime where the credit risk has increased significantly. The Group considers credit risk to have increased significantly when the customer’s credit rating has been downgraded to a lower grade (e.g. from Investment grade to Speculative grade). The group considers customers to be in default when the receivable is past due its standard credit terms. The contractual payment terms for receivables vary from 30 days to 180 days.

No single customer represents more than 10% of the Group’s total turnover or more than 10% of total trade receivables for the years ended 30 June 2026, 2025 and 2024. The majority of the Group’s turnover is generated from sales within South Africa, Europe, and the United States – refer to the Segment information. The geographical concentration of credit risk is largely aligned with the regions in which the turnover was earned.

A summary of the Group’s exposure to credit risk for trade, other and long-term receivables is as follows:

Trade receivables

	Lifetime ECL
	Simplified	Simplified	Simplified	Credit-
	approach¹	approach²	approach	impaired	Total
	Low risk	Medium risk	Total	High risk	lifetime ECL
	Rm	Rm	Rm	Rm	Rm
2026
Gross carrying amount	25 463	5 968	31 431	597	32 028
Expected credit loss	(8)	(4)	(12)	(210)	(222)
2025
Gross carrying amount	28 585	1 374	29 959	411	30 370
Expected credit loss	(86)	(7)	(93)	(145)	(238)
1	Simplified approach – low risk for trade receivables with no significant increase in credit risk since initial recognition.
2	Simplified approach – medium risk for trade receivables with significant increase in credit risk but not credit impaired.

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Other receivables

				12-month
	Lifetime ECL			ECL
				No
	Significant			significant
	increase in			increase in
	credit risk			credit risk
	since initial	Credit-		since initial
	recognition[1]	impaired[2]	Total lifetime	recognition
	Medium risk	High risk	ECL	Low risk	Total
	Rm	Rm	Rm	Rm	Rm
2026
Gross carrying amount[3]	536	568	1 104	3 756	4 860
Expected credit loss	(5)	(542)	(547)	(1)	(548)
2025
Gross carrying amount	1 122	728	1 850	2 425	4 275
Expected credit loss	(3)	(658)	(661)	(2)	(663)
1	Significant increase in credit risk since initial recognition but not credit impaired.
2	A significant balance has been fully provided for and this reflects management’s assessment that there is no reasonable expectation of recovery.
3	This gross carrying amount excludes financial assets classified as measured at fair value through profit or loss.

Long-term receivables

				12-month
	Lifetime ECL			ECL
				No
	Significant			significant
	increase in			increase in
	credit risk			credit risk
	since initial	Credit-		since initial
	recognition	impaired	Total lifetime	recognition
	Medium risk	High risk	ECL	Low risk	Total
	Rm	Rm	Rm	Rm	Rm
2026
Gross carrying amount	1 453	238	1 691	1 152	2 843
Expected credit loss	(30)	(45)	(75)	—	(75)
2025
Gross carrying amount	399	169	568	3 067	3 635
Expected credit loss	(5)	(50)	(55)	(28)	(83)
1	Significant increase in credit risk since initial recognition but not credit impaired.

The significant changes in the gross carrying amounts of trade, other and long term receivables that contributed to the changes in the expected credit loss during 2026 were mainly driven by the

●	substantial increase in product pricing following the Middle East conflict and its impact on global markets;
●	higher sales activity and higher average days sales outstanding.

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Liquidity risk

Liquidity risk is the risk that an entity in the Group will be unable to meet its obligations as they become due.

The global economic landscape remains volatile, including fluctuating oil and petrochemical prices, an unstable product demand environment and inflationary pressure. In South Africa, the underperformance of state-owned enterprises and socio-economic challenges continues to impact volumes, margins and resultant profitability.

How we manage the risk

The Group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows, making use of a central treasury function to manage pooled business unit cash investments and borrowing requirements. Currently the Group has a positive liquidity position, conserving the Group’s cash resources through continued focus on working capital improvement, cost savings and capital allocation (refer to note 13).

The Group meets its financing requirements through a mixture of cash generated from its operations and, short and long-term borrowings, and strives to maintains adequate banking facilities and reserve unutilised borrowing capacity. Adequate banking facilities and reserve borrowing capacities are maintained. The Group is in compliance with all of the financial covenants per its loan agreements, none of which are expected to present a material restriction on funding or its investment policy in the near future. The net debt to EBITDA (Sasol definition as defined in the debt agreements) at 30 June 2026 was 1,08 times (2025: 1,5 times), significantly below the covenant threshold level of 3 times, which is applicable to the term loan and revolving credit facility.

Protection of downside risk for the balance sheet was a key priority for the Group during volatile times, resulting in the execution of our hedging programme to address oil price and the Rand/US$ currency exposure.

Available facilities amounted to R92,4 billion at 30 June 2026, comprising cash (excluding restricted cash), committed banking facilities and debt arrangements (refer to note 13). The Group's principal revolving credit and term loan facilities mature in April 2030. During the year, the Group further optimised its debt maturity profile through the successful issuance of a 5 year R5,3 billion floating rate bond in exchange for US$300 million and a US$750 million bond maturing in 2033, together with the partial repayment of the 2028 and 2029 bond maturities.

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Our exposure to and assessment of the risk

The maturity profile of the undiscounted contractual cash flows of financial instruments at 30 June were as follows:

		Carrying	Contractual	Within one	One to	Three to	More than
		amount	cash flows[1]	year	three years	five years	five years
	Note	Rm	Rm	Rm	Rm	Rm	Rm
2026
Financial assets
Non-derivative instruments
Long-term receivables	17	2 768	3 575	683	1 052	182	1 658
Trade and other receivables	22	37 963	37 963	37 963	—	—	—
Cash and cash equivalents	25	43 304	43 304	43 304	—	—	—
Investments through other comprehensive income		8	8	8	—	—	—
Long-term and short-term investments through profit or loss		3 832	3 832	3 832	—	—	—
		87 875	88 682	85 790	1 052	182	1 658
Derivative instruments
Forward exchange contracts
Inflows		188	14 955	14 955	—	—	—
Outflows		—	(14 767)	(14 767)	—	—	—
Crude oil futures[2]		1 140	7 726	7 726	—	—	—
Foreign exchange zero cost collars		441	441	441	—	—	—
Put options – Rand/US$ currency		50	50	50	—	—	—
Put spread options – Brent crude oil		397	397	397	—	—	—
Other commodity derivatives		14	14	14	—	—	—
Oxygen supply contract embedded derivative		3 022	6 620	158	406	550	5 506
		93 127	104 118	94 764	1 458	732	7 164
Financial liabilities
Non-derivative instruments
Long-term debt[3]	13	(92 374)	(113 323)	(17 424)	(45 009)	(35 280)	(15 610)
Lease liabilities	14	(17 444)	(41 127)	(2 804)	(5 591)	(4 217)	(28 515)
Short-term debt	15	(1 148)	(1 148)	(1 148)	—	—	—
Trade and other payables	23	(34 831)	(34 831)	(34 831)	—	—	—
Bank overdraft	25	(118)	(118)	(118)	—	—	—
		(145 915)	(190 547)	(56 325)	(50 600)	(39 497)	(44 125)
Derivative instruments
Forward exchange contracts
Outflows		(151)	(13 244)	(13 244)	—	—	—
Inflows		—	13 093	13 093	—	—	—
Other commodity derivatives		(6)	(6)	(6)	—	—	—
Put with a call spread option – Brent crude oil		(83)	(83)	(83)	—	—	—
Convertible bond embedded derivative		(309)	(309)	(309)	—	—	—
		(146 464)	(191 096)	(56 874)	(50 600)	(39 497)	(44 125)
1	Contractual cash flows include interest payments.
2	The crude oil futures generate cash inflows in respect of margin calls only once the related crude oil is processed. Accordingly, the future inflows relate to the open lots associated with the outstanding margin calls.
3

The repayment of the notional amount of the convertible bonds is included in the one to three years category, in line with the contractual maturity date, based on obtaining the requisite shareholder approval for the convertible bonds to be settled in Sasol ordinary shares.

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Current financial assets are sufficient to cover financial liabilities for the next year. The shortfall beyond one year will be funded through cash generated from operations, utilisation of available facilities and the refinancing of existing debt.

	Carrying	Contractual	Within one	One to	Three to	More than
	amount	cash flows[1]	year	three years	five years	five years
	Rm	Rm	Rm	Rm	Rm	Rm
2025
Financial assets
Non-derivative instruments
Long-term receivables	2 884	3 074	42	1 228	246	1 558
Trade and other receivables	35 180	35 180	35 180	—	—	—
Cash and cash equivalents	41 050	41 050	41 050	—	—	—
Investments through other comprehensive income	8	8	8	—	—	—
Investments through profit or loss	3 172	3 172	3 172	—	—	—
	82 294	82 484	79 452	1 228	246	1 558
Derivative instruments
Forward exchange contracts
Inflow[2]	696	19 082	19 082	—	—	—
Outflow[2]	—	(18 386)	(18 386)	—	—	—
Crude oil put options	1 055	1 055	1 055	—	—	—
Foreign exchange zero cost collars	609	609	609	—	—	—
Oxygen supply contract embedded derivative	863	(215)	89	201	292	(797)
	85 517	84 629	81 901	1 429	538	761
Financial liabilities
Non-derivative instruments
Long-term debt[3]	(102 645)	(127 539)	(7 237)	(40 933)	(62 285)	(17 084)
Lease liabilities	(17 360)	(38 780)	(3 659)	(5 475)	(4 361)	(25 285)
Short-term debt	(666)	(666)	(666)	—	—	—
Trade and other payables	(34 757)	(34 757)	(34 757)	—	—	—
Bank overdraft	(1)	(1)	(1)	—	—	—
	(155 429)	(201 743)	(46 320)	(46 408)	(66 646)	(42 369)
Derivative instruments
Forward exchange contracts
Outflow[2]	(15)	(3 357)	(3 357)	—	—	—
Inflow[2]	—	3 342	3 342	—	—	—
Other commodity derivatives	(37)	(39)	(39)	—	—	—
Oxygen supply contract embedded derivative	(14)	15	15	—	—	—
	(155 495)	(201 782)	(46 359)	(46 408)	(66 646)	(42 369)
1	Contractual cash flows include interest payments.
2	In the prior year, certain contractual cash flows relating to FECs were presented on a net basis. The comparative information has been revised to present these cash flows on a gross basis for FEC financial assets and financial liabilities. The revision is presentation-related only and has no impact on the Group's statement of financial position, income statement, statement of comprehensive income, statement of changes in equity or statement of cash flows.
3	The repayment of the notional amount of the convertible bonds is included in the one to three years category, in line with the contractual maturity date. The conversion rights are exercisable at any time.

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Market risk

Market risk is the risk arising from possible market price movements and their impact on the future cash flows of the business. The Group’s financial market risk management objectives, which inform the hedging philosophy of the Group, are:

●	To prudently manage the Group’s financial market risks in order to reduce the financial impact due to adverse movements in market rates/prices (i.e. protect cash flows), contributing to Sasol meeting its strategic financial objectives and remaining within Sasol Ltd Board’s approved risk appetite and risk tolerance levels; and
●	To reduce earnings and cash flow volatility in order to increase certainty and predictability for planning purposes.

The Group is exposed to the following market price movements:

Foreign currency risk

Foreign currency risk is a risk that earnings and cash flows will be affected due to changes in exchange rates.

How we manage the risk

The Audit Committee sets broad guidelines in terms of tenor and hedge cover ratios specifically to assess future currency exposure, which have the potential to materially affect our financial position. These guidelines and our hedging policy are reviewed from time to time. This hedging strategy enables us to better forecast cash flows and thus manage our liquidity and key financial metrics more effectively. Foreign currency risks are managed through the Group’s hedging policy and financing policies and the selective use of various derivatives.

Our exposure to and assessment of the risk

The Group’s transactions are predominantly entered into in the respective functional currency of the individual operations. A large portion of our turnover and capital investments are significantly impacted by the Rand/US$ and Rand/EUR exchange rates. Some of our fuel products are governed by the Basic Fuel Price (BFP), of which a significant variable is the Rand/US$ exchange rate. Our export chemical products are mostly commodity products whose prices are largely based on global commodity and benchmark prices quoted in US dollars and consequently are exposed to exchange rate fluctuations that have an impact on cash flows. These operations are exposed to foreign currency risk in connection with contracted payments in currencies that are not in their individual functional currency. The most significant exposure for the Group exists in relation to the US dollar and the Euro. The translation of foreign operations to the presentation currency of the Group is not taken into account when considering foreign currency risk.

Zero-cost collars and Put options

In line with the risk mitigation strategy, the Group hedges a portion of its estimated foreign currency exposure in respect of forecast sales and purchases. The Group mainly uses zero-cost collars and put options to hedge its currency risk, most of the current hedges mature within 12 months from the reporting date.

Forward exchange contracts

Forward exchange contracts (FECs) are utilised throughout the Group to economically hedge the risk of currency depreciation on committed and highly probable forecast transactions. Transactions hedged with FECs include capital and goods purchases (imports) and sales (exports).

Refer to the summary of our derivatives below.

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The following significant exchange rates were applied during the year:

	Average rate		Closing rate
	2026	2025	2026	2025
	Rand	Rand	Rand	Rand
Rand/EUR	19,70	19,76	18,72	20,92
Rand/US$	16,89	18,17	16,39	17,75

The table below shows the significant currency exposure where entities within the group have monetary assets or liabilities that are not in their functional currency, have exposure to the US dollar or the Euro. The amounts have been presented in rand by converting the foreign currency amount at the closing rate at the reporting date.

	2026		2025
	Euro	US dollar	Euro	US dollar
	Rm	Rm	Rm	Rm
Long-term receivables	5	994	127	645
Trade and other receivables	451	2 213	429	3 912
Cash and cash equivalents	2 475	1 287	1 479	783
Net exposure on assets	2 931	4 494	2 035	5 340
Trade and other payables	(277)	(6 779)	(547)	(3 631)
Net exposure on liabilities	(277)	(6 779)	(547)	(3 631)
Exposure on external balances	2 654	(2 285)	1 488	1 709
Net exposure on balances between Group companies	(8 091)	31 664	(1 409)	18 867
Total net exposure	(5 437)	29 379	79	20 576

Sensitivity analysis

The following sensitivity analysis is provided to show the foreign currency exposure of the Group at the end of the reporting period. This analysis is prepared based on the statement of financial position balances that exist at year-end, for which there is currency risk, and exist at that point in time. The effect on equity is calculated as the effect on profit and loss. The effect of translation of results into presentation currency of the Group is excluded from the information provided.

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A 10% weakening in the Group’s significant exposure to the foreign currency at 30 June would have increased either the equity or the profit by the amounts below, before the effect of tax. This analysis assumes that all other variables, in particular, interest rates, remain constant, and has been performed on the same basis for 2025.

	2026		2025		2024
	Euro	US dollar	Euro	US dollar	Euro	US dollar
	Rm	Rm	Rm	Rm	Rm	Rm
Equity	(544)	2 938	8	2 058	171	2 740
Income statement	(544)	2 938	8	2 058	171	2 740

A 10% movement in the opposite direction in the Group’s exposure to foreign currency would have an equal and opposite effect to the amounts disclosed above.

Interest rate risk

Interest rate risk is the risk that the value of short-term investments and financial activities will change as a result of fluctuations in the interest rates.

Fluctuations in interest rates impact on the value of short-term investments and financing activities, giving rise to interest rate risk. The Group has exposure to interest rate risk due to the volatility in South African, European and US interest rates.

How we manage the risk

Our debt is comprised of different instrument notes, which by their nature either bear interest at a floating or a fixed rate. We monitor the ratio of floating and fixed interest in our loan portfolio and manage this ratio, by electing to incur either bank loans, bearing a floating interest rate, or bonds, which bear a fixed interest rate. We may also use interest rate swaps, where appropriate, to convert some of our debt into either floating or fixed rate debt to manage the composition of our portfolio. There were no open interest rate swaps at 30 June 2026 or 30 June 2025.

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35	Financial risk management and financial instruments continued
35.2	Financial risk management continued

In respect of financial assets, the Group’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in short-term investments (less than one year) in order to maintain liquidity, while achieving a satisfactory return for shareholders.

Carrying value
	2026	2025
	Rm	Rm
Variable rate instruments
Financial assets	40 542	37 790
Financial liabilities*	(25 705)	(30 886)
	14 837	6 904
Fixed rate instruments
Financial assets	6 698	6 895
Financial liabilities	(66 786)	(71 759)
	(60 088)	(64 864)
Interest profile (variable: fixed rate as a percentage of total financial assets)	86:14	85:15
Interest profile (variable: fixed rate as a percentage of total financial liabilities)	28:72	30:70
*	The decrease in variable exposure is mainly due to the repayments made on the RCF (refer to note 13).

Cash flow sensitivity for variable rate instruments

Financial instruments affected by interest rate risk include borrowings, deposits, trade receivables and trade payables. A change of 1% in the prevailing interest rate in a particular currency at the reporting date would have increased/(decreased) earnings by the amounts shown below before the effect of tax. The sensitivity analysis has been prepared on the basis that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis since 2025. Interest is recognised in the income statement using the effective interest rate method.

	Income statement and equity— 1% increase
			United States
	South Africa	Europe	of America	Other
	Rm	Rm	Rm	Rm
30 June 2026	245	24	(100)	26
30 June 2025	247	15	(218)	22
30 June 2024	250	32	(328)	21

A 1% decrease in interest rates would have an equal and opposite effect to the amounts disclosed above.

The Group’s remaining exposure to IBORs relate mainly to loans denominated in JIBAR (refer to note 1).

Commodity price risk

Commodity price risk is the risk of fluctuations in our earnings as a result of fluctuation in the price of commodities.

How we manage the risk

The Group makes use of derivative instruments, including options and commodity swaps as a means of mitigating price movements and timing risks on crude oil purchases and sales. The Group entered into hedging contracts which provide downside protection while retaining upside participation. Refer to the summary of our derivatives below.

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35.	Financial risk management and financial instruments continued

35.2Financial risk management continued

Our exposure to and assessment of the risk

A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Market prices for crude fluctuate because they are subject to international supply and demand and geopolitical factors. Our exposure to the crude oil price centres primarily around the selling price of fuel marketed by our Energy business, as the BFP formula is significantly influenced by international crude oil prices. Additional exposure stems from crude oil processed in our Natref refinery, and from certain of our international operations where chemical prices are linked to crude oil-derived feedstocks. Key factors in the BFP are the Mediterranean and Singapore or Mediterranean and Arab Gulf product prices for petrol and diesel, respectively.

Dated Brent crude oil prices applied during the year:

	Dated Brent Crude
	2026	2025
	US$	US$
High	144,42	89,10
Average	79,47	74,59
Low	60,20	61,09

Summary of our derivatives

In the normal course of business, the Group enters into various derivative transactions to mitigate our exposure to foreign exchange rates, interest rates and commodity prices. Derivative instruments used by the Group in hedging activities include swaps, options, forwards and other similar types of instruments.

	Financial	Financial	Financial	Financial
	asset	liability	asset	liability	Income statement gain/(loss)
	2026	2026	2025	2025	2026	2025	2024
	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Commodity and currency derivatives
Crude oil put options	—	—	1 055	—	(1 021)	(391)	(953)
Crude oil futures	1 140	—	—	—	(1 716)	—	(180)
Ethane swap options	—	—	—	—	—	—	(17)
Other commodity derivatives	14	(6)	—	(30)	5	(36)	(63)
Forward exchange contracts	188	(151)	696	(15)	1 563	1 132	1 091
Foreign exchange zero cost collars	441	—	609	—	1 355	323	810
Put options – Rand/US dollar currency	50	—	—	—	22	—	—
Put spread options – Brent crude oil	397	—	—	—	(402)	—	—
Put with a call spread option – Brent crude oil	—	(83)	—	—	(347)	—	—
Embedded derivatives
Convertible bond embedded derivative	—	(309)	—	(7)	(312)	52	1 233
Oxygen supply contract embedded derivatives*	3 022	—	863	(14)	2 279	924	443
Non-derivative financial instruments
Investments at fair value through profit or loss**	3 832	—	3 172	—	—	—	—
	9 084	(549)	6 395	(66)	1 426	2 004	2 364
*	Relates to a US dollar derivative that is embedded in long-term oxygen supply contracts to our Secunda Operations.
**	Fair value gains and losses are presented in other operating income and expenses, separately from derivative gains and losses.

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35	Financial risk management and financial instruments continued
35.2	Financial risk management continued

		Contract/Nominal amount*					Average price**
		Open	Settled	Open	Settled		Open	Open
		2026	2026	2025	2025		2026	2025
		Million	Million	Million	Million
Crude oil put options purchased	barrels	—	22,8	22,5	16,8	US$/bbl	—	59,8
Forward exchange contracts	US$	693	—	907	—	R/US$	16,71	18,51
Forward exchange contracts	EUR	252	—	54	—	US$/EUR	1,17	1,11
Foreign exchange zero cost collars	US$	1 128	1 720	1 720	1 652	R/US$ Floor	16,57	17,60
						R/US$ Cap	19,17	21,13
Put options purchased – Rand/US$ currency***	US$	50	—	—	—	US$/EUR	17,40	—
Put spread options purchased – Brent crude oil***	US$	16	—	—	—	R/US$ Floor	59,00	—
						R/US$ Cap	43,90	—
Put with a call spread option purchased – Brent crude oil***	US$	5	—	—	—	R/US$ Floor	59,00	—
						R/US$ Cap	76,86	—
						R/US$ Upper Cap	86,86	—
*	The nominal amount is the sum of the absolute value of all contracts for both derivative assets and liabilities.
**	For open positions.
***

During the year, the 2026 hedging programme was completed by securing downside protection while retaining upside participation. Total premium paid for contracts entered into in the year US$131,9 million (2025: US$114,09 million).

Accounting policies:

Derivative financial instruments and hedging activities

The Group is exposed to market risks from changes in interest rates, foreign exchange rates and commodity prices. The Group uses derivative instruments to hedge its exposure to these risks. Additionally, there are embedded derivatives that have been bifurcated in certain of the Group’s long-term supply agreements and borrowings.

All derivative financial instruments are initially recognised at fair value and are subsequently stated at fair value at the reporting date. Attributable transaction costs are recognised in the income statement when incurred. Resulting gains or losses on derivative instruments, excluding designated and effective hedging instruments, are recognised in the income statement.

To the extent that a derivative instrument has a maturity period of longer than one year, the fair value of these instruments will be reflected as a non-current asset or liability.

Contracts to buy or sell non-financial items (e.g. gas or electricity) that were entered into and continue to be held for the purpose of the receipt of the non‑financial items in accordance with the Group’s expected purchase or usage requirements are not accounted for as derivative financial instruments. Purchase commitments relating to these contracts are disclosed in note 3.

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35	Financial risk management and financial instruments continued
35.2	Financial risk management continued

Hedge accounting

The Group continues to apply the hedge accounting requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’.

Where a derivative instrument is designated as a cash flow hedge of an asset, liability or highly probable forecast transaction that could affect the income statement, the effective part of any gain or loss arising on the derivative instrument is recognised as other comprehensive income and is classified as a cash flow hedge accounting reserve until the underlying transaction occurs. The ineffective part of any gain or loss is recognised in the income statement. If the hedging instrument no longer meets the criteria for cash flow hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

If the forecast transaction results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is transferred from the cash flow hedge accounting reserve, as other comprehensive income, to the underlying asset or liability on the transaction date. If the forecast transaction is no longer expected to occur, then the cumulative balance in other comprehensive income is recognised immediately in the income statement as reclassification adjustments. Other cash flow hedge gains or losses are recognised in the income statement at the same time as the hedged transaction occurs.

Economic hedges

When derivative instruments, including forward exchange contracts, are entered into as fair value hedges, no hedge accounting is applied. All gains and losses on fair value hedges are recognised in the income statement.

36	Subsequent events (non-adjusting)

In mid-August 2026, the Natref refinery experienced an unplanned shutdown of a downstream unit which coincided with a planned shutdown of a separate unit, impacting refinery production and supply. We are implementing measures to support continued refinery operations and working with industry to ensure the continuous supply of jet fuel and other products. Inventory build at year-end has provided additional flexibility in managing product supply during this period.

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